SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q/A

Amendment No. 2

☒                              QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2005

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-29391

VIA NET.WORKS, INC.

(Exact name of registrant as specified in its charter)

Delaware	84-1412512
(State or other jurisdiction)	(I.R.S. Employer Identification No.)

H. Walaardt Sacrestraat 401-403
1117 BM Schiphol
The Netherlands

(Address of principal executive offices)

Registrant’s telephone number, including area code: +31 20 502 0000

(Former name or former address, if changed since last report)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant is: an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

As of May 20, 2005, there were outstanding 56,053,988 shares of the registrant’s common stock and 5,050,000 shares of the registrant’s non-voting common stock.

EXPLANATORY NOTE

This Form 10-Q/A for the quarter ended March 31, 2005 is filed solely for the purpose of amending Part I Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”, Part I Item 4 “Controls and Procedures” and Part II Item 6 “Exhibits and Reports on Form 8-K” of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed with the SEC on May 20, 2005 (the “First Quarter 10-Q”) in response to comments received from the Securities and Exchange Commission. No change is otherwise made to Part I or Part II of the First Quarter 10-Q. This Form 10-Q/A speaks as of the original filing date and has not been otherwise updated to reflect events occurring subsequent to the original filing date.

VIA NET.WORKS, INC.

PART I

ITEM 1.                FINANCIAL STATEMENTS

VIA NET.WORKS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share data)

	December 31, 2004	March 31, 2005
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$15,497	$7,797
Restricted cash	5,100	4,055
Trade and other accounts receivable, net of allowance of $2,966 and $3,203 respectively	13,909	11,666
Other current assets	6,972	6,596
Total current assets	41,478	30,114
Property and equipment, net	13,065	11,146
Goodwill	42,466	40,594
Intangible assets, net	8,695	7,038
Other non-current assets	444	503
Deferred tax asset	14,305	14,326
Assets of businesses held for sale (Note 2)	—	3,026
Total assets	$120,453	$106,747
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$16,899	$16,556
VAT and other taxes payable	1,083	710
Current portion of capital lease obligations and long-term payables	9,325	8,811
Deferred revenue	15,591	12,965
Accrued expenses	24,451	21,709
Deferred tax liability	13,772	14,515
Other current liabilities	3,744	3,152
Total current liabilities	84,865	78,418
Capital lease obligations and long-term payables, less current portion	344	256
Deferred tax liability	2,639	1,753
Liabilities of businesses held for sale (Note 2)	—	2,803
Total liabilities	87,848	83,230
Commitments and contingencies (Note 11)
Stockholders’ equity:
Preferred stock, $.001 par value; 10,000,000 shares authorized; no shares issued	—	—
Common stock, $.001 par value; 132,500,000 shares authorized; 62,624,777 and 62,624,777 shares issued, respectively	63	63
Additional paid-in capital	557,907	557,907
Treasury stock, 1,520,789 shares	(1,521)	(1,521)
Accumulated deficit	(488,880)	(500,296)
Accumulated other comprehensive loss	(34,964)	(32,636)
Total stockholders’ equity	32,605	23,517
Total liabilities and stockholders’ equity	$120,453	$106,747

The accompanying notes are an integral part of these condensed consolidated financial statements.

VIA NET.WORKS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except share and per share data)
(Unaudited)

	For the three months ended March 31,
	2004	2005
Revenue	$10,396	$24,089
Operating costs and expenses:
Internet services	5,346	12,189
Selling, general and administrative	13,264	19,460
Impairment and restructuring charges	300	3,453
Depreciation and amortization	1,838	2,114
Total operating costs and expenses	20,748	37,216
Operating loss from continuing operations	(10,352)	(13,127)
Interest income	106	12
Interest expense	(18)	(172)
Other income, net	34	404
Foreign currency losses, net	(3,326)	(1,702)
Loss from continuing operations before income taxes	(13,556)	(14,585)
Income tax benefit (expense)	7	(30)
Net loss from continuing operations	(13,549)	(14,615)
Discontinued operations:
Gain (loss) from discontinued operations	3,732	(24)
Gain on disposal of discontinued operations	—	3,223
Net loss	$(9,817)	$(11,416)
Basic and diluted loss per share:
Continuing operations	$(0.22)	$(0.24)
Discontinued operations	0.06	0.05
Net loss per share—basic and diluted	$(0.16)	$(0.19)
Shares used in computing basic and diluted loss per share	60,708,602	61,103,988

The accompanying notes are an integral part of these condensed consolidated financial statements.

VIA NET.WORKS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)
(Unaudited)

	For the three months ended March 31,
	2004	2005
Cash flows from operating activities:
Net loss from continuing operations	$(13,549)	$(11,416)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:
Depreciation and amortization	1,838	2,114
Impairment charges	—	2,367
Provision for doubtful accounts receivable	337	572
Unrealized foreign currency transaction losses	2,510	1,674
Deferred tax	28	93
Stock compensation	80	—
Changes in assets and liabilities, net of acquisitions:
Trade accounts receivable	(517)	(1,943)
Other current assets	(398)	1,059
Other non-current assets	(2)	—
Accounts payable	(967)	814
VAT and other taxes payable	605	(242)
Accrued expenses	1,634	(1,487)
Other current liabilities	192	1,139
Deferred revenue	444	(16)
Net cash used in operating activities by discontinued operations	(994)	(1,759)
Net cash used in operating activities	(8,759)	(7,031)
Cash flows from investing activities:
(Increase) decrease in restricted cash	(51)	1,045
Acquisition of subsidiaries (net of cash acquired)	(7,735)	(1,317)
Purchases of property, equipment and other assets	(1,658)	(1,044)
Proceeds from disposition of subsidiaries	—	1,344
Net cash used in investing activities by discontinued operations	(241)	(19)
Net cash used in investing activities	(9,685)	9
Cash flows from financing activities:
Repayment of debt and principal payments on capital lease obligations	(48)	(541)
Proceeds from issuance of common stock, net	311	—
Net cash used in financing activities by discontinued operations	(2)	—
Net cash (used in) received from financing activities	261	(541)
Effect of currency exchange rate changes on cash	(679)	(137)
Net decrease in cash and cash equivalents	(18,862)	(7,700)
Cash and cash equivalents, beginning of period	65,803	15,497
Cash and cash equivalents, end of period	$46,941	$7,797

The accompanying notes are an integral part of these condensed consolidated financial statements.

VIA NET.WORKS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.   Basis of Presentation

These condensed consolidated financial statements as of March 31, 2005 and for the three month periods ended March 31, 2004 and 2005 and the related footnote information are unaudited and have been prepared on a basis substantially consistent with the audited consolidated financial statements of VIA NET.WORKS, Inc. (“VIA” or “the Company”) as of and for the year ended December 31, 2004, included in VIA’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (“2004 Annual Report”). These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes to the financial statements included in the 2004 Annual Report. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of normal recurring adjustments) that management considers necessary to present fairly the consolidated financial position of VIA at March 31, 2005 and the results of its operations and its cash flows for the three month periods ended March 31, 2004 and 2005. The results of operations for the three-month period ended March 31, 2005 may not be indicative of the results expected for any succeeding quarter or for the year ending December 31, 2005. Certain prior period amounts have been reclassified to conform to the current period presentation. Reclassifications have been made to prior period amounts to account for discontinued operations.

The preparation of financial statements in conformity with generally accepted accounting principles requires VIA to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, together with amounts disclosed in the related notes to the consolidated financial statements. Actual results could differ from the recorded estimates.

Going concern:

For the three months ended March 31, 2005, the Company had net losses from continuing operations of $14.6 million and net decrease of cash and cash equivalents for the period of $7.7 million.

As of March 31, 2005, the Company had $7.8 million in cash and cash equivalents and $4.1 million in restricted cash.

On March 17, 2005, the Company announced that a combination of factors including unanticipated revenue shortfalls in certain of its legacy VIA companies and its new VIA Express business would leave the Company with insufficient cash reserves to continue the operations of the group parent, VIA NET.WORKS, Inc., in early April 2005, and that it was working with its professional advisors to obtain new financing to address the issue. With the support of its advisors, the Company pursued two parallel processes to maximize its strategic alternatives and optimize the value that is inherent in the VIA businesses. In the first of the processes, the Company engaged in discussions with a number of parties with a view to selling all or parts of its businesses. In the second of the two processes, the Company sought potential investors to provide funds sufficient to enable the Company to continue as a going concern.

On April 1, 2005, the Company announced the sale of two of its Swiss companies—VIA NET.WORKS (Schweiz) AG and VIA NET.WORKS Services AG—to former managers and owners of the business, for a purchase price of CHF 3.5 million ($3.1 million). The net proceeds of the sale provided VIA with additional liquidity to continue its discussions for refinancing and sale transactions.

On April 30, 2005, VIA NET.WORKS, Inc. entered into a sale and purchase agreement, or Sale Agreement, with Claranet Group Limited (Claranet), a privately-held European Internet services provider based in the United Kingdom, to sell all of the Company’s remaining business operations in Europe and the United States (the Asset Sale). The agreement followed on the letter of intent entered into between Claranet and VIA on April 10, 2005. The following discussion is a summary of the material provisions of the Sale Agreement. This summary is qualified in its entirety by reference to the Sale Agreement, a copy of which is attached as Exhibit 99.1 to the Current Report on Form 8-K filed by VIA on May 3, 2005 with the Securities and Exchange Commission reporting the execution of the sale and purchase agreement.

The material provisions of the Sale Agreement are as follows:

Assets to be Sold Pursuant to the Sale Agreement

•        VIA would sell to Claranet all of its business operations in Europe and the U.S, which includes all of our subsidiary companies other than VIA NET.WORKS NY Corp, VIA NET.WORKS Holdco, Inc., Surftrade U.S.A. Inc. and our parent company, VIA NET.WORKS, Inc. The assets to be sold to Claranet consist of substantially all of the Company’s assets, properties and rights. Claranet would acquire certain assets and liabilities pertaining to the Company’s centralized back office financial and technical support systems that are owned by the Company’s group parent company, VIA NET.WORKS, Inc. The Company would transfer employment contracts of certain headquarters personnel who are responsible for supporting the back office and technical support systems to appropriate VIA operating companies or Claranet will offer employment to such persons.

Treatment of Liabilities

•        Claranet would assume certain liabilities of our parent company, VIA NET.WORKS, Inc., including liabilities and obligations relating to the business operations being sold and employee contracts of certain headquarters personnel. Claranet would not assume other liabilities, such as severance costs for other employees at the corporate headquarters, lease payments, outstanding liabilities from previous acquisitions, vendor bills relating to costs of being a public company and ongoing operating costs associated with winding down the corporate headquarters.

•        VIA would retain all other debts and liabilities of VIA’s parent company, including but not limited to expenses relating to the headquarters office lease in Schiphol-Oost, VIA senior executives and all other headquarters staff, corporate vendors and professional advisors, and remaining payment obligations to sellers of the PSINet Europe group and the Amen group.

Purchase Price

•        Under the agreement, Claranet would pay VIA $26.4 million, less certain adjustments. In particular, the purchase price will be reduced by the amounts advanced to the Company by the Purchaser under the Euro 5.4 million ($7.0 million) working capital facility established by Claranet when the Sale Agreement was signed. Under this agreement VIA is obliged to monitor the level of working capital during the period between signing and the closing of the transaction as described below under “Termination of the Sale Agreement”. A schedule for advances under the facility is described below. The purchase price will also be adjusted for any funds withdrawn from or payments made by the subsidiaries being sold by or to our parent company or any other subsidiaries not being sold.

•        Concurrent with the execution of the April 10, 2005 letter of intent, Claranet delivered a deposit of $3,000,000 to VIA in order to secure the rights to negotiate exclusively with the Company until April 30, 2005. The deposit was partially funded by the release of £1.0 million ($1.9 million) from the escrow established by Claranet in favor of VIA in connection with the purchase in September 2004 by Claranet of the Company’s legacy operations in the United Kingdom. The deposit will be forfeited by Claranet if the transaction does not close other than for VIA’s default or certain other conditions. Otherwise, the portion of the deposit in excess of the £1.0 million ($1.9 million) will be credited to the purchase price at closing.

Survival of Warranties and Other Claims; Limitations on Liability

•        The Company has made certain customary warranties in the Sale Agreement that generally survive for three months following closing, with certain exceptions for matters relating to tax and title to properties. VIA would not be liable for any breaches of warranties until the aggregate amount of all claims exceeds $1,000,000, and the Company’s maximum liability for all breaches would be limited to 33% of the purchase price (approximately $8.8 million).

Closing

•        The Asset Sale is conditioned upon the approval by the Company’s shareholders. In addition, the agreement contains customary pre-closing conditions relating to, among other things, accuracy of warranties and the Company’s compliance with the provisions of the Sale Agreement, including the conduct of the business pending the closing.

•        If the Asset Sale is approved and adopted by VIA’s shareholders, the closing will take place shortly after the shareholder meeting. On May 9, 2005, the Company filed its preliminary proxy statement with the Securities and Exchange Commission, or SEC. On May 18, 2005, the SEC staff informed the Company that it was preparing comments on the preliminary proxy statement. Although the Company has not yet received formal written comments, based on conversations between the Company’s management and SEC staff regarding the comments, the Company believes it will be in a position to file its definitive proxy statement before the end of May 2005. In such case, the Company anticipates that the closing would occur during the first week of July, 2005. Otherwise, the Company anticipates that the closing will take place during the first week of August, 2005.

Competing Offers

•        The Sale Agreement prohibits the Company from approaching or negotiating with any other potential purchaser, provided that the Company’s board may negotiate with a third party regarding an alternative offer if refusing to do so would, in the reasonable determination of our board upon advice of counsel, be reasonably likely to constitute a breach of fiduciary duties to the Company’s shareholders.

Termination of the Sale Agreement

•        Claranet is entitled, prior to the closing, to terminate the Sale Agreement in the event of

•        claims against VIA or one of the companies being purchased in excess of $50,000, which had not been disclosed on or before April 7, 2005, and which exceed $1,000,000 in the aggregate

•        any increase in cash outflow of the companies being purchased as a whole, measured over the period from May 1, 2005 to the end of the most recently completed calendar month, as compared to the amounts in VIA’s working capital projections for such period of more than $1,250,000

•        loss or cancellation of customers contracts with annualized value in excess of $50,000 in an amount exceeding $1,800,000, net of new customer contract gains

•        bankruptcy of the parent company or any member of the VIA Group

•        breach of an undertaking in the Sales Agreement or warranty where the losses to Claranet are likely to exceed $1,000,000; or a

•        material breach of the working capital facility agreement

Effect of Termination

•        In the event Claranet terminates the Sale Agreement in connection with any of the items listed above or if the Company terminates the Sale Agreement because it accepts a competing offer, the Company must (a) reimburse the $3.0 million deposit to Claranet together with accrued interest on the deposit at a rate of 8% per annum, (b) pay a break fee of $500,000, (c) reimburse the costs and expenses incurred by Claranet in connection with the transaction up to $250,000, (d) pay back the amounts drawn against the financing facility, and (e) pay a $400,000 finance arrangement fee.

Terms of Financing Agreement

•        Concurrently with entering into the Sale Agreement, the Company entered into a Facility Agreement with Claranet under which it is permitted to borrow up to Euro 5.4 million ($7.0 million) for working capital requirements. The facility is stated in Euro funds and will be made available according to the following schedule, stated in USD equivalent on the basis of a Euro to USD exchange rate of $1.303 per Euro:

Date	Amount of aggregate funds available, including prior borrowings:
June 10, 2005 to June 23, 2005 (inclusive):	$1,200,000
June 24, 2005 to July 9, 2005 (inclusive):	2,500,000
July 10, 2005 to July 23, 2005 (inclusive):	4,200,000
July 24, 2005 to August 9, 2005 (inclusive):	5,700,000
August 10, 2005 to termination (inclusive):	7,000,000

•        The amount of funds made available to us and for which we will have to repay Claranet upon a closing may materially differ depending on the currency exchange rate movements prior to the closing.

•        As permitted under the Facility Agreement, the Company has delivered a request to Claranet to accelerate the first draw to June 1, 2005. Funds advanced under this facility are secured by our pledge of all of our ownership interest in certain of our Dutch, French, Belgian and German subsidiaries. Funds advanced bear interest at a rate of 8% per annum, compounded daily. All amounts outstanding under the facility will be deducted from the purchase price payable by Claranet at the closing.

•        If the closing has not occurred by the earlier of September 9, 2005 or the date the Sale Agreement is terminated in accordance with its terms, the Company will be required to pay Claranet an arrangement fee of $400,000. Following a termination of the Sale Agreement, Claranet may immediately cancel the facility and all amounts there under come due upon 20 or 40 days notice to VIA, depending on the circumstances of the termination.

In the proxy statement the Company intends to deliver to its shareholders, the Company will request approval of, among other things, the Asset Sale and a plan of complete dissolution and liquidation of the Company. If the Company receives approval from its shareholders, the Company will seek to close the transaction shortly after the shareholder’s meeting and use the net proceeds to pay off the remaining liabilities of the Company and shut down its corporate headquarters and terminate the remaining employees. Remaining funds will then be distributed to the Company’s shareholders in accordance with Delaware law. An estimate of the net remaining funds available for distribution to the Company’s shareholders if the Asset Sale is closed will be included within the proxy statement to be distributed to the Company’s shareholders in connection with the proposed shareholder meeting. The closing of the Asset Sale is subject to a number of conditions, which might not be satisfied.

The Sale Agreement is conditioned on receiving the approval of the Company’s shareholders. If , for whatever reason, the Company’s shareholders were to reject the transaction, there can be no assurance that VIA will be able to find alternative solution to its liquidity issue and in that event, would have insufficient funds to continue to operate the Company as a going concern.

2.   Discontinued Operations

As each of the United Kingdom, Brazilian, Portuguese, Cayman Islands and Swiss operations represented a component of an entity as defined by Statement of Financial Accounting Standards No. 144 (“SFAS 144”). “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company has classified each operation as a discontinued operation for all periods presented.

2004

VIA NET.WORKS UK Ltd.

On September 28, 2004, the Company sold 100% of the shares of VIA NET.WORKS UK Limited, which was part of the Solutions segment, to Claranet Limited, a UK-based Internet service provider. VIA NET.WORKS UK Limited results would have been reported in our Solutions segment. Claranet agreed to pay total consideration for the shares of VIA NET.WORKS UK Limited in the aggregate amount of GBP 7.3 million ($13.1 million), subject to certain working capital and other adjustments. The Company received GBP 5.3 million ($9.4 million) in cash on completion. The GBP 2.0 million ($3.8 million) balance was payable, subject to the working capital and other adjustments, as follows: GBP 1.0 million ($1.9 million) in cash six months after completion and GBP 1.0 million ($1.9 million) in cash one year after completion.

On March 21, 2005, the Company resolved all contingencies surrounding the first escrow payment, and received a payment from Claranet of GBP 0.7 million ($1.3 million) plus accrued interest. The GBP 0.7 million ($1.3 million) consideration has been recognized as gain on disposal from discontinued operations in the three months ended March 31, 2005.

The remaining consideration of GBP 1.0 million ($1.9 million) was scheduled to be released from escrow, subject to warranty claims of Claranet against the Company, at the end of September 2005. On April 10, 2005, the Company and Claranet entered into a letter of intent for purchase of the remaining business operations. Upon execution of the letter of intent, Claranet delivered a deposit of $3.0 million for the rights to negotiate on an exclusive basis definitive agreements toward the sale of the Company’s business operations. The deposit was partially paid by the release of the remaining GBP 1.0 million ($1.9 million) in escrow. As all material contingencies surrounding the second escrow payment were resolved as at March 31, 2005, the GBP 1.0 million ($1.9 million) consideration has also been recognized as gain on disposal from discontinued operations in the three months ended March 31, 2005.

Revenues related to VIA NET.WORKS UK Limited were approximately $5.6 million for the three months ended March 31, 2004 and nil million for the three months ended March 31, 2005. The gain, excluding accounting for the sale transaction, related to VIA NET.WORKS UK Limited was approximately $3.8 million for the three months ended March 31, 2004 and nil million for the three months ended March 31, 2005.

SURF COMPANIES

During the year ended December 31, 2004, Surftrade Ltda., Surftrade Portugal and VIA NET.WORKS Holdings Cayman were liquidated. The results of the liquidated companies, which have been recorded during the three months ended March 31, 2004 are nil for Surftrade Ltda., Surftrade Portugal and VIA NET.WORKS Holdings Cayman. Surftrade Ltda., Surftrade Portugal and VIA NET.WORKS Holdings Cayman results would have been reported in Corporate entity.

2005

VIA NET.WORKS SWITZERLAND

On April 1, 2005, the Company announced the sale of two of its Swiss companies—VIA NET.WORKS (Schweiz) AG and VIA NET.WORKS Services AG—to former managers and owners of the business, for a purchase price of CHF 3.5 million ($3.1 million). VIA NET.WORKS (Schweiz) AG and VIA NET.WORKS Services AG results would have been reported in our Solutions segment. The Company sold the Swiss operations due to working capital shortfalls. The net proceeds of the sale provided VIA with additional liquidity to continue its operations, while the Company continued discussions for refinancing and sale transactions.

As of March 31, 2005 assets and liabilities held for sale consisted of:

In thousands of U.S. dollars
Current assets	2,214
Property, plant and equipment	324
Intangible assets	488
Goodwill (Solutions segment)	—
Total assets	3,026
Accounts payable	608
Deferred revenue	1,557
Other current liabilities	638
Total liabilities	2,803

Revenues related to VIA NET.WORKS (Schweiz) AG and VIA NET.WORKS Services AG were approximately $2.3 million for the three months ended March 31, 2004 and $2.2 million for the three months ended March 31, 2005. The loss excluding accounting for the sale transaction, related to VIA NET.WORKS (Schweiz) AG and VIA NET.WORKS Services AG was approximately $0.1 million for the three months ended March 31, 2004 and $24,000 for the three months ended March 31, 2005.

The balance sheet for the three months ended March 31, 2005 has been reclassified to show the assets and liabilities for VIA NET.WORKS (Schweiz) AG and VIA NET.WORKS Services AG separately as businesses held for sale. Foreign currency translation adjustments of $1.0 million will be reclassified into the statement of operations upon disposal in the three months ending June 30, 2005. The comparative balance sheet as at December 31, 2004 has not been reclassified to show separately amounts related to discontinued operations.

3.   Impairment and Restructuring Charges

Impairment charges:

	Three months ended March 31,
	2004	2005
	In thousands of U.S. dollars
Fixed assets and intangible assets	$—	$1,850
Goodwill	—	517
Total impairment charges	$—	$2,367

2004

There were no impairment charges for the three months ended March 31, 2004.

2005

At March 31, 2005, upon completion of an impairment analysis, in accordance with SFAS 144, the Company recorded an intangible fixed asset impairment charge of $0.8 million and a tangible fixed asset impairment charge of $1.1million, mainly related to the Solutions and Amen segments. For definitions of the segments, please refer to Note 11 segment reporting. The fair value of the assets groups, calculated as of March 31, 2005 was based on a discounted cash flow model with appropriate market and business risk factored in for the period up until the first week of July, 2005, the estimated date of completion of the Claranet Sale, the estimated sale proceeds of $26.4 million as agreed in the sale and purchase agreement with Claranet and the projected working capital position at June 30, 2005.

The triggering event for the impairment was a combination of factors including unanticipated revenue shortfalls in certain of our legacy VIA companies and our new Express business in the quarter ended December 31, 2004, during which the Company recorded an intangible fixed asset impairment charge of $0.1 million and a tangible fixed asset impairment charge of $1.8 million, and the quarter ended March 31, 2005, which left the Company with insufficient cash reserves to continue the operations, and resulted in the signing of the sale and purchase agreement on April 30, 2005 to sell the businesses of VIA NET.WORKS to Claranet. Additionally, the sale and purchase agreement calls for estimated sale proceeds of $26.4 million, as opposed to $27.0 million utilized in the Company’s calculation as of December 31, 2004, based on the letter of intent dated April 10, 2005.

Based on the impairment of tangible and intangible fixed assets, at March 31, 2005, the Company determined a triggering event had occurred which required the Company to perform an impairment test on the carrying value of goodwill in accordance with SFAS 142. As a result, the Company recorded an impairment of$0.5 million to the goodwill related to its Amen segment.

The fair value of the reporting units calculated as of March 31, 2005 was based on a discounted cash flow model with appropriate market and business risk factored in for the period until the first week of July, 2005, the estimated date of completion of the transaction with Claranet, in addition to the estimated sale proceeds of $26.4 million as agreed in the sale and purchase agreement with Claranet and the projected working capital position at June 30, 2005. Upon completion of the Asset Sale, the Company expects to record a loss in the statement of operations for the three months ending September 30, 2005 relating to amounts previously recorded in accumulated other comprehensive loss. As of March 31, 2005, the Company has $31.6 million of cumulative translation losses recorded in respect of these businesses.

As a part of the process of creating the discounted cash flow model, the Company’s management was required to make estimates and assumptions regarding future revenues, costs and cash flows. In addition, the use of a discounted cash flow model requires management to make estimates and assumptions about the discount factor, timing of cash flows, terminal values and future growth rates. The assumptions made in calculating the impairment charges represent management’s best estimates based on currently available information. Changes to any of these assumptions can have a material impact on the discounted cash flows and the outcome of the impairment review.

Management has based their assessment of fair value on the estimated sale proceeds of the business of $26.4 million and the projected working capital position at June 30, 2005. The closing of the sale is subject to a number of conditions, including shareholder approval and the non-occurrence of a material adverse change in the businesses; and the estimated date of closing is based on an assumption that the review of the preliminary proxy statement by the Securities and Exchange Commission will not cause any material delays in the distribution of the definitive proxy statement to the Company’s shareholder. Also, the estimated final sales consideration is based in part on the amount of working capital that will be used by VIA during the period prior to closing, and the actual working capital used may differ significantly from what was forecasted. If one or more of these risks materialize, the actual impairment may materially differ from the current calculation.

Restructuring charges:

	Balance at December 31, 2003	Additions	Cash utilized	Foreign exchange	Balance at March 31, 2004
	In thousands of U.S. dollars
Employee termination payments	243	151	(200)	1	195
Future operating lease obligations	276	—	(65)	—	211
Other	121	149	(114)	—	156
Total restructuring charges	$640	$300	$(379)	$1	$562

	Balance at December 31, 2004	Additions/ Releases	Cash utilized	Foreign exchange	Balance at March 31, 2005
	In thousands of U.S. dollars
Employee termination payments	348	190	(323)	(16)	199
Future operating lease obligations	164	720	(70)	(16)	798
Other	484	176	(174)	(16)	470
Total restructuring charges	$996	$1,086	$(567)	$(48)	$1,467

2004

The Company recorded restructuring charges of $0.3 million during the three months ended March 31, 2004 related to severance payments at the corporate headquarters and transition implementation costs for back-office and administrative outsourcing initiatives. Cash payments for severance and benefits of $0.2 million were made in the first quarter of 2004 by the European operations ($0.1 million) and Corporate ($0.1 million). The employee termination costs of $0.2 million for the three months ended March 31, 2004 relate to five employees in finance at the corporate headquarters. The resulting accrual of $0.2 million at March 31, 2004 relates to five employees in finance at the corporate headquarters.

The accrual for future operating lease obligations, relating mainly to the Reston office, has been drawn down by the monthly payments on the office lease, which continued through to February 2005, less the income from a sublease of the space.

2005

During the three months ended March 31, 2005, the Company recorded restructuring charges of $1.1million. The restructuring charge for the three months ended March 31, 2005 related to severance payments at the corporate headquarters and at the Netherlands operation, costs for future operating lease obligations at our Netherlands operation and transition implementation costs for back-office integration initiatives.

The employee termination costs of $0.2 million for the three months ended March 31, 2005 relate to one employee at the corporate headquarters and one employee at our Netherlands operation. Cash payments for severance and benefits of $0.3 million were made in the three months ended March 31, 2005 by our European operations. The remaining accrual of $0.2 million at March 31, 2005 relates to one employee at the German operation and one employee at the corporate headquarters. It is not anticipated that any of these terminations will adversely impact the Company’s ability to generate revenue.

The accrual for future operating lease obligations, relate to the Reston office and future lease obligations in the German and Netherlands operations. The expenses for future operating lease obligations of $0.7 million for the three months ended March 31, 2005 relate to an addition in future operating lease obligations in the Netherlands operation. The accrual for the future operating lease obligations of the Reston office and the German operation have been drawn down by the monthly payments on the office lease. $40,000 of the accrual for the future operating lease obligations has been released to the statement of operations for the three months ended March 31, 2005 after the Reston operating lease obligation was terminated in February 2005.

Other charges incurred in the three months ended March 31, 2005, relate to the implementation costs for back-office integration initiatives. The remaining accrual of $0.5 million at March 31, 2005 relates to $0.2 million implementation costs for back-office integration initiatives, $0.2 million for the termination of a reseller agreement in the French operation and $0.1 million for costs associated with integrating the PSINet Europe operations and related system migration costs.

4.   Income Tax

The provision for taxes based on income for the three months ended March 31, 2004 and 2005 was computed in accordance with Interpretation No. 18 of Accounting Principles Board Opinion No. 28 on reporting taxes for interim periods and was based on management’s expectation of an effective income tax rate of 0% for the year ending December 31, 2005.

5.   Comprehensive Loss

Comprehensive loss for the three months ended March 31, 2004 and 2005 was as follows:

	Three months ended March 31,
	2004	2005
	In thousands of U.S. dollars
Net loss	$(9,817)	$(11,416)
Foreign currency translation adjustment gains	1,926	2,328
Comprehensive loss	$(7,891)	$(9,088)

6.   Property and Equipment, net

Property and equipment consisted of the following:

	December 31, 2004	March 31, 2005
	In thousands of U.S. dollars
Hardware and other equipment	$19,586	$17,061
Network and data center assets	8,330	9,088
Software	17,237	17,109
Furniture and fixtures	1,186	916
	46,339	44,174
Accumulated depreciation	(33,274)	(33,028)
Property and equipment, net	$13,065	$11,146

Depreciation expense was $1.6 million and $2.0 million for the three months ended March 31, 2004 and 2005, respectively. The Company recorded an asset impairment charge of $1.8 million and $1.1 million for the year ended December 31, 2004 and the three months ended March 31, 2005, respectively. The table above shows the balances net after the effect of the impairment charges. The fixed asset impairment charge related to Hardware and other equipment. (See Note 3 for further information.)

7.   Goodwill

The changes in the carrying amount of goodwill during the three months ended March 31, 2005, are as follows:

	Total	Solutions	Amen	Express
	In thousands of U.S. dollars
Balance as of December 31, 2004	$42,466	$30,830	$10,490	$1,146
Impairment charges related to continuing operations	(517)	—	(517)	—
Foreign exchange adjustment	(1,355)	(1,607)	252	—
Balance as of March 31, 2005	$40,594	$29,223	$10,225	$1,146

Impairments are discussed in greater detail within Note 3 of these consolidated financial statements.

8.   Intangible Assets, net

Intangible assets consisted of the following:

	December 31, 2004	March 31, 2005
	In thousands of U.S. dollars
Customer lists	$6,580	$6,229
Software	2,183	2,067
Tradename	1,062	1,004
Accumulated amortization	(1,130)	(2,262)
Intangible assets , net	$8,695	$7,038

The amortization expense for the three-month periods ended March 31, 2004 and 2005 was $0.2 and $0.1 million, respectively. The Company amortizes customer lists, software and trade names over three to seven years, five years and ten years respectively. The Company recorded an asset impairment charge of $0.1 million and $0.8 million for the year ended December 31, 2004 and the three months ended March 31, 2005, respectively. The table above shows the balances net after the effect of the impairment charges. (See Note 3 for further information.)

9.   Stock-Based Compensation

SFAS No. 123, “Accounting for Stock-Based Compensation,” encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated fair value of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock.

The Company has adopted the “disclosure only” alternative described in SFAS No. 123, which requires pro forma disclosures of net income and earnings per share as if the fair value method of accounting has been applied. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	For the three months ended March 31,
	2004	2005
	In thousands of U.S. dollars
Net loss (as reported)	$(9,817)	$(11,416)
Add back: Total stock-based employee compensation expense determined under intrinsic value method	80	—
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of related tax effects	(609)	(317)
Pro Forma net loss	$(10,346)	$(11,733)
Net loss per share, basic and diluted (as reported)	$(0.16)	$(0.19)
Net loss per share, basic and diluted (Pro Forma)	$(0.17)	$(0.19)

During the three months ended March 31, 2004, a total of 37,500 shares of the Company’s common stock were issued to two directors pursuant to the Company’s director compensation program. The market value of the stock as issued on the date of grant was $2.13 per share. This cost to the Company has been expensed in the condensed consolidated statement of operations for the three months ended March 31, 2004.

10.   Contingencies

Legal Proceedings

On November 5, 2001, the Company was named as a defendant in a class action lawsuit in the District Court for the Southern District of New York against VIA NET.WORKS, Inc., certain of the underwriters who supported our initial public offering (“IPO”) and certain of our officers, under the title O’Leary v. Via Net.works [sic] et al [01-CV-9720] (the “Complaint”). An amended complaint was filed in April 2002. The Complaint alleges that the prospectus we filed with our registration statement in connection with our IPO was materially false and misleading because it failed to disclose, among other things, that: (i) the named underwriters had solicited and received excessive and undisclosed commissions from certain investors in exchange for the right to purchase large blocks of VIA IPO shares; and (ii) the named Underwriters had entered into agreements with certain of their customers to allocate VIA IPO shares in exchange for which the customers agreed to purchase additional VIA shares in the aftermarket at pre-determined prices (“Tie-in Arrangements”), thereby artificially inflating the Company’s stock price. The Complaint further alleges violations of Sections 11, 12 (a)(2) and 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated there under arising out of the alleged failure to disclose and the alleged materially misleading disclosures made with respect to the commissions and the Tie-in Arrangements in the prospectus. The plaintiffs in this action seek monetary damages in an unspecified amount. Approximately 300 other issuers and their underwriters have had similar suits filed against them, all of which are included in a single coordinated proceeding in the Southern District of New York (the “IPO Litigation”). On June 30, 2003, the special litigation committee of the board of directors of the Company conditionally approved the global settlement between all plaintiffs and issuers in the IPO Litigations. The special litigation committee agreed to approve the settlement subject to a number of conditions, including the participation of a substantial number of other defendants in the proposed settlement, the consent of the Company’s insurers to the settlement, and the completion of acceptable final settlement documentation. The settlement would provide, among other things, a release of the Company and of the individual defendants for the conduct alleged in the action to be wrongful by the plaintiffs. Under the proposed settlement, the Company would agree to undertake other responsibilities under the partial settlement, including agreeing to assign away, not assert, or release certain potential claims the Company may have against its underwriters. In June 2004, a motion for preliminary approval of the settlement was filed with the Court. The underwriters filed a memorandum with the Court opposing preliminary approval of the settlement. The court granted the preliminary approval on February 15, 2005, subject to certain modifications. If the parties are able to agree upon the required modifications, and such modifications are acceptable to the court, notice will be given to all class members of the settlement, a “fairness” hearing will be held and if the Court determines that the settlement is fair to the class members, the settlement will be approved. Any direct financial impact of the proposed settlement is expected to be borne by our insurers.

PSINet Belgium, an indirect wholly-owned subsidiary of the Company, is a defendant in a lawsuit filed by Perceval Technologies N.V. regarding a commercial agreement entered into for the provision by Perceval of a DSL network in Belgium, Luxembourg and France. The agreement of 15 March 2004, entered into prior to VIA’s acquisition of PSINet Belgium, was for the benefit of a customer of PSINet Belgium, and provided for a three-year term upon completion of a test phase. The customer was not satisfied with the results of the project and decided to stop the project, whereupon PSINet Belgium terminated the agreement with Perceval Technologies. On February 28, 2005, Perceval brought a civil action before the commercial court of Brussels for the early termination of the contract and claims damage in the amount of €1.4 million plus €250,000 moral damages, plus interests, costs and attorneys’ fees. The Company believes PSINet Belgium was entitled to terminate the agreement under the circumstances and that the allegations are without merit and have engaged counsel to defend the action. If PSINet Belgium is determined to be liable or if the Company concludes that a settlement is in its best interests, that subsidiary may incur substantial costs.

Guarantees

From time to time, the Company enters into indemnification agreements with certain contractual parties in the ordinary course of business, including agreements with lenders, lessors, service providers and certain vendors. All such indemnification agreements are entered into in the context of the particular agreements and are provided in an attempt to properly allocate risk of loss in connection with the consummation of the underlying contractual arrangements. Although the maximum amount of future payments that the Company could be required to make under these indemnification agreements is unlimited, management believes that historically, costs incurred to settle claims related to these indemnifications have not been material to the Company’s financial position, results of operations or cash flows and that this is the expectation for the future. Additionally, the fair value of the indemnifications that the Company issued during the year ended December 31, 2004 and the three months ended March 31, 2005, respectively, were not material to the Company’s financial position, results of operations or cash flows.

Other

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business operations. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Company. The Company does not believe that any of these matters will have a material adverse affect on its business, assets or operations.

11.   Segment Reporting

VIA offers a variety of Internet access, managed bandwidth, web-hosting, Internet security and related services to businesses and consumers in Europe and the Americas. As of March 31, 2005, the Company served primary markets in nine countries. These country operations generate Internet-related revenues from leased lines, dial-up Internet access, web-hosting and design, Internet security and consulting services, and sale of third-party hardware and software.

In prior reporting periods, the Company’s internal management reporting structure was based on country operations and therefore the Company had provided segment information based on geographic regions.

Within the last quarter of 2004, management re-evaluated and amended its internal reporting structure and therefore changed its reportable segments and grouped all of the VIA legacy operating companies, except the US operation, and the newly acquired PSINet Europe operating companies into one operating segment—“Solutions”. The Company grouped its start-up VIA Express channel operations together with the legacy VIA US operations into one operating segment—“Express”. The Company grouped all of the Amen operating companies into one operating segment—“Amen”. The Company and its Chief Operating Decision Maker (“CODM”) evaluates the performance of its segments based on revenue and EBITDA before restructuring (“Adjusted EBITDA”). The Company’s CODM have been the Chief Executive Officer and the Chief Financial Officer throughout the year. Corporate expenses, which also include the regional companies holding Indefeasible Rights of Use (“IRU’s), are shown to reconcile to the total consolidated figures. Prior period amounts have been reclassified to conform to the current period presentation.

The table below presents information about the reported revenue, adjusted EBITDA, impairment and restructuring charges and assets from continuing operations of the Company’s operating segments for the three months ended March 31, 2004 and March 31, 2005. Total segment assets, as presented in the table below, are total assets net of intercompany funding amounts.

	Solutions	Express	Amen	Corporate	Total
	In thousands of U.S. dollars
Total assets as of December 31, 2004	$67,145	$3,711	$21,808	$27,789	120,453
Total assets as of March 31, 2005	60,556	3,519	19,158	23,514	106,747
Three months ended March 31, 2004:
Revenue	7,998	915	1,483	—	10,396
Adjusted EBITDA	(1,769)	(265)	411	(6,591)	(8,214)
Impairment and restructuring charges	—	—	—	(300)	(300)
Three months ended March 31, 2005:
Revenue	20,009	1,124	2,934	22	24,089
Adjusted EBITDA	(1,945)	(401)	442	(5,656)	(7,560)
Impairment and restructuring charges	(1,588)	—	(1,180)	(685)	(3,453)

Total assets include assets relating to VIA NET.WORKS (Schweiz) AG and VIA NET.WORKS Services AG which have been classified as businesses held for sale as of March 31, 2005. Total assets relating to these entities, $1.8 million, have been included within the Solutions segment above.

The reconciliation between Adjusted EBITDA to net loss for continuing operations is as follows:

Three months ended March 31, 2004
Adjusted EBITDA	(8,214)
Impairment and restructuring charges	(300)
Depreciation and amortization	(1,838)
Interest income	106
Interest expense	(18)
Other income, net	34
Foreign currency losses, net	(3,326)
Income tax benefit	7
Net loss from continuing operations	(13,549)
Three months ended March 31, 2005
Adjusted EBITDA	(7,560)
Impairment and restructuring charges	(3,453)
Depreciation and amortization	(2,114)
Interest income	12
Interest expense	(172)
Other income, net	404
Foreign currency losses, net	(1,702)
Income tax expense	(30)
Net loss from continuing operations	(14,615)

12.   Subsequent events

On April 1, 2005, the Company sold its Swiss companies—VIA NET.WORKS (Schweiz) AG and VIA NET.WORKS Services AG—to former managers and owners of the business, for a purchase price of CHF 3.5 million (approximately $3.1million).

On April 10, 2005, VIA NET.WORKS, Inc. entered into a letter of intent with Claranet Group Limited, a privately-held European Internet services provider based in the United Kingdom, to sell all of the Company’s remaining business operations in Europe and the United States.

On April 11, 2005, the Company announced the Claranet Sale offer. In reaction to the announcement, a number of managers and employees of the Company’s Amen group formed a strike against Amen, seeking employment security guarantees from Claranet, amongst other things. The Company has obtained the support of staff from other members of the VIA group to fill in for the striking workers to ensure the continuation of technical and customer support. We believe that we will be able to resolve the matter satisfactorily without undue cost or impairment to the Amen business.

On April 30, 2005, VIA NET.WORKS, Inc. entered into a sale and purchase agreement, or Sale Agreement, with Claranet Group Limited (Claranet), a privately-held European Internet services provider based in the United Kingdom, to sell all of the Company’sremaining business operations in Europe and the United States (the Asset Sale). The agreement followed on the letter of intent entered into between Claranet and VIA on April 10, 2005. The key terms of the proposed transaction, or the Claranet Sale, are disclosed within Note 1 of these consolidated financial statements.

On May 9, 2005, the Company filed a preliminary proxy statement with the Securities and Exchange Commission in respect of the Claranet Sale Agreement and the Asset Sale, a plan of complete dissolution and liquidation, a proposal for amendments to the Certificate of Incorporation to effect a reverse stock split, and the election of directors. On May 18, 2005, the SEC staff informed the Company that it was preparing comments on the preliminary proxy statement. Although the Company has not yet received formal written comments, based on conversations between the Company’s management and SEC staff regarding the comments, the Company believes it will be in a position to file its definitive proxy statement before the end of May 2005. In such case, the Company anticipates that the Closing will occur during the first week of July 2005. Otherwise, the Company anticipates that the Closing will take place during the first week of August 2005.

ITEM. 2.             MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the condensed consolidated financial statements and related notes included in Item 1 of this Form 10-Q. This discussion and the discussion in Item 1, Note 1, contain forward-looking statements, or statements that relate to future events or our future performance. These statements include, but are not limited to those relating to but are not limited to those relating to the agreement entered into by the Company to sell all of its businesses to Claranet Group Limited, the timing of that potential transaction and the anticipated net proceeds to shareholders arising out of that potential transaction.. These statements are only predictions or planned actions that are subject to a number of risks, uncertainties and other factors. Actual events or results may differ materially. Information regarding the risks, uncertainties and other factors that could cause actual results to differ from the results in these forward-looking statements are discussed in the “Risk Factors” described in Exhibit 99.1 on this Form 10-Q, as well as those described in the “Risk Factors” section of VIA’s 2004 Annual Report. You are urged to carefully consider these factors, as well as other information contained in this Form 10-Q and in our other periodic reports and documents filed with the Securities and Exchange Commission.

Overview

VIA NET.WORKS, Inc. is a leading provider of business communication solutions to small- and medium-sized enterprises, or SMEs, in Europe and the United States. Through our three brands, VIA NET.WORKS, AMEN and PSINet Europe, we offer a comprehensive portfolio of business communications services, including web hosting, security, connectivity, networks, voice and professional services. Our headquarters are in Amsterdam and we have operations in Belgium, France, Germany, Italy, the Netherlands, Portugal, Spain, Switzerland, the United Kingdom and the United States.

Proposed Sale of the Businesses; Interim Funding Arrangements

On April 30, 2005, VIA NET.WORKS, Inc. entered into a sale and purchase agreement, or Sale Agreement, with Claranet Group Limited (Claranet), a privately-held European Internet services provider based in the United Kingdom, to sell all of our business operations in Europe and the United States (the Asset Sale). The agreement followed on the letter of intent entered into between Claranet and VIA on April 10, 2005. The following discussion is a summary of the material provisions of the Sale Agreement. This summary is qualified in its entirety by reference to the Sale Agreement, a copy of which is attached as Exhibit 99.1 to the Current Report on Form 8-K filed by VIA on May 3, 2005 with the Securities and Exchange Commission reporting the execution of the sale and purchase agreement.

The material provisions of the Sale Agreement are as follows:

Assets to be Sold Pursuant to the Sale Agreement

•       VIA would sell to Claranet all of our business operations in Europe and the U.S, which includes all of our subsidiary companies other than VIA NET.WORKS NY Corp, VIA NET.WORKS Holdco, Inc., Surftrade U.S.A. Inc. and our parent company, VIA NET.WORKS, Inc. The assets to be sold to Claranet consist of substantially all of our assets, properties and rights. Claranet would acquire certain assets and liabilities pertaining to our centralized back office financial and technical support systems that are owned by our group parent company, VIA NET.WORKS, Inc. We would transfer employment contracts of certain headquarters personnel who are responsible for supporting the back office and technical support systems to appropriate VIA operating companies or Claranet will offer employment to such persons.

Treatment of Liabilities

•       Claranet would assume certain liabilities of our parent company, VIA NET.WORKS, Inc., including liabilities and obligations relating to the business operations being sold and employee contracts of certain headquarters personnel. Claranet would not assume other liabilities, such as severance costs for other employees at the corporate headquarters, lease payments, outstanding liabilities from previous acquisitions, vendor bills relating to costs of being a public company and ongoing operating costs associated with winding down the corporate headquarters.

•       VIA would retain all other debts and liabilities of the group parent company, including but not limited to expenses relating to the headquarters office lease in Schiphol-Oost, VIA senior executives and all other headquarters staff, corporate vendors and professional advisors, and remaining payment obligations to sellers of the PSINet Europe group and the Amen group.

Purchase Price

•       Under the agreement, Claranet would pay VIA $26.4 million, less certain adjustments. In particular, the purchase price will be reduced by the amounts advanced to us by the Purchaser under the Euro 5.4 million ($7.0 million) working capital facility established by Claranet when the Sale Agreement was signed. Under this agreement we are obliged to monitor the level of working capital during the period between signing and the closing of the transaction as described below under “Termination of the Sale Agreement”. A schedule for advances under the facility is described below. The purchase price will also be adjusted for any funds withdrawn from or payments made by the subsidiaries being sold by or to our parent company or any subsidiaries not being sold.

•       Concurrent with the execution of the April 10, 2005 letter of intent, Claranet delivered a deposit of $3,000,000 to VIA in order to secure the rights to negotiate exclusively with us until April 30, 2005. The deposit was partially funded by the release of £1.0 million ($1.9 million) from the escrow established by Claranet in favor of VIA in connection with the purchase in September 2004 by Claranet of our legacy operations in the United Kingdom. The deposit will be forfeited by Claranet if the transaction does not close other than for our default or certain other conditions. Otherwise, the portion of the deposit in excess of the £1.0 million ($1.9 million) will be credited to the purchase price at closing.

Survival of Warranties and Other Claims; Limitations on Liability

•       We have made certain customary warranties in the Sale Agreement that generally survive for three months following closing, with certain exceptions for matters relating to tax and title to properties. VIA would not be liable for any breaches of warranties until the aggregate amount of all claims exceeds $1,000,000, and our maximum liability for all breaches would be limited to 33% of the purchase price (approximately $8.8 million).

Closing

•       The Asset Sale is conditioned upon the approval by our shareholders. In addition, the agreement contains customary pre-closing conditions relating to, among other things, accuracy of warranties and our compliance with the provisions of the Sale Agreement, including the conduct of the business pending the closing.

•       If the Asset Sale is approved and adopted by our shareholders, the closing will take place shortly after the shareholder meeting. On May 9, 2005, we have filed our preliminary proxy statement with the Securities and Exchange Commission, or SEC. On May 18, 2005, the SEC staff informed the Company that it was preparing comments on the preliminary proxy statement. Although we have not yet received formal written comments, based on conversations between the our management and SEC staff regarding the comments we believe we will be in a position to file our definitive proxy statement before the end of May 2005. In such case, we anticipate that the closing would occur during the first week of July, 2005. Otherwise, we would anticipate that the closing would take place during the first week of August, 2005.

Competing Offers

•       The Sale Agreement prohibits us from approaching or negotiating with any other potential purchaser, provided that our board may negotiate with a third party regarding an alternative offer if refusing to do so would, in the reasonable determination of our board upon advice of counsel, be reasonably likely to constitute a breach of fiduciary duties to our shareholders.

Termination of the Sale Agreement

•       Claranet is entitled, prior to the closing, to terminate the Sale Agreement in the event of

•        claims against VIA or a one of the companies being purchased in excess of $50,000, which had not been disclosed on or before April 7, 2005, and which exceed $1,000,000 in the aggregate

•        any increase in cash outflow of the companies being purchased as a whole, measured over the period from May 1, 2005 to the end of the most recently completed calendar month, as compared to the amounts in VIA’s working capital projections for such period of more than $1,250,000

•        loss or cancellation of customers contracts with annualized value in excess of $50,000 in an amount exceeding $1,800,000, net of new customer contract gains

•        bankruptcy of the parent company or any member of the VIA group

•        breach of an undertaking in the Sales Agreement or warranty where the losses to Claranet are likely to exceed $1,000,000; or a

•        material breach of the working capital facility agreement

Effect of Termination

•       In the event Claranet terminates the Sales Agreement in connection with any of the items listed above or if we terminate the Sales Agreement because we accept a competing offer, we must (a) reimburse the $3.0 million deposit to Claranet together with accrued interest on the deposit at a rate of 8% per annum, (b) pay a break fee of $500,000, (c) reimburse the costs and expenses incurred by Claranet in connection with the transaction up to $250,000, (d) pay back the amounts drawn against the financing facility, and (e) pay a $400,000 finance arrangement fee.

Terms of Financing Agreement

•       Concurrently with entering into the Sale Agreement, we entered into a Facility Agreement with Claranet under which it is permitted to borrow up to Euro 5.4 million ($7.0 million) for working capital requirements. The facility is stated in Euro funds and will be made available according to the following schedule, stated in USD equivalent on the basis of a Euro to USD exchange rate of $1.303 per Euro:

Date	Amount of aggregate funds available, including prior borrowings:
June 10, 2005 to June 23, 2005 (inclusive):	$1,200,000
June 24, 2005 to July 9, 2005 (inclusive):	2,500,000
July 10, 2005 to July 23, 2005 (inclusive):	4,200,000
July 24, 2005 to August 9, 2005 (inclusive):	5,700,000
August 10, 2005 to termination (inclusive):	7,000,000

•       The amount of funds made available to us and for which we will have to repay Claranet upon a closing may materially differ depending on the currency exchange rate movements prior to the closing.

As permitted under the Facility Agreement, we have delivered a request to Claranet to accelerate the first draw to June 1, 2005. Funds advanced under this facility are secured by our pledge of all of our ownership interest in certain of our Dutch, French, Belgian and German subsidiaries. Funds advanced bear interest at a rate of 8% per annum, compounded daily. All amounts outstanding under the facility will be deducted from the purchase price payable by Claranet at the closing.

•       If the closing has not occurred by the earlier of September 9, 2005 or the date the Sale Agreement is terminated in accordance with its terms, we will be required to pay Claranet an arrangement fee of $400,000. Following a termination of the Sale Agreement, Claranet may immediately cancel the facility and all amounts there under come due upon 20 or 40 days notice to VIA, depending on the circumstances of the termination.

In the proxy statement we intend to deliver to our shareholders, we will request approval of, among other things, the Asset Sale and a plan of complete dissolution and liquidation of the Company. If we receive approval from our shareholders, we will seek to close the transaction shortly after the shareholder’s meeting and use the net proceeds to pay off the remaining liabilities of the Company and shut down our corporate headquarters and terminate the remaining employees. Remaining funds will then be distributed to our shareholders. An analysis of the estimated net remaining funds available for distribution to our shareholders if the Asset Sale is closed will be included in the proxy statement to be distributed to our shareholders in connection with the proposed shareholder meeting. The closing of the Asset Sale is subject to a number of conditions, which might not be satisfied. Please see the risk factors noted in the attached Exhibit 99.1 to this Form 10-Q for a discussion of possible outcomes if the Asset Sale does not occur.

During and subsequent to the end of the quarter ended March 31, 2005, we have engaged in discussions with the former owners of the PSINet Europe companies with a view toward renegotiating the Euro 6.0 million zero coupon convertible note obligation we entered into in connection with our acquisition of the five PSINet Europe companies on August 20, 2004. The unsecured zero coupon convertible note of Euro 6.0 million ($7.8 million) is due in full November 20, 2005, subject to offset for any claims we might have at that date for any breach of warranties or for any indemnification obligations the sellers have undertaken in connection with the sale transaction. Taking into account VIA’s current financial position, among other things, the sellers have agreed in principal to compromise the payment to be due under the note. Under the proposed settlement, VIA would make a cash payment of approximately $2.0 million and issue 6,713,980 of common shares to the holder of the note at or immediately after the closing of the Asset Sale; the cash payment and share issuance would be in full satisfaction of the note. In exchange for the compromise of the note obligation, VIA would release the sellers of all present and future claims we now or in the future may have under the purchase agreement under which we acquired the PSINet Europe companies, including any warranty or indemnification claims. All current and future third party claims that would have been subject to such indemnification or warranty protection would then be for our account. This settlement and release has not yet been set forth in a binding agreement and may not occur on the expected terms or at all.

Upon completion of the Asset Sale, we expect to record a loss in the statement of operations for the three months ending September 30, 2005 of $31.6 million, relating to amounts previously recorded in accumulated other comprehensive loss. As of March 31, 2005, we have $31.6 million of cumulative translation losses recorded in respect of these businesses.

On April 1, 2005, the Company sold its Swiss companies—VIA NET.WORKS (Schweiz) AG and VIA NET.WORKS Services AG—to former managers and owners of the business, for a purchase price of CHF3.5 million (approximately $3.1million). Upon completion of the VIA NET.WORKS (Schweiz) AG and VIA NET.WORKS Services AG sale, we expect to record a loss in the statement of operations for the three months ending June 30, 2005, relating to amounts previously recorded in accumulated other comprehensive loss.

In reaction to the April 11, 2005 announcement of the proposed Asset Sale, a number of managers and employees of VIA’s Amen group formed a strike against Amen, seeking employment security guarantees from Claranet, among other things. VIA has obtained the support of staff from other members of the VIA group to fill in for the striking workers to ensure the continuation of technical and customer support. As of May 20, 2005, the strike has continued. We believe that we will be able to resolve the matter satisfactorily without undue cost or impairment to the Amen business.

Recent Changes in Our Operations

In the third quarter of 2004, we sold VIA NET.WORKS UK Ltd. and during the year ended December 31, 2004, we liquidated Surftrade Ltda., Surftrade Portugal and VIA NET.WORKS Holding Cayman. On April 1, 2005, we announced the sale of two of our Swiss companies—VIA NET.WORKS (Schweiz) AG and VIA NET.WORKS Services AG—to former managers and owners of the business. These operations are accounted for as discontinued operations and have been excluded from the financial results from continuing operations, as well as the financial results for the comparative prior period. We acquired Amen in January 2004 which has operations in France, the United Kingdom, Spain, and Italy. In addition, in August 2004 we acquired certain PSINet Europe operations, in Belgium, Germany, the Netherlands, Switzerland and France. The following table shows the revenue contribution from each of our continuing operations in the Company’s countries of domicile (origin). As of March 31, 2005 we owned 100% of all our operations.

Revenues by Country of Origin

Country	Percentages of Total Revenue from continuing operations for the Three Months Ended March 31, 2004	Percentages of Total Revenue from continuing operations for the Three Months Ended March 31, 2005
France	28%	19%
Germany	19%	25%
The Netherlands	22%	25%
Portugal	15%	8%
Spain	5%	3%
Switzerland	0%	9%
United Kingdom	2%	1%
United States	9%	4%
Belgium	0%	6%

RESULTS OF OPERATIONS

Three months ended March 31, 2004 compared with the three months ended March 31, 2005

Foreign Currency Impact

Foreign exchange rates can vary significantly and impact our results of operations, which are reported in U.S. dollars. As a percentage of consolidated revenues, we had continuing operations conducting business in the following underlying currencies:

	Three months ended
	March 31, 2004	March 31, 2005
Euro	89%	86%
British pounds	2%	1%
Swiss Francs	0%	9%
U.S. Dollars	9%	4%
	100%	100%

The Euro varied by approximately 7% in relation to the U.S. dollar in the three months ended March 31, 2005 and by approximately 7% in the three months ended March 31, 2004. The Swiss Franc varied by approximately 9% in relation to the U.S. dollar in the three months ended March 31, 2005 and by approximately 8% in the three months ended March 31, 2004. The British pound varied by approximately 5% in relation to the U.S. dollar in the three months ended March 31, 2005 and by approximately 8% in the three months ended March 31, 2004. These exchange rate fluctuations have a significant impact on our reported results of operations, including revenue, expenses and net loss.

The average Euro-to-U.S. dollar foreign exchange rate for the three months ended March 31, 2005 was 5% higher than the average Euro-to-U.S. dollar foreign exchange rate for three months ended March 31, 2004. The average Swiss Franc-to-U.S. dollar foreign exchange rate for the three months ended March 31, 2005 was 6% higher than the average Swiss Franc-to-U.S. dollar foreign exchange rate for three months ended March 31, 2004. The average British pound-to-U.S. dollar foreign exchange rate for the three months ended March 31, 2005 was 3% higher than the average British pound-to-U.S. dollar foreign exchange rate for the three months ended March 31, 2004. The effect of the weakening of the U.S. dollar is that revenues, operating costs and expenses and operating profits and losses in operations with a functional currency other than U.S. dollars translate into larger U.S. dollar amounts than would have been the case had foreign exchange rates remained unchanged.

Revenue:

	Three months ended
	March 31, 2004	March 31, 2005	% Increase/ (Decrease)
	(in thousands of U.S. dollars)
Revenue	10,396	24,089	132%

We derive our revenue from the sale of Internet-related goods and services, specifically third party hardware and software and Internet connectivity services, other Internet value-added services, such as hosting, security and IP VPN, and voice services.

Revenue for the three months ended March 31, 2005 was $24.1 million as compared to $10.4 million for the three months ended March 31, 2004. The increase in revenues quarter over quarter is mostly attributable to the revenues we recorded in the first quarter of 2005 that are attributable to the PSINet Europe business, which we acquired in August 2004 (impact of $11.2 million). In addition, the average Euro to U.S. dollar foreign exchange rate and Swiss Franc to U.S. dollar foreign exchange rate for the three months ended March 31, 2005 have strengthened by approximately 5% and 6% respectively when compared to the same period last year positively impacting revenues during the first quarter of 2005 by approximately $0.6 million. The remainder of the increase in revenues is explained by the increase of underlying revenues for the three months ended March 31, 2005 as compared to the three months ended March 31, 2004, notably in the Amen business, which we acquired at the end of January 2004, and from increases in revenues in Portugal and the Netherlands, offset by decreases in underlying revenues in Germany and France.

Amen revenues, excluding the impact of foreign exchange, increased by $1.6 million in the three months ended March 31, 2005 compared to the three months ended March 31, 2004. $0.9 million of the increase of the Amen revenue is explained by the three months of revenues which we recorded during the quarter ended March 31, 2005 as compared to two months of revenues which we recorded during the quarter ended March 31, 2004. The remainder of the increase of the Amen revenues of $0.7 million is explained by the growth of customer total and the broadening of its product offering. Portugal revenues, excluding the impact of foreign exchange, increased by 15%, or $0.3 million in the three months ended March 31, 2005 compared to the three months ended March 31, 2004, due to an increase of the sale of internet subscriptions, web hosting products and leased lines. Netherlands revenues, excluding the impact of foreign exchange, increased by 12%, or $0.3 million in the three months ended March 31, 2005 compared to the three months ended March 31, 2004, due to the results of marketing campaigns and reduced levels of credit notes issued as a result of process improvements.

German revenues, excluding the impact of foreign exchange, decreased by 4%, or $0.1 million in the three months ended March 31, 2005 compared to the three months ended March 31, 2004. This revenue reduction is due to customer cancellations and price erosion. French revenues, excluding the impact of foreign exchange and the acquisition of Amen’s French business, decreased by 11%, or $0.2 million in the three months ended March 31, 2005 compared to the three months ended March 31, 2004, due to customer churn and fewer hardware and software sales.

OPERATING COSTS AND EXPENSES:

Internet services:

	Three months ended
	March 31, 2004	March 31, 2005	% Increase/ (Decrease)
	(in thousands of U.S. dollars)
Internet services	5,346	12,189	128%
% of Total Revenue	51%	51%

Our Internet services operating costs are the costs we incur to carry customer traffic to and over the Internet. We lease lines that connect our PoPs, either to our own network or to other network providers. We pay other network providers for transit, which allows us to transmit our customers’ information to or from the Internet over their networks. We also pay other recurring telecommunications costs and personnel costs, including the cost of the local telephone lines our customers use to reach our PoPs and access our services, and costs related to customer support and care.

Our Internet services costs were $12.2 million or 51% of revenues for the three months ended March 31, 2005 as compared to $5.3 million or 51% of Internet service costs for the three months ended March 31, 2004. The increase in Internet services costs is mostly attributable to the Internet services costs of the PSINet Europe business acquired in August 2004 (impact of $5.6 million) and also to the translation impact of foreign currency movements. Excluding PSINet Europe’s Internet services costs and the adverse impact of the strengthening Euro and Swiss Franc to U.S. dollar foreign currency exchange rates of $0.3 million, Internet services costs have increased for the three months ended March 31, 2005 from the three months ended March 31, 2004 primarily due to Amen Internet service costs, which, excluding the impact of foreign exchange, increased by $0.7 million in the three months ended March 31, 2005 compared to the three months ended March 31, 2004. $0.3 million of the increase of the Amen Internet service costs increase is explained by the three months of Internet service costs which we recorded during the quarter ended March 31, 2005 as compared to two months of Internet service costs which we recorded during the quarter ended March 31, 2004. In addition, the remainder of the increase of Internet service costs is explained by higher customer network usage in our Portugal and Netherlands operations.

Selling, general and administrative:

	Three months ended
	March 31, 2004	March 31, 2005	% Increase/ (Decrease)
	(in thousands of U.S. dollars)
Selling, general & administrative	13,264	19,460	47%
% of Total Revenue	128%	81%

Our largest selling, general and administrative (SG&A) expenses are compensation costs, the costs associated with marketing our products and services, and professional fees paid to outside consultants. Compensation costs include salaries and related benefits, commissions, bonuses and costs associated with staff reductions in the normal course of business. In many of our markets, we are required to make significant mandatory payments for government-sponsored social welfare programs and we have little control over these costs. Our marketing expenses include the costs of direct mail and other mass marketing programs, advertising, customer communications, trade show participation, web site management and other promotional costs. Other SG&A expenses include the costs of travel, rent, utilities, insurance and bad debt expense.

We incurred SG&A expenses of $19.5 million for the three months ended March 31, 2005, a 47% increase from the $13.3 million we incurred for the three months ended March 31, 2004. The increase in SG&A expenses quarter over quarter is mostly attributable to the expenses associated with the PSINet Europe business that we acquired in August 2004 (impact of $7.3 million) and partly due to the strengthening of the Euro and British pound to U.S. dollar foreign currency exchange rates of approximately $0.2 million. The balance of the difference, quarter over quarter, is attributable to a decrease in compensation and marketing expenses, partially offset by an increase in professional fees.

Compensation expense, which accounted for approximately 54% and 48% of total SG&A costs, or $10.5 million and $6.4 million, for the three months ended March 31, 2005 and 2004, respectively, increased by approximately 64% due to the PSINet Europe acquisition, an increase of Amen compensation expenses, explained by the three months of compensation expense which we recorded during the quarter ended March 31, 2005 as compared to two months of compensation expense which we recorded during the quarter ended March 31, 2004 and the strengthening of the Euro and British pound to U.S. dollar foreign currency exchange rates. Excluding these factors, compensation expense has decreased by approximately 17% primarily due to head count reductions. Headcount (excluding PSINet Europe and the discontinued VIA Switzerland operations) decreased by approximately 18% from March 31, 2004 to March 31, 2005. Compensation expense did not reduce by the same percentage due to higher one-off severance payments made in the three months ended March 31, 2005.

Professional fees, related to legal, audit, outsourcing and other consulting fees, accounted for approximately 18% of total SG&A for the three months ended March 31, 2005 and for approximately 13% of total SG&A for the three months ended March 31, 2004. The increase in professional fees of 96% for the three months ended March 31, 2005, compared to the three months ended March 31, 2004 relates to professional fees of $0.5 million associated with the PSINet Europe business, the strengthening of the Euro and British pound to U.S. dollar foreign currency exchange rates of $0.1 million and consulting fees of $1.0 million at the corporate headquarters in relation to obtain new financing to address an urgent liquidity problem.

In the three months ended March 31, 2005, marketing expenses, excluding PSINet Europe marketing expenses of $0.1 million, decreased by approximately $0.4 million, or 42%, from the three months ended March 31, 2004, due to the decreased number of marketing campaigns during the three months ended March 31, 2005.

Impairment and restructuring charges:

	Three months ended
	March 31, 2004	March 31, 2005	% Increase/ (Decrease)
	(in thousands of U.S. dollars)
Impairment and restructuring charges	300	3,453	1,051%
% of Total Revenue	3%	14%

During the three months ended March 31, 2005, we recorded restructuring and impairment charges of $3.5 million. Restructuring charges of $1.1 million for the three months ended March 31, 2005, related to severance payments at our corporate headquarters and our Netherlands operation, costs for future operating lease obligations in or Netherlands operation and transition implementation costs for back-office initiatives. During the first quarter of 2005, management concluded that an impairment had occurred in our Solutions and Amen operating units. As a result, we recorded an impairment charge of $0.5 million related to the goodwill in the Amen operating unit and an intangible fixed asset impairment charge of $0.8 million and a tangible fixed asset impairment charge of $1.1 million. $0.3 million of the intangible fixed asset impairment charge and $0.9 million of the tangible fixed asset impairment charge relate to the

Solutions channel and $0.5 million of the intangible fixed asset impairment charge and $0.2 million of the tangible fixed asset impairment charge relate to the Amen Channel.

During the three months ended March 31, 2004, we recorded restructuring charges of $0.3 million, relating to severance payments at corporate headquarters and transition implementation costs for back-office integration initiatives.

Depreciation and amortization:

	Three months ended
	March 31, 2004	March 31, 2005	% Increase/ (Decrease)
	(in thousands of U.S. dollars)
Depreciation and amortization	1,838	2,114	15%
% of Total Revenue	18%	9%

We recognize depreciation expense primarily related to telecommunications equipment, computers and network infrastructure. We depreciate telecommunications equipment and computers over their useful lives, ranging from three to five years. The cost of network infrastructure, net of impairment charges, purchased under indefeasible right of use agreements, or IRUs, is being amortized over the lesser of the estimated useful life or term of the agreement, 1 to 25 years. We amortize customer lists, software and trade names over seven years, five years and ten years respectively.

Our depreciation and amortization expense was $2.1 million for the three months ended March 31, 2005, up from $1.8 million for the three months ended March 31, 2004. For the three months ended March 31, 2005, $2.0 million related to the depreciation of fixed assets and $0.1 million related to the amortization of intangible assets. For the three months ended March 31, 2004, $1.6 million related to the depreciation of fixed assets and $0.2 million related to the amortization of intangible assets. The increase in total depreciation and amortization expense is primarily due to the acquisition of PSINet Europe, resulting in amortization of identified intangible assets and depreciation of tangible fixed assets totaling $0.7 million. Excluding PSINet and Amen, the depreciation and amortization expense decreased during the three months ended March 31, 2005 compared to the three months ended March 31, 2004 due to a lower asset base.

Interest income (expense), net:

	Three months ended
	March 31, 2004	March 31, 2005	% Increase/ (Decrease)
	(in thousands of U.S. dollars)
Interest income (expense), net	88	(160)	(281)%
% of Total Revenue	1%	(1)%

For the three months ended March 31, 2005, we earned $12,000 in interest income, compared to interest income of $0.1 million for the three months ended March 31, 2004. Interest income was generated from investing funds received from our initial public offering in February 2000, until those funds were used for acquisitions, operating expenses or capital expenditures. Net proceeds from the public offering were $333.0 million. The decrease in interest income is the result of the decrease in the available cash for investing. We also incurred $0.2 million of interest expense for the three months ended March 31, 2005, as compared to $18,000 of interest expense incurred in the three months ended March 31, 2004. Interest expense of $0.1 million incurred in the three months ended March 31, 2005 relates primarily to the imputed interest of 5.27% associated with the Euro 6 million zero coupon convertible note issued in connection with the acquisition of the PSINet Europe companies. In addition, $0.1 million of interest expense relates to the imputed interest of 7.38% associated with a long term IRU obligation.

Other income, net:

	Three months ended
	March 31, 2004	March 31, 2005	% Increase/ (Decrease)
	(in thousands of U.S. dollars)
Other income, net	34	404	1,088%
% of Total Revenue	0%	2%

For the three months ended March 31, 2005, we earned other income, net in the amount of $0.4 million related to the proceeds from the sale of a customer list of $0.2 million in our Portugal operation and a number of smaller amounts in our other operations. For the three months ended March 31, 2004, we earned other income, net of $34,000.

Foreign currency losses, net:

	Three months ended
	March 31, 2004	March 31, 2005	% Increase/ (Decrease)
	(in thousands of U.S. dollars)
Foreign currency losses, net	(3,326)	(1,702)	(49)%
% of Total Revenue	(32)%	(7)%

We recognized a $1.7 million foreign currency loss for the three months ended March 31, 2005, as compared to a loss of $3.3 million for the three months ended March 31, 2004. The change from period to period was primarily due to the fluctuation in the exchange rate of the Euro and Swiss Franc as compared to the U.S. dollar and its impact on the revaluation of our Euro and Swiss Franc denominated intercompany balances held by the parent company and on our Euro denominated cash accounts. See ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK Foreign Currency Exchange Risks for more information.

We established the Euro denominated cash accounts in connection with our initial public offering in February 2000, in which we sold shares of our common stock for both U.S. dollars and Euros. At March 31, 2005, the parent company maintained a Euro cash reserve of Euro 0.2 million ($0.3 million).

Income tax benefit:

	Three months ended
	March 31, 2004	March 31, 2005	% Increase/ (Decrease)
	(in thousands of U.S. dollars)
Income tax benefit (expense)	7	(30)	(530)%
% of Total Revenue	0%	0%

During the three months ended March 31, 2005, we incurred $30,000 of tax expense, as compared to $7,000 of income tax benefits during the three months ended March 31, 2004. The effective tax rate for the Company is 0%. This is primarily caused by net operating losses for the current year and prior years arising in the U.S. and international subsidiaries.

Liquidity and Capital Resources

Liquidity

Negative Total Cash Flow, Urgent Liquidity Needs, Proposed Sale.   VIA began 2005 with $15.5 million in cash and cash equivalents and $5.1 million in restricted cash. We had a net decrease in cash and cash equivalents over the three months ended March 31, 2005 of $7.7 million, comprised primarily of $7.0 million of net cash used in operating activities, leaving us with $7.8 million in cash and cash equivalents and $4.1 million in restricted cash at March 31, 2005. Of the $7.8 million in cash and cash equivalents, $1.8 million was held at the group parent company. This compares to a net decrease in cash and cash equivalents over the three months ended March 31, 2004 of $18.9 million, comprised primarily of $8.8 million of net cash used in operating activities and $9.7 million of net cash used in investing activities.

Restricted cash of $4.1 million and $5.1 million at March 31, 2005 and March 31, 2004 respectively represents amounts held on deposit with banking institutions as security for operating leases, leased properties, key suppliers and a bank guarantee for the earn-out payments to the former shareholders of Amen.

During 2004, we stated our expectations that we would reach the point of positive cash flows by mid-2005, conditioned on the achievement of new and incremental revenues, which we anticipated generating from our new sales and product strategy, and further reductions in expenses. However, as VIA’s cash reserves began to run out, we did not have the ability to implement the additional sales and marketing efforts we had planned or the expected restructuring that would reduce expenses. Accordingly, VIA has not been able to make progress towards positive cash flow that had been anticipated.

We announced on March 17, 2005, a combination of factors including unanticipated revenue shortfalls in certain of our legacy VIA companies and our new VIA Express business would leave the Company with insufficient cash reserves in early April 2005 to fund our ongoing expenditures and continue the Company as a going concern. We also announced that we were working with our professional advisors to obtain new financing to address the issue. See ITEM 1, Note 1 to the condensed consolidated financial statements and ITEM 2, MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

On April 1, 2005, the Company announced the sale of two of its Swiss companies—VIA NET.WORKS (Schweiz) AG and VIA NET.WORKS Services AG—to former managers and owners of the business, for a purchase price of CHF 3.5 million ($3.1 million). The net proceeds of the sale provided VIA with additional liquidity to continue its discussions for refinancing and sale transactions.

On April 30, 2005, VIA NET.WORKS, Inc. entered into a sale and purchase agreement, or Sale Agreement, with Claranet Group Limited (Claranet), a privately-held European Internet services provider based in the United Kingdom, to sell all of our business operations in Europe and the United States (the Asset Sale). The agreement followed on the letter of intent entered into between Claranet and VIA on April 10, 2005. See ITEM 2, MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the key terms of the Claranet Sale. Concurrent with the execution of the April 10, 2005 letter of intent, Claranet delivered a deposit of $3,000,000 to VIA in order to secure the rights to negotiate exclusively with us until April 30, 2005. The deposit was partially funded by the release of £1.0 million ($1.9 million) from the escrow established by Claranet in favor of VIA in connection with the purchase in September 2004 by Claranet of our legacy operations in the United Kingdom. The deposit will be forfeited by Claranet if the transaction does not close other than for our default or certain other conditions. Otherwise, the portion of the deposit in excess of the £1.0 million ($1.9 million) will be credited to the purchase price at closing.

The purchase price under the Claranet agreement is $26.4 million, less certain adjustments. In particular, the purchase price will be reduced by the amounts advanced to us by the Purchaser under the $7.0 million working capital facility established by Claranet when the Sale Agreement was signed. All or a substantial portion of the deposit and working capital facility may be utilized to maintain day to day operations of the Company through the closing of the transaction, depending upon the timing of closing. We expect to begin drawing funds under the working capital facility in early June.

The Asset Sale is conditional upon approval by our shareholders. If the Asset Sale is approved and adopted by our shareholders, the closing will take place shortly after the shareholder meeting. On May 9, 2005, we have filed our preliminary proxy statement with the Securities and Exchange Commission, or SEC. On May 23, 2005, the Company received comments on the preliminary proxy statement from the SEC. We believe we will be in a position to file our definitive proxy statement around the end of May 2005. In such case, we anticipate that the closing would occur during the first week of July, 2005. Otherwise, we would anticipate that the closing would take place during the first week of August, 2005. If we received approval from our shareholders, we would close the transaction and use the net proceeds to pay off the remaining liabilities of the Company and shut down our corporate headquarters and terminate the remaining employees. Remaining funds would then be distributed to our shareholders in accordance with Delaware law. A more detailed explanation of the process of liquidation and dissolution of the Company will be provided in the definitive proxy statement to be distributed to the shareholders of the Company.

If the Claranet Sale does not receive approval of our shareholders, we would look to other alternative solutions to our liquidity issues, including seeking a new buyer of all or some of our businesses or the Company as a whole or new financing to enable the Company to reach the point of generating positive cash flows and self-sustainability. In order for us to achieve consolidated positive cash flow, and in light of reduced expectations in revenue generation from our VIA Express channel, we would be required to substantially reduce our operating expenses through a further elimination of headcount in certain operations and in our headquarters staff. However, reduction of staff would require VIA to make employment termination payments of material amounts and we currently do not have the cash resources to implement this cost savings plan. We would seek to raise new equity or debt financing in a short period of time, which may not be available to us. Without new capital in the short term, we would not be able to continue to operate as a going concern.

During and subsequent to the end of the quarter ended March 31, 2005, we have engaged in discussions with the former owners of the PSINet Europe companies with a view toward renegotiating the Euro 6.0 million ($7.8 million) zero coupon convertible note obligation. Taking into account VIA’s current financial position, among other things, the sellers have agreed in principal to compromise the payment to be due under the note. Under the proposed settlement, VIA would make a cash payment of approximately $2.0 million and issue 6,713,980 of common shares to the holder of the note at or immediately after the closing of the Asset Sale; the cash payment and share issuance would be in full satisfaction of the note. In exchange for the compromise of the note obligation, VIA would release the sellers of all present and future claims we now or in the may have future have under the purchase agreement under which we acquired the PSINet Europe companies, including any warranty or indemnification claims. If the note renegotiation is completed as currently proposed, the contractual indemnifications and warranties provided by the sellers of the PSINet Europe companies under the purchase agreement would be waived and released and any third party claims that would have been subject to such indemnification or warranty protection would then be for our account.

Uses and Sources of Cash.   Cash used in operating activities was $7.0 million for the three months ended March 31, 2005 and $8.8 million for the three months ended March 31, 2004. Cash flows from operating activities can vary significantly from period to period depending on the timing of operating cash receipts and payments and other working capital changes, especially accounts receivable, other current assets, accounts payable, accrued expenses and other current liabilities. In both periods, our net losses were the primary component of cash used in operating activities, these losses include some significant non-cash items such as depreciation, amortization, provision for doubtful accounts receivable, impairment and unrealized foreign currency transaction gains.

Cash used in investing activities was $9,000 for the three months ended March 31, 2005 and $9.7 million for the three months ended March 31, 2004. For the three months ended March 31, 2005, we used $1.3 million of cash in relation to the finalization of the working capital balance for the acquisition of PSINet Europe during 2004, used cash of $1.0 million to purchase tangible fixed assets and received cash of $1.3 million from the sale of VIA NET.WORKS, Inc. after resolution of a working capital contingency. For the three months ended March 31, 2004, we used cash of $7.7 million to acquire 100% of the issued and outstanding shares of the Amen Group and used cash of $1.7 million to purchase tangible fixed assets.

We used cash from financing activities of $0.5 million for the three months ended March 31, 2005. We received cash in financing activities of $0.3 million for the three months ended March 31, 2004. For the three months ended March 31, 2005, $0.5 million was used for repayments of debt and capital lease obligations. In the three months ended March 31, 2004, cash was received primarily from the issuance of common stock.

We anticipate that our current monthly net use of cash of approximately $2.0 million will continue through the closing of the Asset Sale to Claranet, which is expected to occur either at the beginning of July or in August 2005 depending upon the timing of shareholder approval for the transaction. The projected net use of cash would be funded from the cash balances available to us, the $3.1 million proceeds of the April 1, 2005 sale of the VIA legacy businesses in Switzerland and the $3.0 million deposit paid by Claranet in connection with the letter of intent signed on April 10, 2005. From June 1, 2005 through the closing of the Asset Sale, we will be able to draw upon the €5.3 million ($7.0 million) working capital facility extended by Claranet in connection with the Asset Sale. Based on our cash flow projections, we believe that we will have sufficient cash resources to continue to operate the company as a going concern through the closing of the Asset Sale.

At the closing, we anticipate that we will receive sale proceeds from Claranet of $26.4 million reduced by (a) $1.1 million (representing the total $3.0 million deposit less the $1.9 million released from the escrow relating to the September 2004 sale of VIA NET.WORKS UK Limited to Claranet) and (b) the total of all amounts drawn down under the working capital facility up to the maximum amount of $7.0 million. We believe that the net proceeds available to VIA at closing will be sufficient to pay all outstanding obligations of the Company and ongoing expenses of the Company through the period during which we dissolve and liquidate the Company.

The Company has entered into a number of informal and formal arrangements with vendors or other trade creditors to either continue to provide services or to refrain from legal actions and to accept payment of all current and overdue amounts at or shortly after closing. Some of these vendors have agreed to payment plans for the period leading up to closing. These vendors or other creditors have had an ongoing relationship with the Company and the amounts due under payment plans have been included in the Company’s cash flow forecast. As a result, the Company believes (although there can be no assurance) that claims from these vendors or other creditors will not preclude the Company from having sufficient cash resources to continue to operate the company as a going concern through the closing of the Asset Sale.

The foregoing statements regarding our liquidity and possible need for additional capital resources are forward-looking statements based on our current expectations, which involve certain risks and uncertainties. Actual results and the timing of these events could differ materially from these forward-looking statements depending upon certain factors that we cannot predict, including the nature, size and timing of future acquisitions and dispositions, if any, our future net income and our success in executing our Strategic Plan as well as other factors discussed in “Risk Factors” described in Exhibit 99-1 on this Form 10-Q, as well as those described in the “Risk Factors” section of our 2004 Annual Report.

ITEM 3.                QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion relates to any changes in our exposure to market risk, related to changes in interest rates and changes in foreign exchange rates from that disclosed in our 2004 Annual Report. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could differ materially due to a number of factors, as set forth in the “Risk Factors” included as Exhibit 99.1 on this Form 10-Q and included in the “Risk Factors” section of our 2004 Annual Report.

Foreign Currency Exchange Risks

Transaction risks

The parent company’s cash balances consist of Euros, Swiss Francs, British Pounds and U.S. dollars. The Euro, Swiss Franc bank account is revalued each month and the resultant gain or loss is reflected in the condensed consolidated statements of operations as “Foreign currency gains/(losses), net.” This exposes the Company to foreign currency exchange rate risk in the Statement of Operations. For example, as of March 31, 2005, a 10% increase or decrease in the level of the Euro exchange rate against the U.S. dollar with all other variables held constant would result in a realized gain or loss of approximately $6.6 million. The change in exposure from period to period is related to the change in the balance of the Euro cash and intercompany accounts. At March 31, 2005, the Company held approximately Euro 7.0 million in the Euro cash account, CHF 1.8 million in the Swiss Franc cash account and GBP 0.7 million in the GBP cash account and remains exposed to changes in the foreign currency rate. However, such rate fluctuations should have a smaller impact in future as the balances have continued to reduce.

The fluctuation in the exchange rates resulted in foreign currency losses reflected in the consolidated statements of operations as “Foreign currency gains losses, net” of $3.3 million and $1.7 million for the three months ended March 31, 2004 and 2005 respectively.

Translation risks

The financial statements of the Company’s local operating subsidiaries with a functional currency other than U.S. dollars are translated into U.S. dollars using the current rate method. Accordingly, assets and liabilities are translated at period-end exchange rates while revenue and expenses are translated at the period’s average exchange rates. Adjustments resulting from these translations are accumulated and reported as a component of accumulated other comprehensive loss in stockholders’ equity. Foreign currency translation adjustments are reclassified into the statement of operations when the underlying investment is sold or substantially liquidated. Upon completion of the VIA NET.WORKS (Schweiz) AG and VIA NET.WORKS Services AG sale, we expect to record a loss in the statement of operations for the three months ending June 30, 2005, relating to amounts previously recorded in accumulated other comprehensive loss. Similarly, in the three months ending September 30, 2005, we anticipate a loss of $31.6 million upon completion of the Claranet sale.

The fluctuation in the exchange rates resulted in foreign currency translation gains reflected as a component of accumulated other comprehensive gain in stockholders’ equity, net of $1.9 million and $ 2.3 million for the three months ended March 31, 2004 and 2005 respectively.

Exchange rates can vary significantly. The Euro high and low rates varied by approximately 7% in relation to the U.S. dollar during the three months ended March 31, 2005. The Swiss Franc high and low rates varied by approximately 9% in relation to the U.S. dollar during the three months ended March 31, 2005. This variation affects the average exchange rates used to translate the income statements of our operating companies whose functional currency is not U.S. dollars. At March 31, 2005, the Euro to U.S. dollar exchange rate was approximately 6% above where it was at March 31, 2004 and the Swiss Franc to U.S. dollar exchange rate was approximately 7% above where it was at March 31, 2004. This variation affects the ending exchange rates used to translate amounts on the balance sheet of our operating companies whose functional currency is not U.S. dollars. Future changes in the value of the Euro and Swiss Franc could have a material impact on our financial position and results of operations. We also experienced fluctuations in other exchange rates.

Hedging against foreign exchange risks

For the three months ended March 31, 2005 we did not actively manage our exposure to foreign currency translation risks that affect our reported results, which result in no cash impact unless the operation is sold. We have in the past considered insurance and financial risk products to manage this risk, but determined such products to be prohibitively expensive. We currently have no hedging arrangements or derivatives in place to address this form of translation risk.

The parent company maintains an Euro cash balance, a Swiss Franc cash balance and a British Pound balance to meet the working capital requirements of the operating subsidiaries with a Euro, Swiss Franc or British Pound functional currency. The parent company maintains its remaining cash resources in U.S. dollars.

ITEM 4.                CONTROLS AND PROCEDURES

Our management and the Audit Committee of the board of directors has engaged in regular evaluations of our internal controls, as well as the processes we maintain to ensure that all material information relating to us and our subsidiaries is recorded, processed, summarized, evaluated and reported within the time periods specified by rules established by the Securities and Exchange Commission. These latter processes are known as Disclosure Controls and Procedures. Disclosure Controls and Procedures are also designed to ensure that all such information is communicated to our management, including our CEO and CFO, in such a manner as to allow timely decisions to be made regarding required disclosures.

We have evaluated, with the oversight of our CEO and CFO, the effectiveness of our Disclosure Controls and Procedures as of March 31, 2005. In designing and evaluating the Disclosure Controls and Procedures, our management necessarily was required to apply its judgment in evaluating the costs and benefits of possible controls and procedures. In addition, we recognize that Disclosure Controls and Procedures by their nature can provide only reasonable assurance that our information flow objectives are met. As of March 31, 2005 our CEO and CFO have concluded that our Disclosure Controls and Procedures are effective at the reasonable assurance level.

During the year ended December 31, 2004, we acquired the Amen group of companies and the operations of PSINet Europe in Switzerland, Germany, The Netherlands, Belgium and France, and we have disposed of our subsidiary VIA NET.WORKS (UK) Ltd. Post acquisition, we have conducted an initial assessment of the internal control environments and Disclosure Controls and Procedures of both the Amen group and the acquired PSINet businesses.

We have completed the back-office systems implementation for our newly acquired PSINet businesses during the three months ended March 31, 2005. The remaining VIA legacy business in Switzerland was subsequently sold on April 1, 2005 back to the former owners and is therefore now outside the scope of the back office systems migration project.

During the three-month period ended March 31, 2005, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We believe that our current controls and procedures enable us to present our financial results fairly in all material respects, as required by U.S. generally accepted accounting principles.

PART II

Item 1.                        Legal Proceedings

There have been no significant developments regarding legal proceedings since the filing of VIA’s Form 10-K on April 26, 2005. See note 11 to the condensed consolidated financial statements for further information.

Item 2.                        Changes in Securities and Use of Proceeds

Changes in Securities:

None.

Use of Initial Public Offering Proceeds:

On February 11, 2000, we completed our initial public offering of shares of common stock, par value $.001 per share. Our initial public offering was made pursuant to a prospectus dated February 11, 2000, which was filed with the SEC as part of a registration statement, file No. 333-91615, that was declared effective by the SEC on February 10, 2000.

The net offering proceeds after deducting the expenses and underwriting discounts and commissions was approximately $333.0 million. From the effective date of the initial public offering through March 31, 2005, we have used $110.7 million for acquisitions of other businesses, including the repayment of debt for acquisitions we made in 1999, increases in our investment in various partially owned subsidiaries, $60.7 million for capital expenditures and approximately $167.8 million to fund operating losses.

Item 3.                        Defaults Upon Senior Securities

None.

Item 4.                        Submission of Matters to a Vote of Security Holders

None.

Item 5.                        Other Information

None.

Item 6.                        Exhibits and Reports on Form 8-K

a)   Exhibits

Exhibits
Exhibit 2.1	Agreement dated September 28, 2004, between Via Net.Works Europe Holding B.V., Claranet Limited, Clara.Net Holdings Limited and Via Net.Works, Inc.
Exhibit 31.1	Section 302 Certification—Chief Executive Officer
Exhibit 31.2	Section 302 Certification—Interim Chief Financial Officer
Exhibit 32	Written Statement of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 99.1	Risk Factors

b)   Reports on Form 8-K

We filed four reports on Form 8-K during the three months ended March 31, 2005. On January 31, 2005, we filed a Form 8-K announcing that our Board of Directors appointed Raymond Walsh as Chief Executive Officer of the Company. On February 3, 2005, we filed a Form 8-K announcing that Erik M. Torgerson submitted his resignation and stepped down from the Board of Directors of the Company. On March 15, 2005, we filed a Form 8-K announcing that the Company entered into an employment agreement with Raymond Walsh. On March 18, 2005, we filed a Form 8-K announcing that the Company issued a press release to announce that it is working with its professional advisors to obtain new financing to address an urgent liquidity problem and that it also is considering the sale of part or all of its business, among other alternatives.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, VIA NET.WORKS, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

VIA NET.WORKS, INC.
Date: May 24, 2005	By:	/s/ RAY WALSH
Chief Executive Officer (Principal Executive Officer)
Date: May 24, 2005	By:	/s/ CAMERON MACKENZIE
Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit
2.1	Agreement dated September 28, 2004, between Via Net.Works Europe Holding B.V., Claranet Limited, Clara.Net Holdings Limited and Via Net.Works, Inc.
31.1	Section 302 Certification—Chief Executive Officer
31.2	Section 302 Certification—Chief Financial Officer
32	Written Statement of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Risk Factors

Exhibit 2.1

DATED	28 September 2004

(1)	VIA NET.WORKS EUROPE HOLDING B.V.

(2)	CLARANET LIMITED

(3)	CLARA.NET HOLDINGS LIMITED

(4)	VIA NET.WORKS, INC.

A G R E E M E N T

For the sale and purchase of the entire share capital of Via
Net.Works UK Limited

EVERSHEDS LLP

Eversheds House

70 Great Bridgewater Street

Manchester M1 5ES

Tel  +44 (0) 161 831 8000

Fax  +44 (0) 161 831 8888

CONTENTS

Clause

1	DEFINITIONS AND INTERPRETATION
2	SALE AND PURCHASE
3	COMPLETION
4	WARRANTIES
5	PROVISIONS RELATING TO THE USE OF COMPANY NAME
6	PURCHASER’S WARRANTIES AND VENDOR’S WARRANTIES
7	PURCHASER’S UNDERTAKINGS, VENDOR ASSURANCES AND COMPANY ASSURANCES
8	RESTRICTIVE COVENANTS
9	ANNOUNCEMENTS
10	COSTS
11	INTEREST
12	GUARANTEES
13	PAYMENTS
14	NOTICES
15	ENTIRE AGREEMENT
16	CONTINUING EFFECT
17	INVALIDITY
18	AMENDMENTS, VARIATIONS AND WAIVERS
19	FURTHER ASSURANCE AND ASSISTANCE
20	COUNTERPARTS
21	ASSIGNMENT
22	KP CLAIM
23	CASH
24	INDEMNITIES AND COMPUTER EQUIPMENT
25	GOVERNING LAW AND JURISDICTION

Schedules
1	The Vendor
2	PART 1
THE COMPANY
PART 2
THE SUBSIDIARIES
3	The Warranties
COMPLIANCE, DISPUTES
SUBSIDIARIES
4	Taxation
PART 1 – INTERPRETATION

PART 2 - TAX COVENANT
PART 3 - TAX WARRANTIES
5	Completion Arrangements
6	The Properties
7	Limitations on the Vendor’s Liability
8	Completion Adjustment
9	Provisions regarding Retention Fund
10	People of whom enquiry has been made for the purpose of Vendor awareness
11	Identified Prospects under ‘Sales Radar’
12	Computer Equipment
13	Documents to be submitted to the Inland Revenue for adjudication (clause 24)

THIS AGREEMENT is made on	2004

BETWEEN

(1)                                           The person whose name and address is set out in Schedule 1 (“the Vendor”);

(2)                                           CLARANET LIMITED (registered number 03152737) whose registered office is at 21 Southampton Row, London WC1B 5HA (“the Purchaser”);

(3)                                           CLARA.NET HOLDINGS LIMITED (registered in Jersey under number 76481) whose registered office is at PO Box 274, Thirty Six Hilgrove Street, St Helier, Jersey, JE4 8TR, Channel Islands (“the Guarantor”); and

(4)                                           VIA NET.WORKS, INC.(registered number FCO24926) whose registered office is at 2711 Centreville Road, Suite 400, Wilmington, Delaware 19808, USA (“the Vendor’s Guarantor”).

BACKGROUND

(A)                                       The Vendor has agreed to sell, and the Purchaser has agreed to purchase, the Shares on the terms and conditions set out in this Agreement.

(B)                                         The Vendor has agreed to enter into this Agreement in consideration (inter alia) of the Guarantor giving the guarantee set out in clauses 12.6 to 12.10 (inclusive).

(C)                                         The Purchaser has agreed to enter into this Agreement in consideration (inter alia) of the Vendor’s Guarantor giving the guarantee set out in clauses 12.1 to 12.5 (inclusive).

OPERATIVE CLAUSES

1.                                                DEFINITIONS AND INTERPRETATION

1.1                                          Defined Terms

In this Agreement:

the following expressions have the following meanings unless inconsistent with the context:

“Accounting Date”	means 31 December 2003

“Accounts”

means the audited balance sheet of the Company as at the Accounting Date and the audited profit and loss account of the Company for the Financial Year which ended on the Accounting Date including the Directors’ Report, the Auditors Report and all notes annexed to them

“Accounting Standards”	means the statements of standard accounting practice referred to in section 256 CA 1985 issued by the Accounting Standards Board

“agreed terms”

means, in relation to any document, in the terms agreed between the parties and signed or initialled for identification purposes only by or on behalf of the Purchaser’s Solicitors and the Vendor’s Solicitors prior to the execution of this Agreement

“Business Day”	means any day (other than a Saturday or Sunday or a public holiday) on which clearing banks are open in London and Amsterdam for a full range of normal banking business

“CA 1985”	means the Companies Act 1985 (as amended)

“Company”	means VIA NET.WORKS UK Limited (details of which are set out in Part 1 of Schedule 2)

“Company Assurance”

means any indemnity, guarantee or commitment of any nature given by the Company or any Subsidiary to the Vendor or any Member of the Vendor’s Group or to any other person to the extent it relates to the Vendor or any Member of the Vendor’s Group but excluding in each case any such obligation which is contained in a Transaction Document or any document entered into pursuant thereto, and any such obligation which is in the ordinary and normal course of trade between the Company and the Vendor or any Member of the Vendor’s Group

“Completion”	means completion of the sale and purchase of the Shares in accordance with clause 3 (Completion) and Schedule 5

“Completion Date”	means the date of this Agreement

“Computer Systems”

means all computer hardware and software used in the Company’s business and in the possession of the Company but does not include Customer Premises Equipment nor hardware or software of the Vendor or its contractors used in the performance of the TSA

“Consideration”	means the consideration for the sale of the Shares as stated in clause 2.3 (Purchase Price) subject to any adjustment made in accordance with the terms of Schedule 8

“Contract”	means any legally binding agreement or commitment whether conditional or unconditional

“Customer Premises Equipment”	means equipment required for the provision or receipt of services by a customer and which is not located at the premises of the Company

“Data Room”

means the data room containing information relating to the Group which was located at Eversheds LLP, Senator House, 85 Queen Victoria Street, London, EC4V 4JL and to which the Purchaser, its representatives and professional advisers were afforded access (a complete index of which is attached to the Disclosure Letter (“Data Room Index”))

“Disclosure Letter”

means the letter having the same date as this Agreement together with the appendices and attachments thereto and all documentation or matters deemed to be disclosed therein (including all documents listed in the Data Room Index) from the Vendor to the Purchaser qualifying the Warranties

“Encumbrance”	means any mortgage, charge, pledge, lien, assignment by way of security, option, third party right or third party interest of any nature whatsoever

“Escrow Account”

means the account to be opened on Completion in the joint names of the Vendor’s Solicitors and the Purchaser’s Solicitors and operated in accordance with the terms of the Escrow Account Instruction Letter

“Escrow Account Instruction Letter”	means the letter in the agreed terms from the Vendor and the Purchaser to the Vendor’s Solicitors and the Purchaser’s Solicitors relating to the Escrow Account

“Excluded Contracts Assignment”

means the assignment agreement to be entered into on or prior to Completion between the Company and the Vendor relating, inter alia, to the assignment or proposed assignment of certain Contracts from the Company to the Vendor

“Financial Year”	means, in relation to the Company, an accounting reference period as defined in accordance with s223 of the CA 1985

“Group”	means the Company and the Subsidiaries

“ICTA”	means Income and Corporation Taxes Act 1988

“Intellectual Property”

means all intellectual property, including patents, utility models, trade and service marks, trade names (whether registered or not), domain names, rights in designs, copyrights, moral rights, topography rights, rights in databases, trade secrets and know-how, in all cases whether or not registered or registrable and including registrations and applications for registration of any of these rights to apply for the same but for the avoidance of doubt excluding all such intellectual property of the Members of the Vendor’s Group and all such rights of the Members of the Vendor’s Group which in each case are the subject of the TSA

“Interest Rate”	means the base lending rate of the Royal Bank of Scotland plc from time to time

“KP Claim”

means the claim against the Company by (a) the liquidators of KPNQwest B.V. for unpaid invoices arising out of the KP Services Agreement; and (b) Citibank International plc, acting as the security agent of certain creditors of KPNQwest BV, each as more fully described in the Disclosure Letter

“KP Counterclaim”

means the counterclaim by the Company against KPNQwest B.V. arising out of the failure by KPNQwest B.V. to provide services under the KP Services Agreement and the resultant termination by Synstar Computer Services UK Limited of its Contract with the Company, as more fully described in the Disclosure Letter

“KP Services Agreement”	the services agreement entered into between the Company and KPNQwest B.V. in June 2001.

“Management Accounts”

means the management accounts of the Company from the Accounting Date to 31 August 2004, copies of which are annexed to the Disclosure Letter at document 167 of volume 12 of the Data Room Documents (as defined in the Disclosure Letter)

“Properties”	means the properties of the Company and the Subsidiaries specified in Schedule 6

“PSI Net Europe”	means each of: PSINet Germany GmbH, PSINet Datacenter, Germany GmbH, PSINet France Sarl, PSINet Switzerland Sarl, PSINet Netherlands BV, and PSINet Belgium BVBA/SPRL

“Purchaser’s Group”

means any of the following from time to time: the Purchaser and each of its subsidiaries and subsidiary undertakings and any holding company or parent undertaking of the Purchaser and all other subsidiaries and subsidiary undertakings of any holding company or parent undertaking and “Member of the Purchaser’s Group” shall be construed accordingly

“Purchaser’s Solicitors”	means Lewis Silkin of 12 Gough Square, London EC4A 3DW

“Recognised Investment Exchange”

means any recognised investment exchange as defined in the Financial Services and Markets Act 2000, the Alternative Investment Market of the London Stock Exchange, Nasdaq US and Nasdaq Europe or any relevant market as defined in Article 37 of the Financial Service and Markets Act 2000 (Financial Promotion) Order 2001

“Retention Fund”	the aggregate sum of £2 million (two million pounds), the subject of Schedule 9

“Shares”	means all the issued shares in the capital of the Company

“Software”

means all software owned by the Company or used in the Company’s business but, for the avoidance of doubt, excluding any software owned or licensed by any Member of the Vendor’s Group in providing services under the TSA

“Subsidiaries”	means Netlink Internet Services Limited, I-Way Limited, U-Net Limited, I-Way Oxford Limited and WorldWide Web Services Limited, further details of which are set out in Part 2 of Schedule 2

“Taxation”	shall have the meaning given in Schedule 4

“Tax Covenant”	means the tax covenant set out in Part 2 of Schedule 4

“Transaction Documents”	means this Agreement, the Disclosure Letter and the TSA

“TSA”	means the Transition Services Agreement in the agreed terms between the Vendor’s Guarantor, the Company and the Purchaser

“Vendor Assurance”

means any indemnity, guarantee or commitment of any nature given by the Vendor to the Company or a Subsidiary or to any other person to the extent it relates to the Company or a Subsidiary but excluding in each case any such obligation which is contained in a Transaction Document or any document entered into pursuant thereto, and any such obligation which is in the ordinary and normal course of trade between the Company and the Vendor or any Member of the Vendor’s Group

“Vendor’s Group”

means any of the following from time to time: the Vendor and each of its subsidiaries and subsidiary undertakings (other than the Group) and any holding company or parent undertaking of the Vendor and all other subsidiaries and subsidiary undertakings of any holding company or parent undertaking and “Member of the Vendor’s Group” shall be construed accordingly

“Vendor’s Solicitors”	means Eversheds LLP of Eversheds House, 70 Great Bridgewater Street, Manchester, M1 5ES

“Warranties”	means the warranties set out in clause 4, clause 6.3 and Schedule 3 and Part 3 of Schedule 4

1.2                                          Contents page and headings

In this Agreement, the contents page and headings are included for convenience only and shall not affect the interpretation or construction of this Agreement.

1.3                                          Meaning of references

In this Agreement, unless the context requires otherwise, any reference to:

(a)                                                    this Agreement includes the Schedules, which form part of this Agreement for all purposes;

(b)                                                   the Background is to the statements about the background to this Agreement made above, a Clause or a Schedule is to a clause of or a schedule to this Agreement and to a Part or a Paragraph of a Schedule is to a part or a paragraph of that Schedule;

(c)                                                    a statute or statutory provision includes any consolidation or re-enactment, modification or replacement of the same, any statute or statutory provision of which it is a consolidation, re-enactment, modification or replacement and any subordinate legislation in force under any of the same from time to time except to the extent that any consolidation, re-enactment, modification or replacement enacted after the date of this Agreement would extend or increase the liability of any party to another under this Agreement;

(d)                                                   a party or the parties is to a party or the parties (as the case may be) to this Agreement and shall include any permitted assignees of a party;

(e)                                                    the masculine, feminine or neuter gender respectively includes the other genders and any reference to the singular includes the plural (and vice versa);

(f)                                                      a person includes any individual, firm, corporation, unincorporated association, government, state or agency of state, association, partnership or joint venture (whether or not having a separate legal personality);

(g)                                                   a person includes a reference to that person’s legal personal representatives and successors;

(h)                                                   references to a company shall be construed so as to include any company, corporation or other body corporate wherever and however incorporated or established;

(i)                                                       a document is to that document as varied, supplemented or replaced from time to time;

(j)                                                       any English statutory provision or English legal term for any action, remedy, method of judicial proceeding, documents, legal status, court, official or any other legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English statutory provision or English legal term;

(k)                                                    writing shall include any modes of reproducing words in a legible and non-transitory form;

(l)                                                       Sterling or £ or pounds is to the lawful currency of the United Kingdom; and

(m)                                                 a time of the day is to London time and references to a day are to a period of 24 hours running from midnight to midnight.

1.4                                          No restrictive interpretations

In this Agreement, general words shall not be given a restrictive interpretation by reason of their being preceded or followed by words indicating a particular class of acts, matters or things.

1.5                                          CA 1985 definitions

In this Agreement, unless the context otherwise requires any word and expression defined in the CA 1985 and not defined in this Agreement shall bear the meaning ascribed to it in the CA 1985.

2.                                                SALE AND PURCHASE

2.1                                          Share Sale and Purchase

The Vendor will sell with full title guarantee, and the Purchaser will buy, the Shares.  The Shares will be sold free of any Encumbrance and with all rights attached or accruing to them at Completion.

2.2                                          The Vendor shall procure the waiver of all restrictions on transfer which may exist in relation to the Shares.

2.3                                          Consideration

The Consideration for the sale of the Shares is an aggregate sum of £7,239,132 (seven million, two hundred and thirty-nine thousand one hundred and thirty-two pounds) which shall be satisfied as to:

2.3.1                                £5,239,132 by payment in cash on Completion (in accordance with Schedule 5) but subject to adjustment as provided in Schedule 8;

2.3.2                                £1,000,000 by payment in cash on the date falling 6 months after Completion; and

2.3.3                                £1,000,000 by payment in cash on the date falling 12 months after Completion;

the sums referred to in clause 2.3.2 and 2.3.3 (forming the Retention Fund) shall both be paid into the Escrow Account on Completion and released from the Escrow Account in accordance with the terms of Schedule 9 and the Escrow Account Instruction Letter.

2.4                                          If any of the Retention Fund becomes payable to the Purchaser in accordance with the provisions of Schedule 9, the Consideration will be reduced by the amount paid (excluding any interest paid as part of such sum) and any rights of the Purchaser to compensation or indemnity arising from the subject matter of the claim that gave rise to such payment will also be reduced by the amount so paid.

3.                                                COMPLETION

3.1                                          Completion

Completion will take place at the offices of the Vendor’s Solicitors in London immediately after the signing of this Agreement.

3.2                                          Completion arrangements

At Completion, the Vendor and the Purchaser will comply with the provisions of Schedule 5.

3.3                                          Payment

The Vendor’s Solicitors are authorised to receive the Consideration on behalf of the Vendor and payment to them will be a good and sufficient discharge to the Purchaser and the Purchaser will not be further concerned as to the application of the moneys so paid.

4.                                                WARRANTIES

4.1                                          Warranties

As at the date of this Agreement the Vendor warrants to the Purchaser in the terms of the Warranties, provided however that the Purchaser will not be entitled to claim that any fact or combination of facts constitutes a breach of any of the Warranties to the extent such fact or facts are fairly disclosed in the Disclosure Letter.

4.2                                          The Vendor accepts that the Purchaser is entering into this Agreement in reliance on the Warranties.

4.3                                          Limitation on Claims

Notwithstanding any other provisions of this Agreement, the liability of the Vendor for breach of the Warranties or otherwise pursuant to this Agreement (except with respect to any breach by the Vendor or any Member of the Vendor’s Group of the provisions of clause 8 or clause 23 of this Agreement or any liability or payment pursuant to clause 7.3 or Schedule 8) will be excluded and/or limited in accordance with the provisions of Schedule 7.  For the avoidance of doubt, in relation to any claim by the Purchaser under the provisions of clause 24, the provisions of Schedule 7 shall apply only to the extent expressly set out in clause 24.

4.4                                          Certain Warranties specific

The only Warranties given:

4.4.1                                in respect of Intellectual Property are those set out in Schedule 3, Paragraph 9 (Intellectual Property) and the other Warranties shall be deemed not to be given in relation to Intellectual Property;

4.4.2                                in respect of employment and related matters are those set out in Schedule 3, Paragraph 12 (Remuneration and Employees) and the other Warranties shall be deemed not to be given in relation to employment and related matters;

4.4.3                                in respect of the Properties are those set out in Schedule 3, Paragraph 11 (Property) and the other Warranties shall be deemed not to be given in relation to the Properties; and

4.4.4                                in respect of Taxation are those set out in Schedule 4, Part 3 (Tax Warranties) and the other Warranties shall be deemed not to be given in relation to Taxation.

4.5                                          Meaning of “so far as the Vendor is aware”

Where any of the Warranties are expressed to be given “so far as the Vendor is aware” or “to the best of the knowledge, information and belief of the Vendor” or “the Vendor is not otherwise aware” or words to that effect, these expressions shall mean that the Vendor has only made reasonable enquiries of those persons listed in Schedule 10 and the Vendor shall be deemed only to have knowledge of all facts, matters and circumstances actually known by such persons and such expressions shall not have imported to them any wider meaning or interpretations or be deemed to include enquiries or actual awareness of any additional persons.

4.6                                          Each of the Warranties shall be separate and independent and shall not be limited by reference to the terms of any other warranty or, except as provided in clause 4.3 and Schedule 7, any other term of this Agreement.

4.7                                          No right of rescission

Except in the case of fraud, the Purchaser acknowledges that it shall have no right to rescind this Agreement after the Completion Date in any circumstances and that the sole remedy of the Purchaser for breach of the Warranties shall be damages and the Purchaser irrevocably waives any other remedies it may have in relation to a breach of the Warranties after Completion.

4.8                                          The Vendor and the Vendor’s Guarantor hereby waive any and all claims (except any claims arising out of or in respect of fraud) which they might otherwise have against the Company or any of the Subsidiaries or against any officer, employee or agent of any of them in respect of any information supplied by or on behalf of the Company or on behalf of any of the Subsidiaries (or by any officer, employee or agent of any of them) to the Vendor and/or the Vendor’s Guarantor or their advisers in connection with the Warranties or any other matter the subject of this Agreement.

5.                                                PROVISIONS RELATING TO THE USE OF COMPANY NAME

The Purchaser acknowledges that the Vendor will retain all rights to the company name VIA (“the Name”) subject only to any licence granted to the Purchaser pursuant to the TSA.

6.                                                PURCHASER’S WARRANTIES AND VENDOR’S WARRANTIES

6.1                                          Warranties

The Purchaser and the Guarantor respectively warrant to the Vendor that:

6.1.1                                the Purchaser and the Guarantor each has full power to enter into and perform this Agreement and this Agreement constitutes valid and binding obligations on the Purchaser and the Guarantor in accordance with its terms;

6.1.2                                the Purchaser is entering into this Agreement on its own behalf and not on behalf of any other person;

6.1.3                                the execution and delivery of, and the performance by the Purchaser and the Guarantor of their respective obligations under this Agreement will not:

(a)                                                              result in a breach of any statutory provision or regulation applicable to it or any provision of its memorandum or articles of association;

(b)                                                             result in a breach of any order, judgment or decree of any court or governmental agency to which the Purchaser and/or the Guarantor is a party or by which the Purchaser and/or the Guarantor is bound; or

(c)                                                              result in a breach of any agreement by which the Purchaser and/or the Guarantor is bound.

6.1.4                                save as provided in this Agreement all consents, permissions, approvals and agreement of shareholders of the Purchaser and/or the Guarantor and/or any other third parties which are necessary or desirable for the Purchaser or the Guarantor to obtain in order to enter into and perform this Agreement in accordance with its terms have been unconditionally obtained.

6.2                                          Purchaser’s acceptance

The Purchaser accepts that the Vendor is entering into this Agreement in reliance on the warranties set out in clause 6.1 (Warranties).

6.3                                          Vendor’s Warranties

The Vendor and the Vendor’s Guarantor respectively warrant to the Purchaser that:

6.3.1                                the Vendor and the Vendor’s Guarantor each has full power to enter into and perform this Agreement and this Agreement constitutes valid and binding obligations on the Vendor and the Vendor’s Guarantor in accordance with its terms;

6.3.2                                the Vendor is entering into this Agreement on its own behalf and not on behalf of any other person;

6.3.3                                the execution and delivery of, and the performance by the Vendor and the Vendor’s Guarantor of their respective obligations under this Agreement will not:

(a)                                                              result in a breach of any statutory provision or regulation applicable to it or any provision of its memorandum or articles of association;

(b)                                                             result in a breach of any order, judgment or decree of any court or governmental agency to which the Vendor and/or the

Vendor’s Guarantor is a party or by which the Vendor and/or the Vendor’s Guarantor is bound; or

(c)                                                              result in a breach of any agreement by which the Vendor and/or the Vendor’s Guarantor is bound;

6.3.4                        save as provided in this Agreement all consents, permissions, approvals and agreement of shareholders of the Vendor and/or the Vendor’s Guarantor and/or any other third parties which are necessary or desirable for the Vendor or the Vendor’s Guarantor to obtain in order to enter into and perform this Agreement in accordance with its terms have been unconditionally obtained.

7.                                                PURCHASER’S UNDERTAKINGS, VENDOR ASSURANCES AND COMPANY ASSURANCES

7.1                                          No rights

The Purchaser agrees and undertakes on behalf of itself and each other Member of the Purchaser’s Group that (in the absence of fraud) it has no rights against and shall not make any claim against any adviser, agent, director, officer, employee or consultant of any Member of the Vendor’s Group on whom it may have relied before agreeing to any term of this Agreement or any other agreement or document referred to herein or entering into this Agreement or any other agreement or document referred to in this Agreement.

7.2                                          Vendor Assurances

The Purchaser undertakes to indemnify the Vendor against all amounts paid by the Vendor or any Member of the Vendor’s Group to any third party pursuant to any Vendor Assurance (and all costs incurred in connection with such obligation) arising after the date of this Agreement save that this indemnity shall not extend to any matter giving rise to a claim (as defined in Schedule 7).

7.3                                          Company Assurances

The Vendor undertakes to indemnify the Purchaser against all amounts paid by the Purchaser or the Company or any Subsidiary to any third party pursuant to any Company Assurance (and all costs incurred in connection with such obligation) arising after the date of this Agreement. The provisions of Schedule 7 shall not apply to this clause 7.3.

8.                                                RESTRICTIVE COVENANTS

8.1                                          Definitions

In this clause:

“Confidential Information”	means all information of a confidential nature which is not publicly known and is used in and relates to the Group’s business, customers, or financial or other affairs, including any such information relating to:

(a) trade secrets, know-how, ideas, computer systems and computer software;

(b) future projects, business development or planning, commercial relationships and negotiations; and

(c) the marketing of goods or services including customer names and lists, sales targets and statistics

“European Customer”

means a client or customer of the Vendor’s Group from time to time receiving services from any Member of the Vendor’s Group in Continental Europe which also has a requirement for Relevant Services in the Prohibited Area

“Excluded Customers”

means, as at 9 August 2004, all and any customer or customers of the Vendor’s Group having offices within or being provided with products or services within, the Prohibited Area and for the avoidance of doubt the Vendor’s Group includes PSINet Europe

“Permitted Activities”	means:

(a) the sale or supply of any products or services to Excluded Customers; and/or

(b) the conduct of any business activity (whether within the Prohibited Area or not) via the internet; and/or

(c)

the provision of services normally associated with a hosting business (whether within the Prohibited Area or not) including, but not limited to managed and unmanaged services such as web site and application hosting, domain names, web-mail, anti-spam, anti-virus, and associated back-up and security services

“Prohibited Area”	means the United Kingdom of Great Britain and Northern Ireland

“Relevant Customer”	means any person who at Completion is:

	(a)	identified as a prospect of the Company in the “Sales Radar” sales pipeline tool of the Vendor on the report produced for the period ended 1 September 2004 and attached hereto as Schedule 11; or

	(b)	a current client or customer of the Company

“Relevant Services”	any business (other than the Permitted Activities) carried on as at Completion by the Company within the Prohibited Area

“Vendor’s Confidential Information”

means all information of a confidential nature which is not publicly known and is used in and relates to the Vendor Group’s businesses, customers, or financial or other affairs, including any such information relating to:

	(d)	trade secrets, know-how, ideas, computer systems and computer software;

	(e)	future projects, business development or planning, commercial relationships and negotiations; and

	(f)	the marketing of goods or services including customer names and lists, sales targets and statistics.

and for the avoidance of doubt the Vendor’s Group includes PSI Net Europe

8.2                                          Vendor’s Covenant

The Vendor undertakes to the Purchaser and the Company that the Vendor will not (whether alone or in conjunction with, or on behalf of, another person and whether directly or indirectly), without the prior written consent of the Purchaser:

8.2.1                                for a period of 12 months immediately following Completion, provide, in competition with the Company, any of the Relevant Services, within the Prohibited Area provided that the Vendor may (whether alone or in conjunction with, or on behalf of, another person) in competition with the Company provide to a European Customer Relevant Services within the Prohibited Area if the Company has been given the opportunity by the Vendor to provide the Relevant Services to such European Customer and has either declined such opportunity or been unable to provide the Relevant Services at rates competitive in the market;

8.2.2                                for a period of 12 months immediately following Completion, use any Confidential Information to solicit or entice away, or knowingly cause to be solicited or enticed away, any Relevant Customer for the supply to them of Relevant Services within the Prohibited Area;

8.2.3                                for a period of three years after Completion, knowingly interfere, or seek to interfere, with the continuance of supplies to the Company from any supplier who has been supplying goods or services to the Company at any time during the 6 months immediately preceding Completion if such interference causes or would cause that supplier to cease supplying, or reduce its supply of, those goods or services;

8.2.4                                for a period of 12 months immediately following Completion, solicit or entice away, or endeavour to solicit or entice away, from the Company, any person employed in a managerial, supervisory, technical or sales capacity by the Company at Completion or at any time during the period of 6 months immediately preceding Completion where the person in question either has Confidential Information or would be in a position to exploit the Company’s trade connections save in response to a national advertising campaign or in response to a recruitment consultant who has not been instructed by the Vendor’s Group to pursue or solicit such person and provided that the restrictions contained in this clause 8.2.4 shall not apply to:

8.2.4.1                                           any employee of the Company whose employment is terminated by the Company on or after Completion; and

8.2.4.2                                           Johnno Loggie and Jit Maroo.

8.3                                          Confidentiality

8.3.1                                Except so far as required by law or, to the extent relevant, the regulations of any Recognised Investment Exchange or the Panel on Takeovers and Mergers or any other governmental or regulatory organisation (and in those circumstances the Vendor shall as soon as reasonably practicable after any such announcement or filing produce a copy thereof to the Purchaser), the Vendor undertakes to the Purchaser and the Company that the Vendor will not, and will procure that no Member of the Vendor’s Group will, at any time after Completion:

8.3.1.1                                           disclose any Confidential Information to any person except to those authorised by the Company to know and except to those employees, third parties and contractors required to know in order to perform the services described in the TSA;

8.3.1.2                                           use any Confidential Information for the Vendor’s own purposes or for the purposes of the Vendor’s Group or for any purposes other than those of the Company or any other Member of the Purchaser’s Group; or

8.3.1.3                                           cause or permit any unauthorised disclosure of any Confidential Information.

PROVIDED THAT notwithstanding the foregoing, the Purchaser acknowledges that the Vendor is required under the rules of the applicable Recognised Investment Exchange to provide and file publicly historical financial information, including historical financial information of the Company as a “discontinued operation”, whether individually or in aggregate with other such discontinued operations of the Vendor and the Purchaser agrees and acknowledges that any such filing shall not be a breach of the foregoing provisions of this clause and further agrees that the Vendor shall not be required to deliver a copy of such filings to the Purchaser unless Company specific and identifiable Confidential Information is set out therein apart and individually.

8.3.2                                Except so far as required by law or, to the extent relevant, the regulations of any Recognised Investment Exchange or listing authority or the Panel on Takeovers and Mergers or any other governmental or regulatory organisation (and in those circumstances the Purchaser shall as soon as reasonably practicable after any such announcement or filing produce a copy thereof to the Vendor), the Purchaser undertakes to the Vendor that the Purchaser will not, and will procure that no Member of the Group or the Purchaser’s Group will, at any time after Completion:

8.3.2.1                                       disclose any Vendor’s Confidential Information to any person except to those authorised by the Vendor to know;

8.3.2.2                                       use any Vendor’s Confidential Information for the Purchaser’s own purposes or for the purposes of the Group or the Purchaser’s Group or for any purposes other than those of the Vendor’s Group; or

8.3.2.3                                       cause or permit any unauthorised disclosure of any Vendor’s Confidential Information.

8.4                                          Severability

Each of the undertakings set out in this clause is separate and severable and enforceable accordingly, and if any one or more of such undertakings or part of an undertaking is held to be against the public interest or unlawful or in any way an unreasonable restraint of trade, the remaining undertakings or remaining part of the undertakings will continue in full force and effect and will bind the Vendor.

9.                                                ANNOUNCEMENTS

9.1                                          No Announcements

No announcement or circular concerning the transactions contemplated by this Agreement or any matter ancillary to it and no disclosure of the terms of this Agreement will be made by the Vendor other than to another member of the Vendor’s Group, except with the prior written approval of the Purchaser or by the Purchaser except with the prior written approval of the Vendor (such approval in either of such cases aforesaid not to be unreasonably withheld or delayed).

9.2                                          Permitted Announcements

Clause 9.1 (No announcements) does not apply to:

9.2.1                                any announcement, circular or disclosure required by law or, to the extent relevant, the regulations of any Recognised Investment Exchange or listing authority or the Panel on Takeovers and Mergers, or any other governmental or regulatory organisation, provided, if practicable, that the party required to make it has first consulted and taken into account the reasonable requirements of the other party; or.

9.2.2                                any announcement after Completion by any party to its employees or in the case of the Purchaser any correspondence with customers of the Group or the Purchaser’s Group.

10.                                          COSTS

Each party to bear own costs

Except where expressly stated otherwise, each party to this Agreement will bear its own costs and expenses relating to the negotiation, preparation and implementation of this Agreement.  The Purchaser shall promptly pay all stamp duty, stamp duty reserve tax, transfer or registration taxes or duties payable in respect of the transfer of the Shares pursuant to this Agreement.

11.                                          INTEREST

Save as otherwise specifically provided interest shall be payable by any party on any money which shall not be paid by it to another party under this Agreement by the due date for payment at the annual rate of 2 per cent. above the Interest Rate for the period from the date due for payment until the date on which it shall actually be paid (whether before or after any judgement).  Interest shall be accrued daily and compounded annually.

12.                                          GUARANTEES

12.1                                    In consideration of the Purchaser entering into this Agreement, the Vendor’s Guarantor irrevocably guarantees to the Purchaser the due and punctual payment, observance and performance by the Vendor of all of the Vendor’s liabilities and obligations (whether present or future, express or implied, actual or contingent) under or arising out of this Agreement, including any liability or obligation to pay damages or other compensation for any breach of any of the Warranties or to pay sums due and payable (but unpaid by the Vendor) under Schedule 4.

12.2                                    The Purchaser will be obliged before exercising any of the rights, powers or remedies conferred upon it in respect of the Vendor’s Guarantor under this clause or by law to make demand of the Vendor and allow the Vendor 10 Business Days from demand to comply with such demand but will not be obliged to institute any action or proceedings against the Vendor or make or file any claim or proof in connection with the insolvency of the Vendor or any other person.  Following the expiry of such 10 Business Day period, the Vendor’s Guarantor will, forthwith on demand by the

Purchaser, unconditionally pay to the Purchaser an amount equal to the amount payable by the Vendor.

12.3                                  Neither the liability of the Vendor’s Guarantor under this clause nor the rights, powers and remedies conferred on the Purchaser under this clause or by law will in any way be released, prejudiced, diminished or affected by the insolvency, incapacity, disability, or any change in the constitution, name, control or style of the Vendor, the Purchaser, the Company or the Vendor’s Guarantor or the Guarantor.

12.4                                  The obligations of the Vendor’s Guarantor shall constitute and be continuing obligations and in particular shall not be considered satisfied by any intermediate payment or other intermediate satisfaction of all or any of the liabilities and obligations of the Vendor under this Agreement and shall continue in full force and effect until final payment in full of all amounts owing by the Vendor in total satisfaction of all the Vendor’s actual obligations under this Agreement.

12.5                                  The Vendor’s Guarantor shall not be exonerated or discharged nor shall its liability be affected by any forbearance, whether as to payment, time, performance or otherwise, or by any other indulgence being given to the Vendor or by any variation of the terms of this Agreement or by any act, thing, omission or means whatever which, but for this provision, might operate to exonerate or discharge the Vendor’s Guarantor from its obligations under the guarantee and indemnity contained in this Clause 12.

12.6                                  In consideration of the Vendor entering into this Agreement, the Guarantor irrevocably guarantees to the Vendor the due and punctual payment, observance and performance by the Purchaser of all of the Purchaser’s liabilities and obligations (whether present or future, express or implied, actual or contingent) under or arising out of this Agreement, including any liability or obligation to pay the Consideration or any sum due under Schedule 8.

12.7                                  The Vendor will be obliged before exercising any of the rights, powers or remedies conferred upon it in respect of the Guarantor under this clause or by law to make demand of the Purchaser and allow the Purchaser 10 Business Days from demand to comply with such demand but will not be obliged to institute any action or proceedings against the Purchaser or make or file any claim or proof in connection with the insolvency of the Purchaser or any other person.  Following the expiry of such 10 Business Day period, the Guarantor will forthwith on demand by the Vendor, unconditionally pay to the Vendor an amount equal to the amount payable by the Purchaser.

12.8                                  Neither the liability of the Guarantor under this clause nor the rights, powers and remedies conferred on the Vendor under this clause or by law will in any way be released, prejudiced, diminished or affected by the insolvency, incapacity, disability, or any change in the constitution, name, control or style of, the Purchaser, the Vendor, the Company, the Vendor’s Guarantor, or the Guarantor.

12.9                                  The obligations of the Guarantor shall constitute and be continuing obligations and in particular shall not be considered satisfied by any intermediate payment or other intermediate satisfaction of all or any of the liabilities and obligations of the Purchaser under this Agreement and shall continue in full force and effect until final payment in full of all amounts owing by the Purchaser in total satisfaction of all the Purchaser’s actual obligations under this Agreement.

12.10                            The Guarantor shall not be exonerated or discharged nor shall its liability be affected by any forbearance, whether as to payment, time, performance or otherwise, or by any other indulgence being given to the Purchaser or by any variation of the terms of this Agreement or by any act, thing, omission or means whatever which, but for this provision, might operate to exonerate or discharge the Guarantor from its obligations under the guarantee and indemnity contained in this Clause 12.

13.                                          PAYMENTS

Payments to be made without set off or withholding

All payments to be made by any party under this Agreement shall (unless and save where expressly provided otherwise) be made in full without any set-off, restriction or condition or deduction for or on account of any counter-claim and free from any deduction or withholding save where expressly provided otherwise or save as may be required by law in which event the deduction or withholding will not exceed the minimum amount which it is required by law to deduct or withhold and the payer will simultaneously pay to the payee such additional amounts as will result in the receipt by the payee of a net amount equal to the full amount which would otherwise have been receivable had no deduction or withholding been required.

14.                                          NOTICES

14.1                                    Methods

Any notice or other communication given in connection with this Agreement will be in writing and will be delivered personally or sent by pre-paid first class post (or air mail if overseas) or by fax to the recipient’s address set out in this Agreement or to any other address which the recipient has notified in writing to the sender received not less than 7 Business Days before the notice was despatched.

14.2                                    Date Given

A notice or other communication is deemed given:

14.2.1                          if delivered personally, upon delivery at the address provided for in this clause; or

14.2.2                          if sent by prepaid first class post, on the second Business Day after posting it; or

14.2.3                          if sent by air mail, on the sixth Business Day after posting it; or

14.2.4                          if sent by fax, on completion of its transmission

provided that, if it is delivered personally or sent by fax on a day which is not a Business Day or after 4 p.m. on a Business Day, it will instead be deemed to have been given or made on the next Business Day.

14.3                                    Court Service

The provisions of this clause will not apply, in the case of service of court documents, to the extent that such provisions are inconsistent with the Civil Procedure Rules.

14.4                                    Other Method of Service

Service of a notice or other communication on the Vendor may be effected as specified in clause 25.3 (Valid service).

15.                                          ENTIRE AGREEMENT

Each of the parties hereto acknowledge and agree that:

15.1                                    this Agreement, each of the Transaction Documents and any documents entered into pursuant thereto sets forth the entire agreement between the parties with respect to the subject matter covered by this Agreement and the Transaction Documents and supersedes and replaces all prior communications, drafts, representations, warranties, stipulations, undertakings and agreements of whatsoever nature, whether oral or written, between the parties relating thereto;

15.2                                    it does not enter into this Agreement in reliance on any warranty, representation, undertaking, stipulation or agreement other than those contained in this Agreement, each of the Transaction Documents and any documents entered into pursuant thereto;

15.3                                    its only remedies are for specific performance, injunctive relief and/or contractual damages for breach of contract;

15.4                                    it has no right to rescind this Agreement either for breach of contract or for negligent or innocent misrepresentation;

15.5                                    without prejudice to the generality of the foregoing, they each waive any right or remedy it may have against any other in respect of any statement (whether oral or written) of fact or opinion whatsoever, including any untrue or misleading statement, warranty or representation, express or implied, made to them or their respective agents, officers, directors or employees during the negotiation of or otherwise in connection with this Agreement, save for any warranty, representation or undertaking expressly contained in this Agreement or any of the Transaction Documents or any of the documents entered into pursuant thereto;

15.6                                    the Consideration has been agreed by the Vendor and the Purchaser having regard (inter alia) to the provisions of this clause 15 (Entire Agreement); and

15.7                                    accordingly, all other conditions representations and warranties which would otherwise be implied (by law or otherwise) shall not form part of this Agreement

PROVIDED THAT the provisions of this clause 15 (Entire Agreement) will not exclude any liability which the Vendor would otherwise have to the Purchaser or which the Purchaser would otherwise have to the Vendor or any right which either of them may have to rescind this Agreement in respect of any statements made fraudulently by the other of them prior to the execution of this Agreement.

16.                                          CONTINUING EFFECT

Each provision of this Agreement shall continue in full force and effect after Completion, except to the extent that a provision has been fully performed on or before Completion.

17.                                          INVALIDITY

If all or any part of any provision of this Agreement shall be or become illegal, invalid or unenforceable in any respect, then the remainder of such provision and/or all other provisions of this Agreement shall remain valid and enforceable.

18.                                          AMENDMENTS, VARIATIONS AND WAIVERS

18.1                                    Amendments

No amendment or variation of the terms of this Agreement or any of the Transaction Documents shall be effective unless it is made or confirmed in a written document signed by all of the parties to the relevant document but no variation will require the consent or signature of the Company.

18.2                                   Waivers

No delay in exercising or non-exercise by any party of any right, power or remedy under or in connection with this Agreement or any other document referred to in it shall impair that right, power or remedy or operate as a waiver or release of it.

19.                                          FURTHER ASSURANCE AND ASSISTANCE

19.1                                    Further assurance

The Vendor shall from time to time at its own cost, on being required to do so by the Purchaser now or at any time within twelve (12) months after Completion, do or procure the doing of all such acts and/or execute or procure the execution of all such documents in a form reasonably satisfactory to the Purchaser as the Purchaser may reasonably consider necessary for vesting title to the Shares in the Purchaser.  To the extent that the Purchaser requires the doing of acts or the execution of documents by the Vendor after the expiry of such twelve (12) month period then such acts or execution shall be at the expense of the Purchaser.

19.2                                    Third Party Rights

The Company has the right to enforce only clause 8 (Restrictive Covenants) of this Agreement and in accordance with the provision of the Contracts (Rights of Third Parties) Act 1999. Except as stated in this clause, the parties to this Agreement do not intend that any of its terms will be enforceable by virtue of the Contracts (Rights of Third Parties) Act 1999 by any person not a party to it.

19.3                                    Books and records

Without prejudice to the provisions of the TSA, as from the Completion Date, the Purchaser shall give to the Vendor such reasonable access during normal working hours to the books, accounts, records and returns relating to or in connection with the Company as the Vendor may reasonably require in order to prepare and complete its tax returns and/or comply with other regulatory requirements including the right to take copies and extracts (at the Vendor’s cost) on reasonable advance notice within the period of seven calendar years from the Completion Date.

20.                                          COUNTERPARTS

20.1                                    Any number of counterparts

This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each of the parties has executed at least one counterpart.

20.2                                    Each counterpart an original

Each counterpart shall constitute an original of this Agreement but all the counterparts shall together constitute but one and the same instrument.

21.                                          ASSIGNMENT

21.1                                    Agreement binding on successors and permitted assignees

This Agreement shall be binding on and enure for the benefit of the successors and permitted assignees of the parties.

21.2                                    Benefit of agreement not assignable by Purchaser

The benefit of this Agreement may not be assigned, transferred, charged or dealt in (whether by way of security, trust or otherwise) either in whole or in part to any person by the Purchaser or the Guarantor except as provided in clause 21.3 (Permitted assignments).

21.3                                    Permitted assignments

The Purchaser may assign all or any of its rights under this Agreement:

(a)                                                              with the Vendor’s prior written consent to any person;

(b)                                                             without the Vendor’s consent to one or more Members of the Purchaser’s Group subject to the condition that the Purchaser will procure that, before any assignee subsequently ceases to be a Member of the Purchaser’s Group, that assignee shall assign back to the Purchaser, or to another Member of the Purchaser’s Group (which itself shall then be deemed to be an assignee of the Purchaser for the purposes of this clause), so much of the benefit of this Agreement as has been assigned to it;

(c)                                                              without the Vendor’s consent, by way of security to a lender in connection with any arrangements for the provision of acquisition finance by that lender to the Purchaser to facilitate it to purchase the Company (or to another lender on a re-financing of that acquisition facility),

PROVIDED THAT the liability of the Vendor as a result of the assignment shall not be greater than its liability had no assignment occurred and that any purported assignment in contravention of this clause shall be void.

21.4            No assignment by Vendor

 Neither the Vendor nor the Vendor’s Guarantor may assign all or any of their respective rights under this Agreement to any person without the Purchaser’s prior written consent.

22.              KP CLAIM

22.1            Indemnity

The Vendor shall be responsible for, and shall indemnify and keep indemnified the Purchaser (for itself and as trustee for the Purchaser’s Group) against, all costs, losses, damages, liabilities and expenses incurred by the Company or any other Member of the Purchaser’s Group pursuant to the KP Claim and KP Counterclaim.

22.2            Conduct of KP Claim/Counterclaim

22.2.1         The Vendor shall at all times have exclusive conduct of both the KP Claim and the KP Counterclaim and shall be entitled at any stage and at its sole discretion to settle either or both of the KP Claim and the KP Counterclaim.

22.2.2         In the conduct of the KP Claim and/or the KP Counterclaim the Vendor shall, or shall procure that the Vendor’s Guarantor shall, instruct direct all professional advisers necessary to represent the Company such that the Company will have no liability to such advisers for any costs or expenses incurred by them.

22.3            Purchaser’s Conduct

22.3.1         The Purchaser will (or will procure that the Company will):

22.3.1.1            as soon as reasonably practicable notify the Vendor in writing of any written notification or correspondence received by the Company or the Purchaser from any party (other than any Member of the Vendor’s Group) involved in the KP Claim and KP Counterclaim;

22.3.1.2            not make any admission of liability, agreement or compromise with any person, body or authority in relation to the KP Claim or KP Counterclaim;

22.3.1.3            upon written request by the Vendor give the Vendor and its professional advisers reasonable access on reasonable prior notice to:

(a)             the personnel of the Purchaser and/or the Company in order to interview the personnel;

(b)             any relevant premises, chattels, accounts, documents and records within the power, possession or control of the Purchaser and/or the Company in order to, at the Vendor’s own expense, examine and photograph and take copies of the accounts, documents and records.

22.4            Payment

22.4.1         In the event of the KP Claim being Settled (as defined below) the Vendor shall pay to the Company within 7 days of the KP Claim being Settled (and in any event before the due date for any payment by the Company) a sum equal to any amount to be paid by the Company pursuant to the Settlement of the KP Claim less any sum received by the Company pursuant to sub-clause 22.4.2. The Purchaser shall be entitled in its sole discretion to require that any such payment by the Vendor be met by the release of funds from the Escrow Account. The Purchaser shall procure that the terms of such Settlement in so far as it relates to the Company are fully complied with provided that the Company is placed in funds by any Member of the Vendor’s Group to make any payment pursuant to such Settlement.

22.4.2         In the event of the KP Counterclaim being Settled the Purchaser shall pay to the Vendor by way of additional consideration for the Shares an amount equal to the sum received by the Company (if any) as part of the Settlement of the KP Counterclaim less any payment to be made by the Vendor pursuant to clause 22.4.1, such sum to be paid within 7 days of receipt by the Company of such sum.

22.5            The KP Claim and the KP Counterclaim shall be regarded as “Settled” for the purpose of Clause 22.4 if either:

22.5.1         the Vendor and the other parties to the KP Claim and/or the KP Counterclaim shall so agree in writing; or

22.5.2         a Court has awarded judgement in respect of the KP Claim or the KP Counterclaim and either no right of appeal lies in respect of such judgement or the parties are debarred whether by passage of time or otherwise from exercising any such right of appeal.

23.              CASH

23.1            The Vendor will procure that immediately following the Completion Accounts Date, the Company has Cash (as defined in Schedule 8) of not less than £739,132.

23.2            The provisions of Schedule 7 shall not apply to the Vendor’s obligation under this clause 23.

24.              INDEMNITIES AND COMPUTER EQUIPMENT

24.1            The Vendor shall indemnify and keep indemnified the Purchaser (for itself and as trustee for the Purchaser’s Group) against all costs, loss, damages, liabilities and expenses incurred as a result of:

24.1.1         any claim brought by former employees of the Group for breach of contract arising out of any redundancies or purported redundancies made in April and May 2004, details of which are set out in the Disclosure Letter;

24.1.2         any claim which may be made by Matt Stuart Nydell whose resignation from office the Vendor is obliged to procure in order to comply with this Agreement or claims by Nick Callaghan for payment of the “Special Retention Bonus” as defined in the Addendum to his employment contract dated 24 June 2004 or arising from Nick Callaghan ceasing to be a director of the Company (including, in particular, any claim for constructive dismissal arising therefrom), but otherwise this indemnity shall not cover any liability relating to Nick Callaghan ceasing to be an employee of the Company;

24.1.3         any claim made against the Company by Microsoft as a result of the Company’s failure to comply with the Microsoft licensing requirements in the use of Microsoft Windows software in the provision by the Company to its customers prior to Completion of shared and managed hosting services;

24.1.4         any claim against the Company or U-Net Limited by British Aerospace plc for:

24.1.4.1            dilapidations as set out in the Disclosure Letter relating to Unit 620, 621 and 622 Birchwood Boulevard, Warrington, Cheshire as demised by a lease dated 1 October 1999, details of which are set out in Schedule 6 (“the Lease”), provided that the Vendor will only be liable for the amount by which the claim exceeds £35,000;

24.1.4.2            any rent or other outgoings payable by the Company or U-Net Limited pursuant to the Lease to the extent such rent or other outgoings relate to the period after 1 October 2004,

subject to the Purchaser first paying all rents due and/or outstanding in relation to the period prior to 1 October 2004 and in relation to the properties described in clause 21.1.4.1 above

24.1.5         the failure by the Company to make an application for exemption from stamp duty pursuant to section 42 of the Finance Act 1930, as amended, (including any stamp duty payable and any penalties and interest for late payment) on the transfer of the trade and assets of the Subsidiaries to the Company (and of I-Way Oxford Limited to I-Way Limited) on 1 December 2000 (“the Reorganisation”) as referred to in the Disclosure Letter (“the Stamp Duty Indemnity”).

For the avoidance of doubt, the provisions of Schedule 7 shall apply mutatis mutandis to any claims under this clause 24.1 except as follows:

(i)               paragraphs 2.2, 4.4.1 and 4.5 shall not apply to clause 24.1; and

(ii)              paragraph 3 shall not apply to clause 24.1.4 although at such time as the dilapidations referred to above in clause 24.1.4.1 are paid by the Purchaser and reimbursed by the Vendor and/or the Vendor’s Guarantor (where upon the Purchaser covenants to the Vendor immediately to pay such sum to the Landlord under the Lease) any liability of the Vendor to the Purchaser pursuant to the provisions of clause 24.1.4 shall immediately cease.

24.2            The Purchaser shall be entitled at its sole discretion to require that any payment by the Vendor pursuant to clause 24.1 be met by the release of funds from the Escrow Account.

24.3            With regard to the indemnity in clause 24.1.4, the Purchaser undertakes to the Vendor that it shall not, and shall procure that the Company and U-Net Limited shall not, enter into any negotiations with the Landlord or communicate with the Landlord (save where the Landlord initiates the communication verbally) in relation to the validity or otherwise of the break notice served in respect of the Lease (as referred to in the Disclosure Letter) without the prior written consent of the Vendor, such consent not to be unreasonably withheld or delayed. The Purchaser shall, and shall procure that the Company and U-Net Limited shall, take such action as the Vendor may reasonably request in relation to any negotiations or communications with the Landlord under the Lease in relation to the validity of the break notice.

24.4            The following provisions shall apply in relation to the Stamp Duty Indemnity:

24.4.1         the Vendor shall procure that the Vendor’s Solicitors shall (at the Vendor’s cost), within 14 days of Completion, submit to the Inland Revenue an application pursuant to section 42 of the Finance Act 1930, as amended, for exemption from stamp duty in respect of the documents listed in Schedule 13 in respect of the Reorganisation and shall deal with any questions raised by the Inland Revenue in respect thereof until such time as the Inland Revenue shall have finally adjudicated on such application; and

24.4.2         the Purchaser shall, and shall procure that the Company and the Subsidiaries shall, give such assistance to the Vendor’s Solicitors (at the Vendor’s cost) as they shall reasonably request in order to make such application and to deal with any questions that the Inland Revenue may raise in connection with such application.

24.5            The Purchaser (for itself and as agent on behalf of each member of the Group) hereby acknowledges and agrees that the computer equipment listed in Schedule 12 is owned by Members of the Vendor’s Group and will procure that neither the Purchaser or any member of the Group will make any claim to title or ownership or to use of any such computer equipment.

25.              GOVERNING LAW AND JURISDICTION

25.1            Governing law

This Agreement shall be governed by and construed in accordance with English law.

25.2            Jurisdiction

The parties irrevocably submit to the exclusive jurisdiction of the English Courts to settle any disputes which may arise out of or in connection with this Agreement and agree that accordingly any proceedings may only be brought in those courts.

25.3            Valid service

25.3.1        Each of the Vendor and the Vendor’s Guarantor irrevocably appoint the Vendor’s Solicitors as their process agent to receive on their behalf service of any process in any proceedings in England.  Such service shall be deemed completion on delivery to the process agent, marked for the attention of Daniel Hall (whether or not such process is forwarded to and received by the Vendor and the Vendor’s Guarantor).  If for any reason such process agent ceases to be able or willing to act as process agent, the Vendor and the Vendor’s Guarantor irrevocably agree to appoint a substitute agent reasonably acceptable to the Purchaser and to deliver to the Purchaser a copy of the new process agent’s acceptance of that appointment within 30 days of such acceptance.

25.3.2        The Guarantor irrevocably appoints the Purchaser’s Solicitors as its process agent to receive on its behalf service of any process in any proceedings in England.  Such service shall be deemed completion on delivery to the process agent, marked for the attention of Philip Lamb (whether or not such process is forwarded to and received by the Guarantor).  If for any reason such process agent ceases to be able or willing to act as process agent, the Guarantor irrevocably agrees to appoint a substitute agent reasonably acceptable to the Vendor and to deliver to the Vendor a copy of the new process agent’s acceptance of that appointment within 30 days of such acceptance.

EXECUTION

The parties have shown their acceptance of the terms of this Agreement by signing it at the end of the Schedules.

SCHEDULE 1

The Vendor

Name and address of registered owner	The Shares

VIA NET.WORKS EUROPE HOLDING B.V. of H. Walaardt Sacrestraat 401, 1117 BM, Schipol-Oost, Amsterdam, The Netherlands	1 ordinary share of £1

SCHEDULE 2

PART 1

The Company

Name of Company	:	VIA NET.WORKS UK Limited

Registered number	:	03983189

Registered office	:	Senator House, 85 Queen Victoria Street, London EC4V 4JL

Date of incorporation	:	28/4/2000

Authorised share capital	:	£1000 divided into 1000 shares of £1 each

Issued share capital	:	£1 divided into 1 ordinary share of £1 each

Directors’ full names	:	Mr Matt Stuart Nydell

Mr Nick Callaghan

Secretary’s full name	:	Mr Matt Stuart Nydell

Accounting reference date	:	31/12

Mortgages/charges over Shares or Company’s assets	:

Rent deposit deed in favour of IM Properties (Nationwide) Limited in respect of a sum equal to £25,000 plus VAT deposited by the Company and all other sums from time to time constituting the deposit (including any interest) dated 2 May 2001

Rent deposit deed in favour of The Queen’s Most Excellent Majesty in respect of all monies due or to become due from the Company to the chargee dated 7 May 2003.

PART 2

The Subsidiaries

Name of Company	:	Netlink Internet Services Limited

Registered number	:	3099479

Registered office	:	Eversheds House, 70 Great Bridgewater Street, Manchester M1 5ES

Date of incorporation	:	07/09/1995

Authorised share capital	:	£404 divided into 40,400 shares of £0.01 each

Issued share capital	:	£282.00 divided into 400 A ordinary and 27,800 B ordinary shares of £0.01 each

Directors’ full names	:	Mr Matt Stuart Nydell VIA NET.WORKS UK Limited

Secretary’s full name	:	Mr Matt Stuart Nydell

Accounting reference date	:	31/12

Mortgages/charges over Shares or Company’s assets	:	None

Name of Company	:	I-Way Limited

Registered number	:	3029221

Registered office	:	Eversheds House, 70 Great Bridgewater Street, Manchester M1 5ES

Date of incorporation	:	06/03/1995

Authorised share capital	:	£200,000 divided into 200,000 shares of £1 each

Issued share capital	:	£74,514 divided into 26,789 A ordinary and 47,725 ordinary shares of £1 each

Directors’ full names	:	Mr Matt Stuart Nydell VIA NET.WORKS UK LIMITED

Secretary’s full name	:	Mr Matt Stuart Nydell

Accounting reference date	:	31/12

Mortgages/charges over Shares or Company’s assets	:	None

Name of Company	:	U-Net Limited

Registered number	:	2952757

Registered office	:	Eversheds House, 70 Great Bridgewater Street, Manchester, M1 5ES

Date of incorporation	:	26/07/1994

Authorised share capital	:	£10,000 divided into 1,000,000 shares of £0.01 each

Issued share capital	:	£5,000 divided into 500,000 shares of £0.01 each

Directors’ full names	:	Mr Matt Stuart Nydell VIA NET.WORKS UK Limited

Secretary’s full name	:	Mr Matt Stuart Nydell

Accounting reference date	:	31/12

Mortgages/charges over Shares or Company’s assets	:

Rent deposit deed in favour of YORKSHIRE PROPERTY HOLDINGS LIMITED.
created: 05/09/1996 registered: 13/09/1996 to secure all monies due or to become due from the company to the chargee under the terms of a lease of even date.
Deposit of £10,000 plus VAT and all other sums from time to time constituting the same.

Name of Company	:	I-Way Oxford Limited

Registered number	:	3106468

Registered office	:	Eversheds House, 70 Great Bridgewater Street, Manchester M1 5ES

Date of incorporation	:	26/09/1995

Authorised share capital	:	£66,000 divided into 66,000 ordinary shares of £1 each

Issued share capital	:	£65,152 divided into 65,152 ordinary shares of £1 each

Directors’ full names	:	Mr Matt Stuart Nydell I-Way Limited

Secretary’s full name	:	Mr Matt Stuart Nydell

Accounting reference date	:	31/12

Mortgages/charges over Shares or Company’s assets	:	None

Name of Company	:	WorldWide Web Services Limited

Registered number	:	3203253

Registered office	:	Eversheds House, 70 Great Bridgewater Street, Manchester M1 5ES

Date of incorporation	:	24/05/1996

Authorised share capital	:	£55,556 divided into 55,556 ordinary shares of £1 each

Issued share capital	:	£55,556 divided into 55,556 ordinary shares of £1 each

Directors’ full names	:	Mr Matt Stuart Nydell VIA NET.WORKS UK Limited

Secretary’s full name	:	Mr Matt Stuart Nydell

Accounting reference date	:	31/12

Mortgages/charges over Shares or Company’s assets	:	None

SCHEDULE 3

The Warranties

1.                Schedules 1 & 2; Capital

1.1              The Disclosure Letter has been prepared based on opinions actually and honestly held by the persons identified in Schedule 10 in relation to the information provided in the Disclosure Letter.  The Disclosure Letter (excluding the Data Room documents) is, as far as the Vendor is aware, accurate in all material respects and the Data Room documents are true copies of documents of which they purport to be copies and are otherwise complete copies in all material respects of the original.

1.2              The information contained in Schedules 1, 2 and 6 is true, complete and accurate in all respects and the relevant information is set out for the Company and the Subsidiaries.

1.3              The Shares are fully paid and are beneficially owned and registered as set out in Schedule 1 and Part 1 of Schedule 2 free from any Encumbrance or any claim to, or Contract to grant, any Encumbrance.

1.4              The Company has not allotted or issued any share capital other than the Shares shown in Schedule 1 and Part 1 of Schedule 2 as being issued.

1.5              No Contract has been entered into which requires or may require the Company to allot or issue any share or loan capital and the Company has not allotted or issued any securities which are convertible into share or loan capital.

1.6              The Company has no interest in the share capital of any body corporate other than the Subsidiaries.

VENDOR

2.                Insiders’ interests

For the purpose of this paragraph 2:

“Insider”	means the Vendor, any Member of the Vendor’s Group or any person who is connected (as defined in section 839 ICTA) with the Vendor or any Member of the Vendor’s Group.

2.1              There is not outstanding, and there has not at any time since 1 January 2003 been outstanding, any Contract to which the Company or any Subsidiary is a party and in which any Insider is interested in any way whatsoever (excluding any Contract of employment material particulars of which are disclosed in the Disclosure Letter and any agreement for the sale or supply of goods or services in the ordinary course of business on normal commercial terms material particulars of which are disclosed in the Disclosure Letter).

2.2              No Insider has any interest, direct or indirect, in any trade or business which competes or is likely to compete with the Company’s business save as an investor holding less than 3% of the issued share capital of a company whose shares are listed or dealt in on a Recognised Investment Exchange.

ACCOUNTS AND RECORDS

3.                The Accounts

3.1              The Accounts (a copy of which is attached to the Disclosure Letter):

3.1.1           give a true and fair view of the state of affairs of the Company as at the Accounting Date and of the profits (or losses) of the Company for the Financial Year ended on that date;

3.1.2           have been prepared and audited in accordance with the historical cost convention, with all applicable law and Accounting Standards; and

3.1.3           have been prepared on bases and principles which are consistent with those used in the preparation of the audited statutory accounts of the Company for the 2 Financial Years immediately preceding that which ended on the Accounting Date.

4.                Records

The Company’s accounting records have been properly kept in accordance with sections 221 and 222 CA 1985.

5.                Management accounts

The Management Accounts have been honestly and carefully prepared on bases consistent in all material respects with those employed in the preparation of the previous management accounts of the Company for the same period in the previous Financial Year.

CHANGES SINCE THE ACCOUNTING DATE

6.                General

6.1              Since the Accounting Date:

6.1.1           the business of the Company has been carried on in the ordinary and usual course and in the same manner (including nature and scope) as in the 12 months preceding the Accounting Date;

6.1.2           there are no debts outstanding from the Company to ordinary trade creditors which have been due for more than 60 days ;

6.1.3           the Company has not acquired, or agreed to acquire, any single capital asset having a value in excess of £20,000;

6.1.4           the Company has not disposed of, written off, or agreed to dispose of or write off , any capital asset having a value reflected in the Accounts in excess of £20,000 or acquired since the Accounting Date;

6.1.5           no loan made by the Company which remains outstanding has become due and payable in whole or in part;

6.1.6           the Company has not borrowed or raised any money or taken up any financial facilities and the Company has not repaid any borrowing or indebtedness in advance of its stated maturity;

6.1.7           the Company has not sold or agreed to sell a debt at less than its value in the Accounts and no debt has been released, deferred, subordinated or written off by the Company;

6.1.8           no dividend or other payment which is, or could be treated as, a distribution for the purposes of Part VI ICTA or section 418 ICTA has been declared, paid or made by the Company;

6.1.9           no resolution of the shareholders of the Company has been passed;

6.1.10         the Company has not changed its accounting reference date;

6.1.11         no management or similar charge has become payable or been paid by the Company;

6.1.12         no share or loan capital has been allotted, issued, repaid or redeemed or agreed to be allotted, issued, repaid or redeemed by the Company.

6.2              There is set out in the Disclosure Letter material particulars of those Material Contracts in respect of which the Company has since 1 January 2004 received from customers under such contracts effective notification of cancellation or non-renewal of such contracts.

ASSETS

7.                Unencumbered title; possession

7.1              Each tangible asset included in the Accounts or acquired by the Company since the Accounting Date (save for stock disposed of or consumed in the ordinary course of business or assets acquired on retention of title terms which are not onerous or unusual) is, save as specifically disclosed in the Accounts or the Management Accounts, legally and beneficially owned by the Company free from any Encumbrance.

7.2              Every material tangible asset owned by the Company is situated at the Properties as at Completion except Customer Premises Equipment situated at customer sites or physical points of presence and assets owned by the Company at physical points of presence.

8.                Debtors and Creditors

8.1              The Company has not made, or entered into any Contract to make, any loan to, or other arrangement with, any person as a result of which it is or may be owed any money, other than trade debts incurred in the ordinary course of business and cash at bank.

8.2              The Company is not entitled to the benefit of any debt otherwise than as the original creditor and the Company has not raised finance by factoring, deferring or discounting any debt or agreed to do so.

8.3              There is set out in document 40 of Volume 12 of the documents annexed to the Disclosure Letter a list of line entries which together constitute the creditors (other than ordinary trade creditors) of the Company as shown in the Accounts.

8.4              The Company has not entered into any contract pursuant to which it is obligated for any amount otherwise than as the original debtor.

8.5              Material particulars of all disputes between the Company and its creditors in respect of amounts of £20,000 or more due to such creditors are set out in the Disclosure Letter.

9.                Intellectual Property

9.1              All Intellectual Property owned by the Company which is registered or the subject of an application for registration is listed and described in the Disclosure Letter.  The Company has received no adverse written opinion from any registry in relation to any pending application.

9.2              In respect of registered Intellectual Property owned by the Company, all renewal and maintenance fees have been duly paid.

9.3              There are no proceedings, actions or claims to which the Company is a party and so far as the Vendor is aware, none are pending or threatened, impugning the title, validity or enforceability of the Company’s Intellectual Property.

9.4              As far as the Vendor is aware, there is, and has been, no infringement of the Company’s Intellectual Property.

9.5              Copies of all material licences, sub-licences and other material agreements whereby the Company is licensed or otherwise authorised to use the Intellectual Property of a third party or whereby the Company licenses or otherwise authorises a third party to use material Intellectual Property are attached to the Disclosure Letter. No notice has been given to terminate them, the obligations of the Company in respect of them have been complied with in all material respects and so far as the Vendor is aware the obligations of all other parties in respect of them have been complied with in all material respects.

9.6              The Disclosure Letter contains or has attached to it in the Data Room a full list of domain names which are registered in the name of the Company.

9.7              So far as the Vendor is aware, no deliberate action has been taken by the Company to diminish or otherwise adversely affect the reputation of any unregistered trade or service marks, trade, business or brand names owned by the Company.

9.8              The Company has not infringed and does not infringe any Intellectual Property of a third party as a result of the Company’s use or exploitation of the Company’s Intellectual Property nor will such use or exploitation give rise to any infringement, dispute, claims or proceedings against the Company.

9.9              There are not, and have not in the past 24 months been, any disputes, claims or proceedings threatened against the Company or in existence in any court or tribunal in respect of any of the Company Intellectual Property as such or in respect of any use or exploitation thereof by the Company.

10.              Computer Systems

10.1            Copies of all licences and escrow agreements relating to Software material to the Company either individually or in the aggregate are attached to the Disclosure Letter. The licences of such Software have been complied with in all material respects in the operation of the business of the Company and any restrictions in those licences do not materially and adversely affect the present conduct of the business of the Company.

10.2            The Disclosure Letter contains accurate details of the Company’s current procedures with a view to security of the Computer Systems and data stored on them, and the Vendor considers those procedures to be prudent.

10.3            The Company has a sufficient number of employees who are technically competent and appropriately trained with a view to the proper operation and use of the Computer Systems.

10.4            So far as the Vendor is aware the data storage capability, functionality and performance of the Computer Systems are sufficient to conduct the Company’s business (as it is now conducted).

10.5            All Computer Systems are in working order.

10.6            The Company has full and unrestricted access to and use of the Computer Systems and no third party agreements or consents are required to enable the Company to continue such access and use following Completion.

10.7            The Company operates a documented procedure to avoid virus infections and unauthorised access.

10.8            All the Company’s operating data (being data materially required for the Company to be able to provide services to its customers, to bill such customers, pay its suppliers, manage and compensate its employees and maintain internal and external e-mail communications systems for its employees) has been regularly archived in soft copy form.

10.9            The Company has in its unencumbered possession or has unrestricted access to up-to-date and accurate source code for all bespoke Software which has been written or produced in-house by the Company.

PROPERTY

11.              In this paragraph unless the context otherwise requires:

“Ancillary Document”	means any licence, deed, permission, approval, consent or other document supplemental to or otherwise associated with any Occupational Agreement or any Letting Document

“Lease”	means any lease or underlease (however inferior)

“Letting Document”

means any Lease, tenancy agreement, service occupancy, licence to occupy and other agreement or arrangement, together with any Ancillary Document, relating to the occupation or use of the Properties by any Occupational Tenant, whether oral or written

“Occupational Agreement”

means any Lease, tenancy agreement, service occupancy, licence to occupy and other agreement or arrangement, together with any Ancillary Document, relating to the occupation or use of the Properties by the Company, (whether oral or written)

“Occupational Tenant”	any tenant permitted to occupy any of the Properties pursuant to a Letting Document

“Rent”	includes licence fees, charges for occupation or use, mesne profits, damages for trespass and compensation for use and/or occupation

11.1            The Company does not own, is in occupation of or is entitled to any estate or interest in any freehold or leasehold property other than the Properties.

11.2            The Properties are held under the terms of the Occupational Agreements briefly referred to in Schedule 6 and no collateral assurances, undertakings or concessions have been made by any party to the Occupational Agreements.

11.3            There are no variations proposed to the Occupational Agreements nor are there any current applications for the consent of the landlord.

11.4            The Occupational Agreements are valid and in full force.

11.5            The Rent and all other sums payable under the Occupational Agreements have been paid to date.

11.6            Full copies of all documents of title to the Properties to which the Company is a party or which are in the possession of the Company have been disclosed in the Data Room.

11.7            The Company has complied in all material respects with the covenants, conditions and agreements in the Occupational Agreements.

11.8            The Company has not entered into either the lease of or a licence to assign relating to any leasehold property as a guarantor of the lessee’s covenants contained in any such document in respect of which the Company has a continuing commitment as guarantor.

11.9            The Company has not at any time assigned or disposed of or contracted to assign or dispose of any leasehold property of which it was first lessee without receiving a full and effective indemnity in respect of its liability under any such lease and so far as the Vendor is aware, there are no claims being made or threatened against the Company in its capacity as a prior lessee under any lease which has been assigned.

11.10          The Company is in physical possession and actual occupation of the whole of the Properties on an exclusive basis and no right of occupation or enjoyment has been acquired or so far as the Vendor is aware is in the course of being acquired by any third party or has been granted or agreed to be granted to any third party.

11.11          The Properties are free from any Encumbrance and the Company has not entered into any agreement or commitment to give or create any Encumbrance.

11.12          The Company has not received any written notice that it has failed to comply in any material respect with any applicable statutory and bye-law requirements relating to the Properties and in particular with all requirements under the Public Health Acts, the Offices, Shops and Railway Premises Act 1963, the Health and Safety at Work etc. Act 1974, the Control of Pollution Act 1974, the Environmental Protection Act 1990, the Environmental Protection Act 1995, the Construction (Design and Management) Regulations 1994 and all regulations, rules and delegated legislation thereunder and is not otherwise aware of any such material failure.

11.13          No dispute exists between the Company and the owner or occupier of any other premises adjacent to or neighbouring the Properties relating to the Properties and so far as the Vendor is aware there are no circumstances which may give rise to any such dispute hereafter.

EMPLOYEES

12.              Remuneration and employees

12.1            Particulars of the identities, dates of commencement of employment (or appointment to office), notice periods, dates of birth, terms and conditions of employment and remuneration (including any bonus, commission, profit sharing, share and other incentive schemes, and collective or workforce agreements) of all the employees, workers and officers of the Company (“Employees”) are contained in the Disclosure Letter and copies of all standard form contracts of employment or particulars of employment statements are in the Data Room.

12.2            There are no amounts owing to any Employees, other than remuneration accrued (but not yet due for payment) in respect of the calendar month in which this Agreement is executed or for reimbursement of business expenses incurred during such month.

12.3            There are no Employees who have been absent due to sickness leave for more than 3 months in the 12 month period ending on the date of this Agreement.

12.4            The Company has not recognised, or done any act which might be construed as recognition of, a trade union and the Company is not party to any agreement with any trade union or organisation of employees.

12.5            The Company is not involved, or has during the 12 months prior to the date of this Agreement been involved, in any strike, lock-out, industrial or trade dispute or any negotiations with any trade union or body of employees or workers.

12.6            There is no material dispute outstanding between the Company and any of its Employees.

12.7            No person is employed or engaged by the Company (whether under a contract of service or contract for services and whether directly, through an agency, subsidiary or otherwise) other than the Employees.

12.8            The Disclosure Letter contains complete copies of the current terms of engagement of all persons engaged under contracts for services with the Company.

12.9            The Company has not offered any contract of employment to any person (except to the Employees).

12.10          The Company has not offered, promised or agreed for the future any variation in any contract of employment in respect of the Employees.

12.11          No Employee has given or received written notice terminating his employment.

12.12          There is no person previously employed by the Company who now has a right to return to work either now or in the future (whether for reasons connected with maternity leave, parental leave or absence by reason of illness or incapacity) or a right to be reinstated or re-engaged by the Company or to any other compensation.

12.13          None of the Employees is absent from work by reason of any disciplinary action.

12.14          The Company has not entered into any commitment to provide any increase in the emoluments or benefits of any Employee which are current or expected to take place within the next six months.

12.15          The Company has performed in all material respects its obligations and duties required to be performed by it in respect of its Employees (and has settled all outstanding claims brought by any Employee against the Company), whether arising under contract, statute, at common law or in equity.

12.16          Particulars of Employees who are required to have permission or permits to work under relevant UK immigration laws are listed in the Disclosure Letter.

12.17          There are no enquiries or investigations existing and of which the Company has had notice or threatened against the Company or, so far as the Vendor is aware, pending into the Company by the Equal Opportunities Commission, the Disability Rights Commission or the Commission for Racial Equality or other similar authorities.

12.18          There are no schemes or arrangements (which are legally enforceable) to which the Company is a party for payment of retirement, pension, disability, or death benefit or similar schemes or arrangements in operation in respect of any of the Employees or their dependants or persons formerly employed or engaged by the Company or their dependants under which the Purchaser or Company may become liable to make payments or to provide equivalent benefits.

12.19          There are not in existence and the Company is not proposing to introduce any bonus, profit sharing scheme, share option scheme, share incentive scheme or any other scheme or arrangement for the benefit of Employees or any of them and whether or not additional to their contractual entitlements.

12.20          The Company has no custom and practice of paying more than statutory redundancy entitlement.

12.21          There is no obligation on the Company to pay contributions to a stakeholder pension arrangement in respect of any employee or officer of the Company.

CONTRACTS

13.              Insurance

13.1            Material particulars of the Company’s insurances and of all claims made against those insurances which are outstanding or which have been made in the 12 months immediately preceding the date of this Agreement are set out in or attached to the Disclosure Letter.  So far as the Vendor is aware, there are no circumstances likely to give rise to a claim with a claimable value in excess of £5,000 thereunder.

13.2            All premiums due in relation to the Company’s policies of insurance have been paid and no written notice has been received that any policy of insurance of the Company is void or voidable.

14.              Financing and working capital

14.1            The amount borrowed by the Company from its bankers does not exceed the amount of the facility agreed with such bankers and the total amount borrowed by the Company from whatever source does not exceed any limitation on its borrowing contained in its articles of association or in any Contract, debenture, loan stock deed or any other document.

14.2            All material particulars of all overdrafts, loans or other financial facilities outstanding or available to the Company are set out in the Disclosure Letter.

14.3            The Company has not applied for or received any grant, subsidy or financial assistance from any government department or other body which is subject to any continuing right of claw back.  All material particulars of any such grant, subsidiary or financial assistance are contained in the Disclosure Letter.

15.              Material contracts

For the purposes of this Warranty 15 and Warranty 6.2 “Material Contracts” means contracts to which the Company is a party and which account for, in the case of customers in excess of £20,000 of revenue per annum and, in the case of suppliers, in excess of £20,000 per annum of expenditure by the Company.

15.1            There is no outstanding Contract to which the Company is a party which:

15.1.1         involves agency, distributorship, franchising;

15.1.2         involves partnership, joint venture, consortium, joint development, shareholders or similar arrangements;

15.1.3         involves hire purchase, conditional sale, credit sale, leasing, hiring or similar arrangements;

15.1.4         involves or is likely to involve any capital expenditure by the Company in excess of £20,000;

15.1.5         is incapable of complete performance in accordance with its terms within 12 months after the date on which it was entered into;

15.1.6         is not on arm’s length terms or is in any way otherwise than in the ordinary course of the Company’s business;

15.1.7         involves the provision of goods or services by the Company to a customer or customers the aggregate sales value of which represents in excess of 5 per cent. of the turnover of the Company in the 12 months preceding Completion.

15.2            There is no Material Contract which pursuant to its terms can be terminated or varied as a result of any change in the control, management or shareholders of the Company.

15.3            The Company does not carry on business under any name other than its own corporate name or any other name specified in the Disclosure Letter.

15.4            All Material Contracts between the Company and its customers are on the Company’s standard terms and conditions.

15.5            All the Material Contracts to which the Company is party are in full force and effect and have been duly complied with by the Company and so far as the Vendor is aware nothing has occurred whereby any of them is or could be subject to early termination or which has given or may so far as the Vendor is aware give rise to a material claim in damages under any of them by any party to any of them.

15.6            No person is entitled to receive from the Company any introduction fee, brokerage or other commission in connection with the introduction of or continuation of any business to or with the Company except sales commission [to Employees] in the ordinary course of business.

15.7            The Disclosure Letter has annexed to it:

15.7.1         details of monthly commission payments to sales Employees of the Company since 1 January 2004; and

15.7.2         copies of all sales commissions’ policies of the Company in respect of its Employees and such details and copies (as the case may be) are accurate in all material respects.

15.8            Copies of all Material Contracts between the Company and its suppliers are attached to the Disclosure Letter.

COMPLIANCE, DISPUTES

16.              Company law matters

16.1            The copy of the memorandum and articles of association of the Company attached to the Disclosure Letter is true and complete and has embodied in it or annexed to it all resolutions referred to in section 380 of the CA1985.

16.2            So far as the Vendor is aware all material returns, particulars, resolutions and other documents required to be filed with or delivered to the Registrar of Companies by the Company or any of its officers have been correctly and properly prepared and so filed and delivered, and no such returns, particulars, resolutions or other documents have been so filed or delivered during the period of 14 days ending on the date of this Agreement.

16.3            The statutory registers of the Company have been properly kept and the Company has not received any notice, application or request for rectification of its register of members.

17.              General legal compliance

17.1            The Company has not received any written notice that it has not complied in the conduct of its business in all material respects in accordance with all applicable laws and regulations of the United Kingdom and the Vendor is not otherwise aware of any such material breach.

17.2            The Company has obtained all material licences, consents, permits and authorities to enable it to carry on its business in the places and in the manner in which such business is now carried on.  All such licences, consents, permits and authorities are, so far as the Vendor is aware, valid and subsisting and have been complied with in all respects and there is no reason known to the Vendor why any of them should be suspended, cancelled or revoked.

17.3            No current or threatened investigation or enquiry by, or on behalf of any governmental body in respect of the affairs of the Company has been notified in writing to the Vendor.

17.4            The Company has not received any written notification that any agreement, transaction, obligation, commitment, understanding or arrangement to which it was a party:

17.4.1         was required to be registered but was not duly registered in accordance with or is invalidated (in whole or in part) by the Restrictive Trade Practices Acts 1956 to 1977 or contravenes or is invalidated (in whole or in part) by the provisions of the Resale Prices Act 1976 or by virtue of its terms or any practice carried on in connection therewith is a consumer trade practice (within the meaning of the Fair Trading Act 1973) or is liable to be referred to the Consumer Protection Advisory Committee under Part II of that Act or contravenes the Completion Act 1980 or the Trade Descriptions Acts 1968 and 1972 or Part XI of the Fair Trading Act 1973; or

17.4.2         infringes or requires registration under Articles 81 or 82 of the Treaty establishing the European Economic Community (or any regulations or directives made pursuant to the Treaty); or

17.4.3         is liable to be referred to the Competition Commission or infringes any provision of the Competition Act 1998.

18.              Litigation

18.1            Save for debt collection in the ordinary course of business not exceeding £5,000 in aggregate, the Company is not nor, so far as the Vendor is aware, is any person for whose acts or defaults the Company may be contractually or vicariously liable, involved (whether as claimant, defendant or otherwise) in any civil, criminal, tribunal, arbitration, administrative or other proceedings in respect of the business of the Company and, so far as the Vendor is aware, there are no such proceedings pending or threatened either by or against the Company and so far as the Vendor is aware there are no facts which are likely to give rise to any such litigation or arbitration.

18.2            There is no outstanding or unsatisfied judgement, decree, order, award or decision of a court, tribunal, arbitrator or governmental agency against the Company and the Company is not party to any undertaking or assurance given to a court, tribunal or any other person in connection with the determination or settlement of any claim or proceedings.

18.3            There are not currently outstanding any material written complaints in respect of any aspect of the performance of any Material Contracts by the Company.

19.              Insolvency

19.1            No meeting has been convened at which a resolution will be proposed, no petition has been presented, no order has been made and no resolution has been passed for the winding-up of the Company or for the appointment of any provisional liquidator.  The Company has not called any formal or informal meeting of all or any of its creditors.

19.2            No administrative receiver, receiver or receiver and manager has been appointed of the whole or any part of the property, assets or undertaking of the Company.

19.3            No administrator has been appointed in respect of the Company and no steps or actions have been taken in connection with the appointment of an administrator in respect of the Company.

19.4            No voluntary arrangement has been proposed or approved under Part I Insolvency Act 1986 and no compromise or arrangement has been proposed, agreed to or sanctioned under section 425 CA 1985 in respect of the Company.

19.5            No distress, execution or other process has been levied on or applied for in respect of any asset of the Company.

19.6            The Company is not unable to pay its debts according to section 123 of the Insolvency Act 1986.

20.              Effects of the Agreement

20.1            The execution of this Agreement and the observance and performance of its provisions will not:

20.1.1         result in a material breach of any Contract, law, regulation, order or judgement to or by which the Company is party or bound, or entitle any person to terminate or avoid any Contract to which the Company is party;

20.1.2         result in any default under any licence, authorisation or consent required by the Company to conduct its business.

21.              Data Protection Act

The Company has not received any written notification that it has failed in any material respect to comply with the requirements of the Data Protection Act 1998 and the Data Protection Act 1984 and the Vendor is not otherwise aware of any such material non-compliance.

SUBSIDIARIES

22.              The Subsidiaries have been dormant since 1 December 2000 and have no assets or liabilities (actual or contingent) of any nature whatsoever other than their paid up share capital.

SCHEDULE 4

Taxation

PART 1 – INTERPRETATION

1.                                                Interpretation

In this Schedule 4:

1.1                                          the following expressions have the following meanings unless inconsistent with the context:

“ACT”	advance corporation tax

“the Auditors”	the auditors for the time being of the Company

“CAA”	Capital Allowances Act 2001

“Dispute”	any dispute, appeal, negotiations or other proceedings in connection with a Tax Claim

“Event”

includes (without limitation) any event, circumstance, state of affairs, occurrence, transaction, action or omission (whether or not the Company is party to it), including, for the avoidance of doubt, the sale and purchase of the Shares pursuant to the Agreement, and the accrual, earning, or receipt for any Taxation purpose of any income, profits or gains

“FA”	Finance Act

“Group Relief”	the meaning given to that expression by section 402 ICTA

“IHTA”	Inheritance Tax Act 1984

“ITEPA”	Income Tax (Earnings and Pensions) Act 2003

“Liability to Taxation”	(a) any liability of the Company to make an actual payment of Taxation;

(b) the use by the Company (in whole or in part) of any Purchaser’s Relief to reduce or eliminate any liability of the Company to make an actual payment of Taxation in respect of which the Vendor would otherwise have been liable under paragraph 2; and

	(c)	the loss of any Purchaser’s Relief falling within paragraph (a) or (b) of the definition thereof

“Purchaser’s Group”	the Purchaser and all companies with which it forms a group for the purposes of section 170 TCGA after Completion

“Purchaser’s Relief”	(a)	any Relief which was treated as an asset of the Company in the Completion Accounts; and

(b)

any Relief which was taken into account in computing (and so reducing or eliminating) any provision for deferred tax which appears in the Completion Accounts or which would have appeared in the Completion Accounts but for the presumed availability of such Relief; and

	(c)	any Relief which arises as a result of any Event which occurs after Completion or by reference to any period or portion of any period which commences on or after Completion

“Relief”	(a)	any relief, allowance, exemption, set-off, deduction or credit available from, against or in relation to Taxation or in the computation for any Taxation purpose of income, profits or gains; and

(b)any right to a repayment of Taxation

“Repayment”	the obtaining by the Company of:

	(a)	a repayment of Taxation where the Vendor has made a payment under this Schedule 4 or for breach of any Taxation Warranty in respect of the same Taxation which is the subject of the repayment; or

(b)

a repayment of Taxation in respect of which Taxation the Vendor was not liable under Part 2 of this Schedule 4 or for breach of any Taxation Warranty by the use of any Relief arising as a result of a Liability to Taxation in respect of which the Vendor has made a payment under Part 2 of this Schedule 4 or for breach of any Taxation Warranty or as a result of or in connection with the Events which gave rise to such a Liability to Taxation

“Saving”

the reduction or elimination of any liability of the Company or the Purchaser, or any member of the Purchaser’s Group to make an actual payment of tax in respect of which the Vendor would not have been liable under paragraph 2, by the use of any Relief arising as a result of a Liability to Taxation in respect of which the Vendor has made a payment under paragraph 2 or for breach of the Taxation Warranties or as a result of or in connection with the Events which gave rise to such a Liability to Taxation

“Taxation”	(a)

any tax or duty, past or present, of the United Kingdom or elsewhere, including without limitation income tax (including income tax required to be deducted or withheld from or accounted for in respect of any payment under section Part 11 ITEPA or otherwise), corporation tax, ACT, capital gains tax, inheritance tax, VAT, customs and other import or export duties, rates, stamp duty, stamp duty reserve tax, stamp duty land tax, national insurance contributions but excluding all business rates water rates and similar local authority or utility charges; and

(b)

any fine, penalty, surcharge, interest or other imposition relating to any tax or duty, mentioned in paragraph (a) of this definition or to any account, record, form, return or computation required to be kept, preserved, maintained or submitted to any person for the purposes of any such tax or duty

“Taxation Authority”

any authority, whether of the United Kingdom or elsewhere, competent to impose, assess or collect Taxation, including but not limited to the Board of Inland Revenue and the Commissioners of Customs and Excise

“Taxation Statute”

any statute (and all regulations and other documents having the force of law under such statute) published, enacted, issued or coming into force on or before the date of this Agreement relating to Taxation

“Taxation Warranties”	the Warranties set out in Part 3 of this Schedule 4 (and “Taxation Warranty” shall be defined accordingly)

“Tax Claim”

any notice, demand, assessment, letter or other document issued, or action taken, by or on behalf of any Taxation Authority and the submission of any Taxation form, return or computation from which, in either case, it appears to the Purchaser that the Company is or may be subject to a Liability to Taxation or other liability in respect of which the Vendor is or may be liable under paragraph 2 or for breach of any Taxation Warranty

“TCGA”	Taxation of Chargeable Gains Act 1992

“TMA”	Taxes Management Act 1970

“VAT”	value added tax

“VATA”	Value Added Tax Act 1994

“VAT Group”	any group of companies for the purposes of section 43 VATA of which the Company is or has been a member on or before Completion;

“Vendor’s Relief”	any Relief which is or subsequently becomes available to the Company other than a Purchaser’s Relief; and

1.2                                          references to Events include Events which are deemed to have occurred for any Taxation purpose and references to income, profits or gains earned, accrued or received for any Taxation purpose include income, profits or gains which are deemed to have been earned, accrued or received for any Taxation purpose.

PART 2 - TAX COVENANT

2.                                                Covenant

Subject to the provisions of this Part 2 of this Schedule 4, the Vendor covenants with the Purchaser to pay to the Purchaser an amount equal to the amount of:

2.1                                          any Liability to Taxation which has arisen or arises as a result of or in connection with any Event which occurred on or before Completion or in respect of or by reference to any income, profits or gains which were earned, accrued or received on or before Completion or in respect of a period ending on or before Completion, in each case, whether or not the Taxation is chargeable against or attributable to any other person and whether or not any amount in respect thereof is recoverable from any other person; and/or

2.2                                          any Liability to Taxation which arises under section 767A or 767AA ICTA, as a result of the combined effect of two or more Events, the first of which occurred on or before Completion; and/or

2.3                                          any Liability to Taxation which arises as a result of any Event which occurs after Completion pursuant to a legally binding obligation (whether or not conditional) entered into by the Company on or before Completion otherwise than in the ordinary course of business of the Company; and/or

2.4                                          any Liability to Taxation which arises as a result of any supply, acquisition or importation made or deemed to be made after Completion for the purposes of VAT by any member of any VAT Group other than the Company; and/or

2.5                                          without limitation to the generality of paragraph 2.1, any Liability to Taxation which arises as a result of the Company ceasing to be a member of the same group of companies (for any Taxation purpose) as the Vendor or any other company prior to or as a result of Completion; and/or

2.6                                          any Liability to Taxation which arises as a result of any person or company (other than the Company or one of the Subsidiaries) failing at any time to discharge any Taxation for which such person or company is primarily liable, where such person or company has at any time on or before Completion:

2.6.1                                been a member of the same group of companies as the Company for any Taxation purpose; and/or

2.6.2                                been under the control of, or connected with, the Company for any Taxation purpose; and/or

2.6.3                                controlled the Company for any Taxation purpose; and/or

2.7                                          any reasonable costs, fees or expenses properly incurred by the Company or the Purchaser in connection with any such Liability to Taxation as is mentioned in this paragraph 2 or with successfully taking or defending any action (including but not limited to legal proceedings) under this Part 2 of this Schedule 4.

3.                                                Quantification

For the purposes of paragraph 2 the amount of a Liability to Taxation or a liability of the kind mentioned in paragraph 2.6 will be determined as follows:

3.1                                          the amount of a Liability to Taxation falling within paragraph (a) of the definition of that expression in paragraph 1.1 will be the amount of the actual payment of Taxation which the Company is liable to make;

3.2                                          the amount of a Liability to Taxation falling within paragraph (b) of the definition of that expression in paragraph 1.1 will be the amount of Taxation saved by the Company as a result of the use of the Purchaser’s Relief; and

3.3                                          the amount of a Liability to Taxation falling within paragraph (c) of the definition of that expression in paragraph 1.1 will be:

3.3.1                                the amount of Taxation which would have been saved by the Company but for the loss of the Purchaser’s Relief on the basis of the rates of Taxation current at the date of the loss, assuming for this purpose that the Company had sufficient profits or was otherwise in a position actually to use the Purchaser’s Relief; or

3.3.2                                if the Purchaser’s Relief lost was a right to a repayment of Taxation, the amount of the repayment of Taxation so lost; and

4.                                                Exclusions

4.1                                          The Vendor will not be liable under paragraph 2 or for a breach of the Taxation Warranties in respect of a Liability to Taxation or other liability of the Company:

4.1.1                                to the extent to which such Liability to Taxation or other liability was discharged on or before Completion and the discharge was reflected in the Completion Accounts; or

4.1.2                                if a provision, allowance or reserve was made in the Completion Accounts for such Liability to Taxation or other liability (whether or not, for the avoidance of doubt, such provision, allowance or reserve was sufficient); or

4.1.3                                to the extent to which the Purchaser or the Company has already recovered (at no cost) from any other person, other than the Company, the Purchaser or a member of the Purchaser’s Group a payment in respect of such Liability to Taxation or other liability whether under this Agreement or otherwise; or

4.1.4                                to the extent to which such Liability to Taxation or other liability would not have arisen but for a change in legislation (including but not limited to an increase in rates of Taxation) or in the published practice of any Taxation Authority or but for any decision of any court or tribunal, in each case first enacted or announced or delivered after Completion; or

4.1.5                                to the extent to which such Liability to Taxation or other liability would not have arisen but for a voluntary act, transaction, omission or arrangement carried out after Completion by the Purchaser or the Company or any of their respective directors, employees or agents or successors in title of the Company after Completion:

4.1.5.1

otherwise than pursuant to a legally binding obligation entered into by the Company on or before Completion or imposed on the Company by any legislation whether coming into force before, on or after Completion; and

4.1.5.2	otherwise than in the ordinary course of business of the Company; and

4.1.5.3

which the Purchaser was aware or ought reasonably to have been aware (on the basis of matters disclosed in the Disclosure Letter or information contained within the Data Room) would give rise to the Liability to Taxation or other liability in question, provided that, for the avoidance of doubt, any act, transaction, omission or arrangement carried out by the Purchaser or the Company at the request of the Vendor pursuant to the provisions of paragraph 10 shall not constitute a voluntary act, transaction, omission or arrangement for the purposes of this paragraph 4.1.5; or

4.1.6                                to the extent to which such Liability to Taxation or other liability would not have arisen but for the Company changing any of its accounting policies, bases or practices (including, but not limited to, the date to which the Company prepares its accounts, the treatment of timing differences, the bases on which the Company values its assets and its taxation reporting practice) after Completion unless such change was required to comply with UK GAAP as at Completion; or

4.1.7                                to the extent to which such Liability to Taxation is in respect of the actual (as opposed to the deemed) income, profits or gains earned, received or accrued prior to Completion but which are not recognised in the Completion Accounts; or

4.1.8                                to the extent to which such Liability to Taxation or other liability would not have arisen but for the Company ceasing to carry on any trade or business after Completion or effecting a major change after Completion in the nature or conduct of any trade or business carried on by it; or

4.1.9                                to the extent to which such Liability to Taxation or other liability would not have arisen but for the failure by the Company after Completion to make any claim, election, surrender or disclaimer or to give any notice or consent or to do any other thing, the making, giving or doing of which was permitted by law and which was taken into account:

4.1.9.1                                           in computing and so reducing any provision for current or deferred Taxation which appears in the Completion Accounts (or eliminating any provision for current or deferred Taxation which, but for such Relief, would have appeared in the Completion Accounts); or

4.1.9.2                                           in computing any right to a repayment of Taxation which appears as an asset in the Completion Accounts,

unless such failure is at the written request of the Vendor or its duly authorised agents (including, for the avoidance of doubt, any request made pursuant to the provisions of paragraph 10); or

4.1.10                          to the extent to which such Liability to Taxation or other liability would not have arisen but for the withdrawal or amendment by the Company after Completion of any valid claim, election, surrender, disclaimer, notice or consent made by the Company prior to Completion in relation to any Relief and taken into account or reflected in the Completion Accounts unless such withdrawal or amendment is at the written request of the Vendor or its duly authorised agents (including, for the avoidance of doubt, any request made pursuant to the provisions of paragraph 10); or

4.1.11                          to the extent to which such Liability to Taxation or other liability is a liability to interest or penalties which would not have arisen but for any failure by the Purchaser or the Company to comply with its obligations under paragraph 7 of this Schedule 4 or the Agreement; or

4.1.12                          to the extent to which such Liability to Taxation or other liability is a liability to interest or penalties which would not have arisen but for any failure or delay by the Purchaser or the Company in paying over to any Taxation Authority any payment previously made by the Vendor under this Schedule 4; or

4.1.13                          to the extent to which a Vendor’s Relief is available to be used against the liability in question.

4.2                                          For the avoidance of doubt and notwithstanding any other provision in this Schedule 4, the Purchaser is not entitled to recover damages or otherwise obtain payment, reimbursement or restitution from the Vendor in full more than once in respect of the same Liability to Taxation or other loss.

4.3                                         The provisions of paragraphs 2.1, 2.2, 3.1, 3.2 and 6 of Schedule 7 shall apply to limit the liability of the Vendor under paragraph 2.  The provisions of paragraphs 2.1, 2.2, 3.1, 3.2, 4, 6, 7 and 9 of Schedule 7 shall apply to limit the liability of the Vendor in respect of a claim for a breach of the Taxation Warranties.

5.                                                Deductions From Payments

5.1                                          Except as required by law all payments by the Vendor under this Part 2 of this Schedule 4 will be made free and clear of all deductions and withholdings (whether in respect of Taxation or otherwise).

5.2                                          If any deduction or withholding is required by law to be made from any payment by the Vendor under this Part 2 of this Schedule 4 or if the Purchaser is subject to Taxation in respect of any payment by the Vendor under this Part 2 of this Schedule 4, the Vendor covenants with the Purchaser to pay to the Purchaser such additional amount as is necessary to ensure that the net amount received and retained by the Purchaser (after taking account of such deduction or withholding or Taxation) is equal to the amount which it would have received and retained had the payment in question not been subject to the deduction or withholding or Taxation.

5.3                                          In the event of the assignment of this Agreement the Vendor’s liability to the assignee under this Schedule 4 will be no greater than it would have been to the Purchaser.

6.                                                Due Date for Payment

6.1                                          The due date for the making of a payment by the Vendor under this Part 2 of this Schedule 4 will be the later of the date falling five Business Days after the Purchaser has served a notice on the Vendor demanding such payment and the date determined in accordance with paragraphs 6.2 to 6.4.

6.2                                          In any case involving a Liability to Taxation falling within paragraph (a) of the definition of that expression in paragraph .1.1 or any other liability of the Company to make an actual payment, the second date mentioned in paragraph 6.1 will be the date falling five clear Business Days before the last date upon which the payment is required to be made to the person entitled thereto (after taking into account any postponement of the due date for payment of any Taxation which is obtained).

6.3                                          In any case involving a Liability to Taxation falling within paragraph (b) of the definition of that expression in paragraph 1.1, the second date mentioned in paragraph 6.1 will be the date falling five clear Business Days before the last date upon which the payment of Taxation which has been reduced or eliminated by the use of a Purchaser’s Relief is or would have been required to be made to the relevant Taxation Authority.

6.4                                          In any case involving a Liability to Taxation falling within paragraph (c) of the definition of that expression in paragraph 1.1:

6.4.1                                if the Purchaser’s Relief lost was a Relief other than a right to repayment of Taxation, the second date mentioned in paragraph 6.1 will be the date falling five clear Business Days before the last date upon which Taxation is or would have been required to be paid to the relevant Taxation Authority in respect of the period in which the Purchaser’s Relief is lost (irrespective of whether the Company then had sufficient profits or was otherwise in a position actually to use the Purchaser’s Relief); or

6.4.2                                if the Purchaser’s Relief lost was a right to a repayment of Taxation, the second date mentioned in paragraph 6.1 will be the date upon which the repayment was due from the relevant Taxation Authority.

6.5                                        In any case involving a liability of the Vendor to pay an additional amount to the Purchaser under paragraph 5.2 as a result of:

6.5.1                                any deduction or withholding being required by law to be made, the due date for payment will be the same as the due date for payment of the amount from which the deduction or withholding is required to be made; and

6.5.2                                the Purchaser being subject to Taxation in respect of any payment, the due date for payment will be the later of the date falling five Business Days after the Purchaser has served a notice on the Vendor demanding such payment and the date falling five clear Business Days before the last date upon which the Taxation is (or, but for the availability of any Relief, would have been) required to be paid to the relevant Taxation Authority (taking into account any postponement of the due date for payment of Taxation).

7.                                              Claims Procedure

7.1                                        The Purchaser will as soon as reasonably practicable after the Purchaser or the Company becomes aware of a Tax Claim give notice of any Tax Claim to the Vendor, and in the event of an assessment or demand for Taxation in respect of which a time limit for the making of an appeal applies, no later than 10 Business Days prior to the expiry of such time limit, such notice to contain reasonable details of the Tax Claim and, so far as available, the quantum.  The giving of such notice shall not be a condition precedent to the liability of the Vendor under this Schedule 4.

7.2                                        Provided that the Vendor indemnifies the Company and the Purchaser to the reasonable satisfaction of the Purchaser against all losses, costs, damages and expenses (including interest on overdue Taxation) which may be incurred thereby, the Purchaser will procure that the Company, at the Vendor’s cost and expense, takes such action and gives such information and assistance in connection with its Taxation affairs as the Vendor may reasonably and promptly request to dispute, appeal against, settle or compromise any Tax Claim, including, but not limited to:

7.2.1                                applying to postpone (so far as legally possible) the payment of any Taxation; and

7.2.2                                (except in the case of a Tax Claim where any Taxation Authority alleges in writing fraudulent conduct on the part of the Vendor or the Company prior to Completion) allowing the Vendor to undertake, at the Vendor’s own cost and expense, the conduct of the Dispute.

7.3                                        The Vendor will not without the prior written consent of the Purchaser (not to be unreasonably withheld or delayed) take any of the following actions in relation to any Dispute conducted by the Vendor or at the Vendor’s request:

7.3.1                                the transmission of any material written communication to any Taxation Authority;

7.3.2                                the settlement or compromise of the relevant Tax Claim; and

7.3.3                                the agreement of any matter which is likely to affect the amount of any future Liability to Taxation.

7.4                                        The Vendor will promptly and fully inform the Purchaser of all matters relating to any Dispute conducted by or at the request of the Vendor and will provide the Purchaser with copies of all material correspondence and other documents relating thereto.

7.5                                        Without prejudice to the liability of the Vendor under this Part 2 of this Schedule 4:

7.5.1                                the Purchaser will not be obliged to procure that the Company appeals against any assessment to or demand for Taxation unless within 15 Business Days of the Purchaser giving notice thereof to the Vendor in accordance with paragraph 7.1, the Vendor has given notice to the Purchaser to do so;

7.5.2                                if the Vendor fails promptly (and in any event within 15 Business Days of the Purchaser giving notice requiring the Vendor to do so) to inform the Purchaser of any action which the Vendor wishes the Purchaser to procure the Company to take under paragraph 7.2, the Purchaser will be entitled to procure that the Company settles or compromises any Tax Claim on such terms as it determines in its reasonable discretion;

7.5.3                                the Purchaser will not be obliged to or procure that the Company appeals against any assessment to or demand for Taxation beyond the General or Special Commissioners of the Inland Revenue, a VAT tribunal or any equivalent court or tribunal unless the Purchaser and the Company have been advised in writing, at the expense of the Vendor, by tax counsel of at least 7 years’ call that such an appeal would have a reasonable prospect of success;

7.5.4                                the Purchaser will not be obliged to or procure that the Company complies with any request or take any action which is likely to increase the future Liability to Taxation of the Company; and

7.5.5                                in the event of a failure of the Vendor to give notice as mentioned in paragraph 7.5.1 or a failure of the Vendor to indemnify the Purchaser and the Company as mentioned in paragraph 7.2 or if the Dispute concerns fraudulent or negligent conduct on behalf of the Vendor or its duly authorised agents or, on or before Completion, on behalf of the Company or its duly authorised agents, the Purchaser and the Company shall have sole conduct of the Dispute and shall be free to pay or settle the Tax Claim on such reasonable terms as the Purchaser or the Company shall think fit, having regard to the best interests of the Company.

8.                                                Savings and Repayments

8.1                                          If the Auditors determine that the Company has obtained a Saving or a Repayment, the Saving or Repayment (as the case may be) will be applied as follows:

8.1.1                                first, the amount of the Saving or Repayment will be set off against any payment then due from the Vendor under this Schedule 4 or for breach of any Taxation Warranty;

8.1.2                                secondly, to the extent that there is an excess, the Purchaser will, within two Business Days, pay to the Vendor the lesser of:

8.1.2.1	the amount of the excess; and

8.1.2.2	any amount previously paid by the Vendor under this Schedule 4 or for breach of any Taxation Warranty;

8.1.3                                thirdly, to the extent that the excess referred to in paragraph 8.1.2 is not exhausted, the remainder of that excess will be carried forward and set off against any future liability of the Vendor under this Schedule 4 or for breach of any Taxation Warranty.

8.2                                          The Purchaser will procure that the Company uses any Relief available to it which would give rise to a Saving or Repayment as soon as it is reasonably practicable for the Company to do so without there being a consequent reduction in, elimination of or diminution in value of any other Relief which is or would be available to it.

8.3                                          In determining whether or not the Company has obtained a Saving or a Repayment and, if so, the amount, the Auditors will act as experts and not as arbitrators and their determination will (in the absence of manifest error) be conclusive and binding on the parties.

8.4                                        The Purchaser will inform the Vendor as soon as reasonably practicable after it or the Company becomes aware that the Company may obtain a Saving or a Repayment.

9.                                                Purchaser’s Covenant

9.1                                        The Purchaser covenants with the Vendor to pay to the Vendor an amount equal to any liability of the Vendor to Taxation under section 767A, 767AA or 767B ICTA section 132 FA 1998, section 190 TCGA or paragraph 68 of Schedule 29 or paragraph 8 of Schedule 34 FA 2002 (and any related interest or penalties) in connection with the Company failing to discharge a liability to tax together with any reasonable costs or expenses properly incurred by the Vendor in connection with such liability save that this paragraph 9.1 shall not apply in respect of any tax for which the Vendor is liable to make (but has not yet made) payment to the Purchaser under Part 2 of this Schedule 4 or for breach of any Taxation Warranty.

9.2                                          Paragraphs 5, 6 and 7 will apply to the covenants in paragraph 9.1 as they apply to the covenants contained in paragraph 2 replacing references to the Vendor and the Purchaser (and vice versa) and making any other necessary modifications.

10.                                          Corporation Tax Returns

10.1                                  The Vendor or its duly authorised agents will at the Company’s cost and expense (provided such costs and expenses are reasonable and proper) prepare the corporation tax returns and computations of the Company for all accounting periods ended on or before Completion, to the extent that they have not been prepared before Completion, and will submit them to the Purchaser.

10.2                                  The Purchaser will procure that the Company causes the returns and computations mentioned in paragraph 10.1 to be authorised, signed and submitted to the Company’s Inspector of Taxes without amendment or with such amendments as the Purchaser may reasonably request provided that the Purchaser shall not be required to procure that the Company authorises, signs and submits any return or computation which the Purchaser reasonably considers is not full, true and accurate in all material respects or which contains any provision or other item which has not been provided for or reflected in the audited accounts for the accounting period to which the return or computation in question relates or in any audited accounts for any subsequent period (including the Completion Accounts) but, for the avoidance of doubt, the Purchaser shall be under no obligation to make any enquiry as to the completeness and accuracy thereof and shall be entitled to rely entirely on the Vendor and its duly authorised agents.

10.3                                  The Vendor or its duly authorised agents will prepare all documentation and deal with all matters (including correspondence) relating to the corporation tax returns and computations of the Company for all accounting periods ended on or before Completion.  The Vendor will keep the Purchaser informed of all material matters relating to the agreement of such corporation tax returns with the Company’s Inspector of Taxes and will provide the Purchaser with copies of all material correspondence and other documents relating thereto.  The Vendor will submit to the Purchaser for comments all material correspondence and documents which it intends to submit to a Taxation Authority and will take into account all such reasonable and timely comments as the Purchaser shall make.

10.4                                  The Purchaser will procure that the Company affords the Vendor or its duly authorised agents such access to the Company’s books, accounts and records as is reasonable to enable the Vendor or its duly authorised agents to prepare the corporation tax returns and computations of the Company for all accounting periods ended on or before Completion and conduct matters relating to them in accordance with this paragraph 10.

10.5                                  The Purchaser will procure that the Company promptly makes or gives such claims, elections, surrenders and consents in relation to Taxation for all accounting periods of the Company ended on or before Completion as the Vendor reasonably requests in writing and which were assumed to have been made in the audited accounts for the accounting period in question or in any audited accounts for any subsequent period (including the Completion Accounts), including (without limitation) the carry forward, carry back, acceptance or surrender of or any claim or election in relation to any Vendor’s Relief, and generally does all such things as may be reasonably necessary to give effect to such claims, elections, surrenders or consents.

10.6                                  In relation to the tax return for the accounting period current at Completion, the Purchaser shall or shall procure that the Company shall afford to the Vendor a reasonable opportunity to comment on such document only insofar as it relates to the affairs of the Company whilst it was under the control of the Vendor.

10.7                                  If any document is issued or any matter arises which constitutes a Tax Claim, such Tax Claim shall be dealt with under the provisions of paragraph 7 and not this paragraph 10.

11.                                          Recovery From Other Persons

11.1                                    If the Company recovers from any other person (including any Taxation Authority but excluding the Purchaser, any other member of the same group of companies as the Purchaser and any officer or employee of any such company) any amount which is referable to a Liability to Taxation or other liability of the Company in respect of which the Vendor has made a payment under paragraph 2, the Purchaser will repay to the Vendor the lesser of:

11.1.1                          the amount so recovered (less any losses, costs, Taxation, damages and expenses incurred by the Company, the Purchaser or any other member of the same group of companies as the Purchaser as a result of the recovery of that amount); and

11.1.2                          the amount paid by the Vendor under paragraph 2 in respect of the Liability to Taxation or other liability in question less any part of such amount previously repaid to the Vendor under any provision of this Agreement.

11.2                                    If the Purchaser becomes aware that the Company is entitled to recover any amount mentioned in paragraph 11.1, the Purchaser will as soon as reasonably practicable give notice of that fact to the Vendor and provided that the Vendor indemnifies the Company, the Purchaser and all other members of the same group of companies as the Purchaser to the reasonable satisfaction of the Purchaser against all losses, costs, damages and expenses which may be incurred thereby, the Purchaser will procure that the Company, at the Vendor’s cost and expense, takes such action as the Vendor may request to effect such recovery.

12.                                          General

All payments by the Vendor under this Part 2 of this Schedule 4 will be treated as repayments by the Vendor of the Consideration paid for the Shares pursuant to this Agreement to the extent possible, but not so as to limit the liability of the Vendor to the Purchaser hereunder.

PART 3 - TAX WARRANTIES

13.                                          Taxation paid

13.1                                    In the six years prior to the date of this Agreement the Company has duly and punctually paid all Taxation which it is or has been liable to pay or account for and the due date for payment of which has fallen prior to the date of this Agreement and is not liable nor has it in the past six years been liable to any fine, penalty, surcharge or interest in connection with any Taxation.

13.2                                    Without limitation of paragraph 13.1, the Company has deducted or withheld all Taxation which it has been obliged by law to deduct or withhold from payments made by it and has properly accounted to the relevant Taxation Authority for the

Taxation so deducted. The Company has not received any notice from any Taxation Authority which will or may require it to withhold tax from any payment which may be made after the date of this Agreement.

14.                                          Returns

14.1                                    In the six years prior to the date of this Agreement the Company has duly and punctually made all returns and given or delivered all notices and accounts and information which on or before the date of this Agreement ought to have been made, given or delivered for the purposes of Taxation or which have been assumed to have been made, given or delivered for the purposes of the Accounts.

14.2                                    The Company has prepared and maintained all records in relation to Taxation as it is required by any Taxation Statute to prepare and/or maintain or which may be required to calculate any future Liability to Taxation or the amount of any Relief.

15.                                          No disputes

There is no dispute or disagreement outstanding with any Taxation Authority in respect of the Taxation affairs of the Company (and the Vendor is not aware of any existing circumstance which make it likely that such dispute or disagreement may arise) and no Taxation Authority has indicated to the Company or the Vendor that it intends to investigate the Taxation affairs of the Company.

16.                                          Group Transfers

The Company has not in the six (6) years ending on the date of this Agreement acquired an asset from any company which at the time of the acquisition was a member of the same group of companies (as defined in Section 170 TCGA) as the Company, and neither section 179 TCGA nor paragraph 58 Schedule 29 FA 2002 will have effect in relation to any asset of the Company by virtue of or in consequence of the entering into or performance of the Agreement or any event since the Accounts Date.

17.                                          Groups - General

Save for surrenders, payments, refunds etc between the members of the Group, in respect of:

17.1                                    any surrender or claim for group relief or consortium relief pursuant to sections 402 – 413 ICTA; and

17.2                                    any surrender or claim for surrender of any tax refund pursuant to section 102 FA 1989,

made or received or agreed to be made or received in the six years ended on the date of this Agreement, no payment remains due or outstanding and relevant claims, elections and surrenders will be allowed in full and no further action is required of any member of the Group in respect thereof.

18.                                          Residence

The Company has since its incorporation been resident in the United Kingdom for

Taxation purposes and has not been resident for Taxation purposes in any other jurisdiction nor has any jurisdiction other than the United Kingdom imposed or sought to impose Taxation on the Company.

19.                                          Company registered under VATA

19.1                                    The Company is duly registered for VAT purposes and in the three years prior to the date of this Agreement has fully complied with all relevant provisions of VATA and regulations made or notices issued under any legislation relating to VAT.

19.2                                    The Company is not and never has been registered as a member of a group of companies for the purposes of VATA nor applied to be treated as such a member. No event has occurred as a result of which the provisions of schedule 9A VATA will or may be applied to the Company.

19.3                                    The Company has not purchased or agreed to purchase any asset to which Article 5 VAT (Special Provisions) Order 1995 applied or would apply.

19.4                                    The Company does not own any asset and has not incurred any expense in respect of Part XV VAT Regs (capital goods scheme) applies.

19.5                                    The Company is not nor has been at any time exempt or partially exempt for VAT purposes and there are no circumstances existing at the date of this Agreement whereby regulations 107-109 of the VAT Regs apply or may apply to it.

20.                                          Employees

In the six years prior to the date of this Agreement the Company has properly deducted Taxation as required by law from all payments to or treated as made to or benefits provided for employees or former employees of the Company and duly accounted to the appropriate Taxation Authority for Taxation so deducted and for national insurance contributions in respect thereof and has complied with all its reporting obligations to that Taxation Authority in connection with any such payments made or benefits provided.

21.                                          Close Companies

21.1                                    The Company is not, nor has it ever been, a close investment holding company within the meaning of section 13A ICTA.

21.2                                    The Company has not at any time in the six years prior to this Agreement made any loan or advance or effect any transaction falling within section 419, 421 or 422 ICTA which (in the case of any loan or advance) is still outstanding or released or written off or agreed to release or write off the whole of any part of any such loans or advances.

22.                                          Arms’ Length Dealings

The Company is not and has not been a party to or otherwise involved in any transaction, agreement or arrangement otherwise than by way of bargain at arms’ length in consequence of which it will or may be liable to Taxation (including Taxation which would have been payable but for the availability of any Relief) in respect of an amount deemed for Taxation purposes to be income or gains of the Company but which are not actually income or gains of the Company.

23.                                          Stamp Duty

23.1                                    All documents which are liable to stamp duty and which are in the possession or under the control of the Company and which confer any right upon the Company or on which the Company may need to rely in respect of any asset held at Completion have been duly stamped and no document which confers any right upon the Company or on which the Company may need to rely and which is outside the United Kingdom would attract stamp duty if it were brought into the United Kingdom.

23.2                                    The Company has properly and punctually paid all stamp duty land tax for which it is liable in respect of any land transaction (as defined in section 43 FA 2003) to which it is or has been a party or in respect of which it is liable to account for stamp duty land tax, and the Company is not liable nor has it been party to any land transaction whereunder it will or may have a liability to make a payment of or in respect of stamp duty land tax or additional stamp duty land tax after Completion, as a result of or by reference to any matter arising or event occurring after Completion or to submit any return or additional return in relation to stamp duty land tax.

23.3                                    Neither the execution nor the performance of this Agreement nor any action taken in pursuance of this Agreement nor any other Event since the Accounts Date will result in the withdrawal of any relief from stamp duty or stamp duty land tax previously claimed.

SCHEDULE 5

Completion Arrangements

At Completion the following will take place:

1.                                                Items for Delivery

The following items will be produced and delivered by the Vendor to the Purchaser or as it directs:

Share Transfers

1.1                                          Executed transfers of the Shares in favour of the Purchaser (or its nominee(s)) together with the share certificates for the Shares (if issued) (or in the case of any lost certificate an indemnity satisfactory to the Purchaser in relation to it).

1.2                                          An irrevocable power of attorney in the agreed terms executed by the Vendor in favour of the Purchaser to enable the Purchaser (pending registration of the transfer of the Shares) to exercise all voting and other rights attaching to the Shares and to appoint proxies for this purpose.

Authorisations

1.3                                          A copy or certified extract of the duly signed minutes of the board of the Vendor authorising the execution of this Agreement and a Secretary’s Certificate in agreed terms signed by the Secretary of the Vendor’s Guarantor confirming that a resolution of the board of the Vendor’s Guarantor has been passed authorising the execution of this Agreement.

1.4                                          Legal opinion letters in the agreed terms confirming the power of the Vendor and the Vendor’s Guarantor to enter into and be bound by the terms of its obligations under this Agreement and all other Transaction Documents together with any additional documents executed pursuant thereto to which it is a party.

Resignations and Appointments

1.5                                          A letter of resignation in the agreed terms from the directors of the Company and each of the Subsidiaries.

1.6                                          A letter of resignation in the agreed terms from the secretary of the Company and from each of the Subsidiaries.

1.7                                          A copy of a letter to the Company and to each Subsidiary from its auditors resigning from office with effect from Completion and containing the statement required by section 394 CA 1985, the original of the letter having been deposited at the registered office of the Company or the relevant Subsidiary.

Company Documentation

1.8                                          The certificate of incorporation, any certificate(s) of incorporation on change of name, the common seal and the statutory books and registers (which will be written up to but not including Completion) of the Company and of each of the Subsidiaries.

1.9                                        All deeds and documents relating to the title of the Company or the relevant Subsidiary to the Properties specified in Schedule 6.

Financial

1.10                                  A copy of the bank mandate of the Company and copies of bank statements in respect of each account of the Company as at the close of business on a date no earlier than two Business Days prior to Completion, together in each case with a reconciliation statement prepared by the Vendor to show the position at Completion (listing unpresented cheques drawn or received by the Company and standing orders or direct debits payable since the date of such bank statements).

2.                                              Convening of Meetings

2.1                                        The Vendor will procure that a duly convened board meeting of the Company is held at which:

2.1.1                                the transfers referred to in paragraph 1.1 (subject to stamping if not previously effected) are approved for registration in the books of the Company;

2.1.2                                the accounting reference date of the Company is changed to 30 June;

2.1.3                                the address of the registered office of the Company is changed to 21 Southampton Row, London WC1B 5HA;

2.1.4                                the resignations of directors, secretaries and auditors referred to in each of paragraphs 1.5, 1.6 and 1.7 are accepted with immediate effect ;

2.1.5                                such persons as are nominated by the Purchaser as directors, secretary and auditors of the Company are appointed with immediate effect; and

2.1.6                                all existing instructions to the bankers of the Company are revoked.

2.2                                        The Vendor will procure that a duly convened board meeting of each Subsidiary is held at which:

2.2.1                                the accounting reference date of the Subsidiary is changed to 30 June;

2.2.2                                the address of the registered office of the Subsidiary is changed to 21 Southampton Row, London WC1B 5HA;

2.2.3                                the resignations of directors, secretaries and auditors referred to in each of paragraphs 1.5, 1.6 and 1.7 are accepted with immediate effect;

2.2.4                                such persons as are nominated by the Purchaser as directors, secretary and auditors of the Subsidiary are appointed with immediate effect;

2.2.5                                all existing instructions to the bankers of the Subsidiary are revoked.

3.                                              Repayment of Monies Owed

The Vendor will repay, and will procure that each Member of the Vendor’s Group will repay, any amounts owed at Completion by such Vendor or Member of the Vendor’s Group to the Company or Subsidiary (as the case may be) whether due for payment or not save for normal inter-company trading accounts in the ordinary course of trading.

4.                                                Escrow Account

The Vendor will procure execution of all documents (insofar as they are to be executed by the Vendor, its officers and advisers) necessary to establish and operate the Escrow Account in accordance with the terms of this Agreement.

5.                                                TSA and Excluded Contracts Assignment

The Vendor will deliver an engrossment of each of the TSA and the Excluded Contracts Assignment duly executed by the Vendor’s Guarantor or the Vendor, as the case may be.

6.                                                Satisfaction of Consideration and Purchaser’s Obligations

6.1                                          The Purchaser will pay the Consideration payable on Completion, by electronic funds transfer to the Vendor’s Solicitors client account details of which shall be notified to the Purchaser’s Solicitors or by such other method as may be agreed between the parties and will pay the Retention Fund amount as stipulated in clause 2 into the Escrow Account.

6.2                                          The Purchaser will:

(a)                                           acknowledge receipt of the Disclosure Letter;

(b)                                          produce and deliver to the Vendor a copy or certified extract of the duly signed minutes of the board of the Purchaser and the Guarantor authorising the execution of this Agreement;

(c)                                           produce and deliver to the Vendor a legal opinion letter in the agreed terms confirming the power of the Guarantor to enter into and be bound by the terms of its obligations under this Agreement and all other Transaction Documents together with any additional documents executed pursuant thereto to which it is a party;

(d)                                          procure execution of all documents (insofar as they are to be executed by the Purchaser, its officers and advisers) necessary to establish and operate the Escrow Account in accordance with the terms of this Agreement; and

(e)                                           deliver an engrossment of each of the TSA and the Excluded Contracts Assignment duly executed by the Company.

SCHEDULE 6

The Properties

Property	:	Part 3rd floor and additional 3rd floor room, Old Bridge House, 40 Church Street, Staines, TW16 4EP

Interest	:	Leasehold

Landlord	:	Innoprise (Europe) Limited

Tenant	:	Via Net.works UK Limited

Date of Lease	:	7 October 2002 (Part 3rd floor) 25 June 2003 (additional room)

Term	:	5 years from and including 1 July 2002 and expiring at 12 noon on 30 June 2007 (part 3rd floor) from and including 2 June 2003 and expiring on 30 June 2007 (additional room)
Rent (£ p.a.)	:	£30,915 (part 3rd floor) £5965 (additional room)

Service Charge	:	£1,431.25 per quarter (part 3rd floor) £1,105 per annum (additional room)

Property	:	Second Floor, Old Bridge House, 40 Church Street, Staines, TW16 4EP

Interest	:	Leasehold

Landlord	:	Innoprise (Europe) Limited

Tenant	:	Via Net.works UK Limited

Date of Lease	:	7 October 2002

Term	:	5 years from and including 1 July 2002 and expiring at 12 noon on 30 June 2007

Rent (£ p.a.)	:	£67,365

Service Charge	:	£3,118.75 per quarter

Property	:	First floor and part ground floor, Old Bridge House, 40 Church Street, Staines, TW18 4EP

Interest	:	Leasehold

Landlord	:	Innoprise (Europe) Limited

Tenant	:	Via Net.works UK Limited

Date of Lease	:	7 October 2002 (First Floor) 25 June 2003 (Ground Floor)

Term	:	5 years from and including 1 July 2002 and expiring at 12 noon on 30 June 2007 (First Floor) from and including 25 June 2003 to 12 noon on 30 June 2007 (Ground Floor)

Rent (£ p.a.)	:	£67365 (First Floor) £4250 (Ground Floor)

Service Charge	:	£3118.75 (First Floor) £787 (First Floor)

Property	:	830 and 832 Birchwood Boulevard, Warrington

Interest	:	Leasehold

Landlord	:	IM Properties (Nationwide) Limited

Tenant	:	Via Networks (UK) Limited

Date of Lease	:	2 May 2001

Term	:	5 years from and including 9 January 2001

Rent (£ p.a.)	:	£73,050

Service Charge	:	£4,310.55

Property	:	824 and 825 Birchwood Boulevard, Warrington

Interest	:	Leasehold

Landlord	:	IM Properties Limited

Tenant	:	Via Networks UK Limited

Date of Lease	:	13 June 2001

Term	:	5 years from and including 13 June 2001

Rent (£ p.a.)	:	£30,000

Service Charge	:	£2,000

Property	:	Units 620, 621 and 622 Birchwood Boulevard, Warrington

Interest	:	Leasehold

Landlord	:	British Aerospace plc

Tenant	:	U-Net Limited

Date of Lease	:	1 October 1999

Term	:	10 years from and including 1 October 1999

Rent (£ p.a.)	:	£111,429.69

Service Charge	:	£3,400

SCHEDULE 7

Limitations on the Vendor’s Liability

1.                                                The provisions of this Schedule will apply notwithstanding any provisions to the contrary in this Agreement and will not cease to have effect in consequence of any termination by the Purchaser of any other provisions of this Agreement.

In this Schedule 7 “claim” means any claim which would (but for the provisions of this Schedule 7) be capable of being made against the Vendor for breach of this Agreement (save for any claim by the Purchaser for breach by any Member of the Vendor’s Group of the provisions of clause 8 or clause 23 of this Agreement or any liability or payment pursuant to clause 7.3 or Schedule 8) or under Part 3 of Schedule 4 unless the context otherwise requires. For the avoidance of doubt, in relation to any claim by the Purchaser under the provisions of clause 24, the provisions of this Schedule 7 shall apply mutatis mutandis only to the extent expressly set out in clause 24.

2.                                                Financial limitations

2.1                                          In no event shall the aggregate liability of the Vendor in respect of all claims under this Agreement or under Schedule 4 (including for any sums due under Schedule 8) exceed the Consideration actually received by the Vendor or that would have been received by the Vendor save for the operation of the provisions of Schedule 9.

2.2                                          The Purchaser shall not be entitled to claim against the Vendor under the Warranties (other than in respect of Warranties 1.3, 1.4 and 1.5) or under Part 3 of Schedule 4 :

2.2.1                                unless the amount (excluding interest and costs) that would be recoverable from the Vendor in respect of the claim exceeds £2,500.  For this purpose, if a claim relates to more than one event or circumstance which would separately constitute a breach of any of the Warranties or any other provision of this Agreement or under Part 3 of Schedule 4 that claim shall be treated as a separate claim in respect of each event or circumstance;

2.2.2                                until the amount (excluding interest and costs) that would be recoverable from the Vendor in respect of the claim, when aggregated with the amount (excluding interest and costs) recoverable in respect of any other claims against the Vendor under the Warranties or any other provision of this Agreement or under Part 3 of Schedule 4 (and for those purposes ignoring any claims which the Purchaser is not entitled to bring because of paragraph 2.2.1 above) exceeds a threshold of £120,000 in which event, the Vendor shall (but subject to paragraph 2.2.1) be liable for the entire amount of the claim and not merely the amount by which that threshold is exceeded.

3.                                                Time limitation

3.1                                          No claim unless notice in writing

No claim shall be brought by the Purchaser under the Warranties or any other provision of this Agreement (other than in respect of Warranties 1.3, 1.4 and 1.5) unless it shall have given notice in writing of that claim specifying (in reasonably sufficient detail) the matter giving rise to the claim, the nature of the claim and the amount claimed, as soon as practicable upon becoming aware of the existence of such claim, and shall have issued proceedings in respect thereof to the Vendor not later than:

a)                             in the case of a claim relating to Taxation, the expiry of a period of seven (7) years, commencing on the Completion Date;

b)                            in any other case, the date falling two (2) years after (and including) the date of Completion.

3.2                                          Liability of Vendor to terminate

The liability of the Vendor in respect of a claim notified in accordance with paragraph 3.1 (No claim unless notice in writing) shall absolutely terminate (if that claim has not been previously satisfied, settled or withdrawn) (and without affecting any time limit set out in paragraph 3.1) if legal proceedings in respect of that claim shall not have been properly issued and validly served on the Vendor within six (6) months or, in the case of any claim relating to Taxation, three (3) years after the date of service of that notice.

4.                                                Specific limitations

The Vendor will have no liability in respect of any claim (other than a claim under Part 2 of Schedule 4 when the provision of paragraph 4 of Schedule 4 shall apply):

4.1                                          to the extent that it arises or is increased as a result of the passing of, or a change in, any law, rule, regulation, interpretation of the law or administrative practice of a government, government department, agency or regulatory body or an increase in rates of taxation after Completion, or any provision or reserve in the Accounts and/or the Management Accounts being insufficient by reason of any increase in rates of taxation after Completion;

4.2                                          if it would not have arisen but for any voluntary act, omission, transaction or arrangement carried out after Completion outside of the ordinary course of its business (unless pursuant to a legally binding obligation incurred prior to Completion) by the Purchaser or the Company or any of their respective directors, employees or agents or successors in title;

4.3                                          to the extent that such claim arises, or has otherwise arisen and is increased, as a result of any reorganisation or change made in the ownership of the Company after Completion or any change in any accounting or taxation policies or practice or accounting reference date of the Company (other than to comply with the law or Accounting Standards in force at the date hereof) made after Completion;

4.4                                          to the extent that it relates to any loss for which:

4.4.1                                the Company would have had a right of recovery if the insurance which had been in force immediately prior to Completion (and which was fairly disclosed to the Purchaser) had been maintained at the relevant time; and

.4.4.2                             the Purchaser or the Company recovers under any policy of insurance in force at the relevant time subject to the Vendor reimbursing to the Purchaser the amount of the insurance premium actually incurred by the Company or the Purchaser in respect of any relevant insurance which made good the relevant loss;

4.5                                          to the extent that the subject matter of the claim is a matter provided for, or included as a liability or is disclosed, in the Accounts and/or the Management Accounts and/or the Completion Accounts save that in relation to the Completion Accounts the Vendor will have no liability in respect of a claim only to the extent that the relevant provision (or inclusion of liability) has the effect of reducing the Consideration paid by the Purchaser (either by reducing the Excess or increasing the Deficit); or

4.6                                          the damage, liability or loss suffered or incurred by the Purchaser or the Company has been made good or has been otherwise been compensated for without cost to the Purchaser or the Company.

5.                                                Recovery from third parties

5.1                                          Save where the provisions of paragraph 11 of Schedule 4 would apply, if the Vendor pays the Purchaser or the Company a sum to settle or discharge a claim and the Purchaser or the Company subsequently recovers whether by payment, discount, credit, relief or otherwise from any third party (including any tax authority) a sum which is referable to the claim then:

5.1.1                                either the Purchaser will (or will procure that the Company will) repay the Vendor as soon as reasonably practicable the amount recovered from the third party less any taxation payable on such sum and any costs and expenses incurred in recovering the same; or

5.1.2                                if the figure resulting under paragraph 5.1.1 above is greater than the amount paid by the Vendor to settle or discharge the claim, then the Purchaser is only obliged to repay to the Vendor such amount as is equivalent to the sum paid by the Vendor in settlement or discharge of that claim.

6.                                                No double recovery

The Purchaser is not entitled to recover damages or otherwise obtain payment, reimbursement or restitution more than once in respect of the same loss or liability.

7.                                                Contingent Liabilities

If any potential claim arises as a result of a contingent liability of the Company, the Vendor will not be obliged to pay any sum in respect of the potential claim until the liability ceases to be contingent and becomes an actual liability provided that, where any such claim is contingent, the Purchaser shall still be entitled to serve notice of any such claim pursuant to paragraph 3.1 and the period in which to serve proceedings as referred to in clause 3.2, shall not commence until such contingent liability becomes an actual liability.

8.                                                Conduct of Relevant Claims

8.1                                          If the Purchaser or the Company becomes aware of a claim or a potential claim by a third party (“Third Party Claim”) that will or is likely to give rise to a claim (other than a claim under Part 2 of Schedule 4 when the provisions of paragraph 7 of Schedule 4 shall apply) and save where to do so would or might reasonably breach or endanger the Purchaser’s privilege in any documents or records, or render unavailable any applicable insurance coverage, the Purchaser will (or will procure that the Company will):

8.1.1                                as soon as reasonably practicable notify the Vendor in writing of the Third Party Claim and of the matters which will or are likely to give rise to such claim;

8.1.2                                not make any admission of liability, agreement or compromise with any person, body or authority in relation to the Third Party Claim without first consulting with the Vendor;

8.1.3                                consult with the Vendor regarding the conduct of such Third Party Claim;

8.1.4                                if requested by the Vendor give the Vendor and its professional advisers reasonable access to:

8.1.4.1                                           the personnel of the Purchaser and/or the Company in order to interview the personnel;

8.1.4.2                                           any relevant premises, chattels, accounts, documents and records within the power, possession or control of the Purchaser and/or the Company in order to, at the Vendor’s own expense, examine and photograph the premises and chattels and to examine, photograph and take copies of the accounts, documents and records;

8.1.5                                take such action as the Vendor may reasonably request to avoid, resist, contest, defend, compromise or remedy the Third Party Claim or the matters which will or are likely to give rise to such claim subject to the Vendor and the Vendor’s Guarantor first indemnifying the Purchaser and the Company to the Purchaser’s reasonable satisfaction for all reasonable costs and expenses, damages or losses incurred as a result of a request by the Vendor.

8.2                                          Notwithstanding any other provision of this paragraph 8, the Purchaser shall not be required to take, permit or omit, or procure the taking, permitting or omission of, any step or action in relation to any Third Party Claim if and to the extent that the Purchaser acting in good faith, reasonably considers that the taking, permitting or omission of the relevant step or action would have a material adverse effect on any trading relationship or goodwill of any member of the Group or the Purchaser’s Group.

9.                                                Mitigation

Nothing in this Schedule 7 shall in any way restrict or limit the Purchaser’s common law duty to mitigate its loss including mitigating any loss of the Company.

10.                                          No Limitations for Fraud

Nothing in paragraph 2 of this Schedule 7 shall have the effect of limiting or restricting any liability of the Vendor in respect of a claim arising as a result of any fraud or dishonest or wilful misconduct by the Vendor.

11.                                          Payment of Relevant Claim to be reduction in consideration

Any amount paid by the Vendor in respect of a successful claim under this Agreement shall not constitute nor be deemed to constitute a reduction in the amount of the Consideration paid or payable to the Vendor.

12.                                          Records

The Purchaser shall and shall procure that the Company will retain and preserve all books, records, documents and information of or relating to the Company which are or may be relevant in connection with defending any claim brought by the Purchaser against the Vendor under this Agreement for so long as any actual or prospective claims remain outstanding.

SCHEDULE 8

Completion Adjustment

1.                                                Interpretation

In this Schedule 8 the following expressions have the following meanings:

“Agreed Accounting Principles”

means the accounting policies and principles adopted in preparing the Accounts, which accounting policies and principles are to be applied in compiling the Completion Accounts in accordance with this Schedule 8

“Cash”

all cash and cheques at bank credited in any account with a bank of the Company including uncleared or unpresented cheques received or issued by the Company (excluding, for the avoidance of doubt, any cheque or other method of payment of sum of £46,648.35 relating to the payment of outstanding invoices issued by British Telecommunications plc to the Company or the Subsidiaries prior to the Completion Accounts Date) save to the extent that such cheques relate to debts taken into account in the Target Net Working Capital

“Cash Statement”	the statement of Cash as at the Completion Accounts Date

“Completion Accounts”	the statement of Net Working Capital prepared in accordance with paragraph 2

“Completion Accounts Date”	5pm 24 September 2004

“Net Working Capital”

the aggregate value of the current assets of the Company (excluding any intangible assets, intercompany loans, intercompany trading balances and Cash) less the aggregate amount of the current liabilities of the Company (but excluding intercompany loans, intercompany trading balances and Cash) as at the Completion Accounts Date as shown by the Completion Accounts

“Target Net Working Capital”	the sum of negative £1,205,690 (a liability of one million two hundred and four thousand pounds sterling)

“UK GAAP”

all applicable laws and accounting conventions, standards, principles and practices including Financial Reporting Standards, statements of Standard Accounting Practice and Audit Guidelines having current force which are generally accepted in the United Kingdom

2.                                                Completion Accounts

2.1                                          The parties shall procure that forthwith after the Completion Accounts Date Completion Accounts of the Company and the Cash Statement shall be prepared in accordance with the provisions of this Schedule 8.

2.2                                          The Completion Accounts shall consist of a statement of the Net Working Capital as at 5.00 p.m. on the Completion Accounts Date.

2.3                                          The Completion Accounts shall:

2.3.1                                apply the Agreed Accounting Principles;

2.3.2                                apply and adopt the same judgments, bases and policies of accounting and valuation methods as applied or adopted for the purposes of the Management Accounts; and

2.3.3                                be prepared under the historical cost convention in accordance with the requirements of UK GAAP.

If there is a conflict between the provisions set out in paragraph 2.3.1, 2.3.2 and 2.3.3, 2.3.1 shall prevail over 2.3.2 and 2.3.2 shall prevail over 2.3.3.

2.4                                         The Completion Accounts shall make no provision for the following items which shall also be excluded for the purposes of calculating the Net Working Capital:-

2.4.1                                intercompany balances owed to/from the Vendor’s Group;

2.4.2                                Cash;

2.4.3                                the KP Claim and KP Counterclaim;

2.4.4                                any liabilities in connection with the termination of the employment of Nick Callaghan and any other officer and/or employee of the Company (except as provided in paragraph 2.5.4 below) on or after Completion; and

2.4.5                                the payment of £46,648.35 to British Telecommunications plc in respect of outstanding invoices.

2.5                                          The Completion Accounts shall make the following provisions for the purposes of calculating Net Working Capital:

2.5.1                                £68,000 for the claim by Cable & Wireless regarding low usage charges as detailed in the Disclosure Letter ;

2.5.2                                £40,000 for the claims by Fibernet as detailed in the Disclosure Letter; and

2.5.3                                £35,000 in respect of the termination of employment of Michael Hogan.

3.                                                Procedure

3.1                                          The Purchaser shall procure that within 2 months after the Completion Accounts Date the Purchaser shall deliver a final draft of the Completion Accounts to the Vendor (“Draft Completion Accounts”) and of the Cash Statement (“Draft Cash Statement”).  If the Vendor does not serve a Dispute Notice (as defined below) in accordance with paragraph 3.2 the Draft Completion Accounts shall constitute the Completion Accounts and the Draft Cash Statement shall constitute the Cash Statement.

3.2                                          If within the period of 15 Business Days following delivery to the Vendor by the Purchaser of the Draft Completion Accounts, the Vendor shall notify the Purchaser in writing that it does not accept the Draft Cash Statement and/or that the Draft Completion Accounts comply with paragraph 2 (“Dispute Notice”) then the Vendor and the Purchaser shall use all reasonable endeavours to reach agreement upon adjustment of the said draft or drafts (as the case may be) within a further 10 Business Days.  The Dispute Notice shall specify (a) which items are disputed, (b) the reasons therefor and, to the extent practicable, (c) the effect the Vendor believes that the items in dispute have on Net Working Capital and/or Cash (as the case may be).  Only those items or amounts specified in the Dispute Notice shall be treated as being in dispute.

3.3                                          If the Vendor accepts in writing or the Vendor is deemed (pursuant to paragraph 3.1) to accept the Draft Cash Statement or that the Draft Completion Accounts comply with paragraph 2 then the Draft Completion Accounts shall be the Completion Accounts and/or the Draft Cash Statement shall be the Cash Statement (as appropriate) for the purposes of this Agreement and shall be final and binding on the parties.

3.4                                          In the event that the Vendor and the Purchaser are unable to reach agreement in the further period of 10 Business Days specified in paragraph 3.2 any matter in dispute and the amount of Net Working Capital or Cash (as the case may be) shall be referred to and determined by such independent accountant as they shall agree or, failing agreement within 2 Business Days of expiry of the period referred to in paragraph 3.2, to such accountant as shall be appointed on the application of either the Vendor or the Purchaser, by the President for the time being of the Institute of Chartered Accountants in England and Wales (the “Independent Accountant”). In giving his decision the Independent Accountant shall state what adjustments (if any) are to be made to the Draft Cash Statement and/or the Draft Completion Accounts in order that they shall comply with paragraph 2 and the amount of the Net Working Capital and/or Cash.

3.5                                          The Vendor and the Purchaser shall provide the Independent Accountant with such access to the books and records of the Group as the Independent Accountant may reasonably request.  The Vendor and the Purchaser shall each be entitled to make representations to the Independent Accountant concerning the items and amounts set out in the Dispute Notice.

3.6                                          Any such decision of the Independent Accountant shall be final and binding on the Vendor and the Purchaser (save in the case of fraud or manifest error) and shall be given by the Independent Accountant as expert and not as arbitrator.

3.7                                          The costs of the Independent Accountant (if applicable) shall be borne as he or they shall direct or in the absence of such direction by the Vendor and the Purchaser in equal half shares.

3.8                                          The Vendor and the Purchaser shall give such assistance to each others accountants and to the Independent Accountant as may be reasonably required by them.

4.                                                Adjustment of Consideration

4.1                                       When the Completion Accounts have become final and binding (whether under paragraph 3.3 or by virtue of a decision of the Independent Accountant) the Consideration shall be subject to the following adjustments:

4.1.1                                there will be added thereto, the amount, if any, by which the Net Working Capital is greater than the Target Net Working Capital (the “Excess”); or

4.1.2                                there will be deducted therefrom, the amount, if any, by which the Net Working Capital is less than the Target Net Working Capital (the “Deficit”).

provided that there shall be no adjustment to the Consideration if the Excess or the Deficit (as the case may be) is within 10 per cent (more or less) of the Target Net Working Capital.

4.2                                       Subject to the proviso to paragraph 4.1 an amount equal to the Excess or the Deficit shall be paid by the Purchaser or the Vendor (as the case may be) within 7 Business Days after the Completion Accounts have become final and binding as aforesaid.

4.3                                       When the Cash Statement has become final and binding (whether under paragraph 3.3 or by virtue of a decision of the Independent Accountant), the Vendor shall, if Cash is less than £739,132 (“Cash Deficit”), pay to the Purchaser the amount of the Cash Deficit within 7 Business Days after the Cash Statement has become final and binding as aforesaid.  In the event that Cash is more than £739,132 (such amount being the “Cash Excess”) the Purchaser shall pay to the Vendor (or, at the Vendor’s election such Cash Excess may be deducted from the funds standing to the credit of the Retention Fund at that time) the amount of the Cash Excess within 7 Business Days after the Cash Statement has become final and binding as aforesaid.

4.4                                       Any amount not paid when due under this Schedule 8 shall carry interest on the amount to be paid at the annual rate of 3 per cent. above the base lending rate from time to time of HSBC Bank plc from the due date until the date of actual payment (as well after judgment as before).

4.5                                       All sums payable to the Purchaser under this Schedule shall first be settled from the Retention Fund and thereafter be paid in cash by telegraphic transfer to the Purchaser’s Solicitors (at Barclays Bank plc, Account Number 80823627, Sort Code 20-65-82) and payment to them will be a good and sufficient discharge to the Purchaser and the Vendor will not be further concerned as to the application of the moneys so paid and in respect of any payments to the Vendor the provisions of clause 3.3 shall apply.

SCHEDULE 9

Provisions regarding Retention Fund

The Retention Fund will be paid on Completion by the Purchaser into a joint on-demand interest bearing deposit account with Yorkshire Bank in the name of the Purchaser’s Solicitors and the Vendor’s Solicitors (the “Retention Fund Holders”) who will hold the Retention Fund as stakeholders upon trust for the Purchaser and the Vendor on the following terms:

1.                                                Subject as provided in paragraphs 3 and 6, the Retention Fund Holders will pay £1,000,000 (one million pounds) of principal of the Retention Fund to the Vendor’s Solicitors in the manner provided in paragraph 6.1 of Schedule 5 at the expiration of six months from and including the date of Completion, together with fifty per cent. of the interest accrued on the balance standing to the credit of the Escrow Account, net of bank and electronic funds transfer charges.

2.                                                Subject as provided in paragraphs 3 and 6, the Retention Fund Holders will pay the balance of the Retention Fund to the Vendor’s Solicitors in the manner provided in paragraph 6.1 of Schedule 5 at the expiration of one year from and including the date of Completion (including any interest accrued on the balance standing to the credit of the Escrow Account, net of bank and electronic funds transfer charges).

3.                                                If prior to the expiration of the periods referred to in paragraph 1 and paragraph 2 (each a “Relevant Date”) the Purchaser shall have given written notice to the Vendor of a bona fide claim under or arising out of or in connection with this Agreement, the Warranties or under the Tax Covenant (“Claim”) the following provisions shall apply:

3.1                                          to the extent that such Claim shall not have been Settled (as hereinafter defined) by the Relevant Date then on receipt by the Vendor and Purchaser prior to the Relevant Date of an opinion of Counsel (instructed in accordance with paragraph 3.3 below) to the effect that on the balance of probabilities the Purchaser is likely to succeed in its Claim and specifying the quantum which is Counsel’s best estimate of the amount which the Purchaser will recover in the event of a successful Claim then the Purchaser shall be entitled to defer payment of such amount of the Retention Fund as is equal to such estimate pending the Claim being Settled and such amount (up to the maximum amount of the Retention Fund) shall be retained in the Escrow Account and the balance of any sum payable pursuant to paragraph 1 or paragraph 2 shall be paid to the Vendor’s Solicitors in accordance with such relevant paragraph;

3.2                                          as soon as possible following the Claim being Settled (and in any event within 10 Business Days thereof) there shall be paid to the Vendor from the Escrow Account a sum equal to the amount (if any) for which the Claim was Settled below the amount which was retained in the Escrow Account except that no such payment shall be required to the extent that there are additional unsettled Claims to which the provisions of this Schedule 9 shall have been applied.  The amount of any Claim so Settled shall be treated as a reduction pro tanto of the Purchaser’s obligation to pay in whole or in part the Consideration and there shall be paid to the Purchaser from the Escrow Account to the fullest extent possible an amount equal to the Settled Amount.

4.                                                A Claim shall be regarded as “Settled” for the purpose of this Schedule 9 if either:

4.1                                          the Vendor and the Purchaser (or their respective Solicitors) shall so agree in writing; or

4.2                                          a Court has awarded judgement in respect of the Claim and either no right of appeal lies in respect of such judgement or the parties are debarred whether by passage of time or otherwise from exercising any such right of appeal or the parties in whose favour the right of appeal subsists fails to lodge such appeal within 28 days of such judgment and “Settled Amount” shall mean the amount for which the Claim is Settled (including interest and costs).

5.                                                For the purposes of paragraph 3.2, the Counsel to be instructed as herein provided shall be of such age and experience as is commensurate with the nature of and sums involved in the Claim being made and as shall be agreed upon by the Vendor and the Purchaser or in the absence of such agreement within 3 Business Days as shall be nominated at the request of either the Vendor or the Purchaser by the President for the time being of the Law Society (“Counsel”).  The Counsel shall be instructed by the Purchaser’s Solicitors and the Purchaser’s Solicitors shall, in the first instance, provide the Vendor’s Solicitors with instructions to Counsel for their approval (such approval not to be unreasonably withheld or delayed).  The reasonable comments and amendments of the Vendor’s Solicitors shall be included in the instructions to Counsel.  In the event that the Vendor’s Solicitors fail to provide any such comments and amendments within 3 Business Days, the Purchaser’s Solicitors shall be entitled to instruct Counsel without further reference to the Vendor’s Solicitors.  Such Counsel’s costs shall be borne by the Purchaser but shall be taken into account as costs as appropriate in connection with the settlement of the Claim.

6.                                                Where any payment is made to the Purchaser out of the Escrow Account as provided in this Schedule, the Purchaser shall at the same time be entitled to a corresponding proportion of the interest accrued on the proportionate balance of the Retention Fund.  Otherwise all interest accrued on the Retention Fund shall be payable to the Vendor at the time of payment to the Vendor out of the Retention Fund in accordance with this Schedule.  All payments of interest to the Purchaser or the Vendor shall be made in accordance with their respective instructions and shall be less any tax on such interest for which the Retention Fund Holders may be accountable.

7.                                                If any interest on sums due to the Purchaser will be included in any determination or award and paid to the Purchaser out of the Retention Fund then the amount of interest payable to the Purchaser under paragraph 6 will be reduced by the amount of such interest determined or awarded.

8.                                                The amount of money in the Retention Fund is not to be regarded as imposing a limit on the amount of any compensation or indemnity which may be claimed by the Purchaser.

9.                                                The Vendor and the Purchaser will execute the Retention Fund Instruction Letter and deliver it to its addressees, and will promptly take all such steps and promptly give all such other written instructions, as are necessary or desirable to give effect to the provisions of this Schedule.

10.                                          The Purchaser shall only have direct recourse against the Vendor or the Vendor’s Guarantor to satisfy a Settled Amount in respect of a Claim, once the Retention Fund has either been exhausted or paid to the Vendor.

RETENTION FUND INSTRUCTION LETTER

From:	VIA NET.WORKS Europe B.V.; and

Claranet Limited

TO:	Eversheds LLP
Eversheds House
70 Great Bridgewater Street
Manchester
M1 5ES

	Lewis Silkin	{DATE} 2004
12 Gough Square
London
EC4A 3DW

Dear Sirs

Retention Fund

This Retention Fund Instruction Letter relates to the Escrow Account as defined in an agreement (“the Share Purchase Agreement”) dated {DATE} 2004 between inter alia the Vendor and the Purchaser (each as defined in the Share Purchase Agreement) relating to the sale and purchase of the issued share capital of Via Net.Works UK Limited.  Words and expressions defined in the Share Purchase Agreement shall, save as otherwise defined or as the context may require in this letter, have the same meanings in this letter.

We hereby jointly and irrevocably instruct you as follows:

1.                                                You shall maintain the Retention Fund in a separately designated interest bearing deposit account with Yorkshire Bank plc, such account to be opened by instruction letter in the form annexed to this letter and bank mandate forms previously supplied to such bank and held in your joint names as stakeholders upon trust for us.

2.                                                The Retention Fund shall be held on six month call unless you receive written instructions to the contrary signed on our behalf in accordance with paragraph 4 of this letter.

3.                                                Any payments from the Retention Fund shall be made by you in accordance with the provisions of Schedule 9 of the Share Purchase Agreement.  You shall not deal with the funds held from time to time in the Retention Fund except in accordance with the provisions of this Retention Fund Instruction Letter, Schedule 9 of the Share Purchase Agreement or any written instructions signed on our behalf in accordance with paragraph 5 of this letter.

4.                                                You may (without making any further enquiries or checks) rely on and be protected in acting or refraining from acting on any written instructions, notice or request given by the Purchaser and the Vendor if provided by any one person for each of the Purchaser and the Vendor whose name and specimen signature is set out in the annexure to this letter and it shall not be necessary for you to enquire into the authority of any signatory or the authenticity of any such signature.

5.                                                You may withdraw from the Retention Fund and account to the Inland Revenue for any amount of tax payable on the interest earned on the Retention Fund for which you are accountable.

6.                                                You are authorised to pay any bank charges incurred in the conduct of the Retention Fund out of funds standing from time to time to its credit.

7.                                                We shall each pay one half of your costs and expenses in relation to the establishment of the Retention Fund and its administration.

8.                                                Neither of you shall be liable for any loss or damage occurring as a result of any act, mistake or omission made by you in good faith or by reason of any other matter or thing except where arising out of your fraud, wilful default or negligence.

9.                                                We jointly and severally agree to indemnify each of you against all actions, proceedings, claims, demands, liabilities, costs and expenses which you may suffer or incur in connection with the performance of your obligations under this letter, save insofar as the same result from your fraud, wilful default or negligence.

10.                                          The provisions of this letter will apply to and enure for the benefit of the partners and/or members for the time being of each of the firms respectively to whom it is addressed and to the partners and/or members of any firm resulting from any reconstitution or name change of either firm and references to “partners”, “members” or “firms” will include references to such partners, members or firms.

11.                                          This letter shall be governed by and construed in accordance with English law.

Please indicate your acceptance of the instructions contained in this letter by signing and returning one of the two enclosed copies of this letter to each of us.

Yours faithfully

Claranet Limited

VIA NET.WORKS EUROPE HOLDINGS B.V.

Annex to Retention Fund Instruction Letter

Purchaser signatories

[ ]
Name	Office	Signature

[ ]
Name	Office	Signature

Vendor signatories

[ ]
Name	Office	Signature

[ ]
Name	Office	Signature

BANK INSTRUCTION LETTER

TO:

Yorkshire Bank

Manchester Regional Business Centre

The Chancery

Spring Gardens

Manchester

M2 17B

Dated

Dear Sirs

We, the undersigned, hereby request that you open an interest bearing deposit account in the joint names of Eversheds LLP and Lewis Silkin subject to the following conditions:

1.                                                Interest is to be credited to the account gross.

2.                                                Withdrawals at any time or times from the deposit account are to be made in accordance with written instructions addressed to you, provided that they are signed by two of the authorised signatories listed below, one from Eversheds LLP and one from Lewis Silkin.

3.                                                You are entitled to deduct your reasonable and proper charges from the amount for the time being standing to the credit of the deposit account.

4.                                                This authority will remain in force until revoked notwithstanding any change in the constitution or name of the firms specified below and will apply notwithstanding any change in the membership of the firms by death, bankruptcy, retirement or otherwise, or the admission of any new partner or partners.

5.                                                Statements shall be supplied monthly to each of Eversheds LLP (for the attention of Mark Holleran) and Lewis Silkin (for the attention of Philip Lamb).

List of Authorised Signatories

1.NAME

2.OFFICE HELD

3.SPECIMEN SIGNATURE

EVERSHEDS LLP

Helen Ridge	Partner

Geoffrey Blower	Partner

Christopher Moss	Partner

Christopher Tinsley	Partner

LEWIS SILKIN

Philip Lamb	Partner

Fergus Payne	Partner

Jo Evans	Partner

Paul Glassberg	Partner

Yours faithfully

LEWIS SILKIN	Date

EVERSHEDS LLP	Date

SCHEDULE 10

People of whom enquiry has been made for the purpose of Vendor awareness

Matt Stuart Nydell

Nick Callaghan

Ray Walsh

Michael Hogan

Cameron Mackenzie

SCHEDULE 11

Identified Prospects under “Sales Radar”

Omitted.

SCHEDULE 12

Computer Equipment

Omitted.

SCHEDULE 13

Documents to be submitted to the Inland Revenue for adjudication (clause 24)

1.                                                Agreement for the sale and purchase of the business and assets of Netlink Internet Services Limited dated 1 December 2000 between Netlink Internet Services Limited and VIA NET.WORKS UK Limited;

2.                                                Agreement for the sale and purchase of the business and assets of U-Net Limited dated 1 December 2000 between U-Net Limited and VIA NET.WORKS UK Limited;

3.                                                Agreement for the sale and purchase of the business and assets of I-Way Limited between 1-Way Limited and VIA NET.WORKS UK Limited; and

4.                                                Agreement for the sale and purchase of the business and assets of Worldwide Web Services Limited dated 1 December 2000 between Worldwide Web Services.

SIGNED by Matt Nydell

duly authorised on behalf of

VIA NET.WORKS EUROPE

HOLDING B.V.

in the presence of :

Witness Name:

Address:

Occupation:

Signature:	/s/

SIGNED by Matt Nydell
duly authorised on behalf of
VIA NET.WORKS, INC
in the presence of:

Witness:

Address:

Occupation:

Signature:	/s/

SIGNED by Charles Nasser
duly authorised on behalf of
CLARANET LIMITED
in the presence of :

Witness:

Address:

Occupation:

Signature:	/s/

SIGNED by	Charles Nasser
duly authorised on behalf of
CLARA.NET HOLDINGS LIMITED
in the presence of :

Witness:

Address:

Occupation:

Signature:

Exhibit 31.1

SECTION 302 CERTIFICATION

I, Ray Walsh, certify that:

1.                                       I have reviewed this quarterly report on Form 10-Q/A of VIA NET.WORKS, Inc. (“VIA”);

2.                                       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.                                       VIA’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for VIA and have:

a)                                      designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to VIA, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)                                     evaluated the effectiveness of VIA’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)                                      disclosed in this report any change in VIA’s internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during VIA’s most recent fiscal quarter  that has materially affected, or is reasonably likely to materially affect, VIA’s internal control over financial reporting.

5.                                       VIA’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to VIA’s auditors and the audit committee of VIA’s board of directors:

a)                                      all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect VIA’s ability to record, process, summarize and report financial information; and

b)                                     any fraud, whether or not material, that involves management or other employees who have a significant role in VIA’s internal control over financial reporting.

Date: May 24, 2005
/s/ Ray Walsh
Ray Walsh
Chief Executive Officer

Exhibit 31.2

SECTION 302 CERTIFICATION

I, Cameron Mackenzie, certify that:

1.                                       I have reviewed this quarterly report on Form 10-Q/A of VIA NET.WORKS, Inc. (“VIA”);

2.                                       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.                                       VIA’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for VIA and have:

a)                                      designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to VIA, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)                                     evaluated the effectiveness of VIA’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)                                      disclosed in this report any change in VIA’s internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during VIA’s most recent fiscal quarter  that has materially affected, or is reasonably likely to materially affect, VIA’s internal control over financial reporting.

5.                                       VIA’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to VIA’s auditors and the audit committee of VIA’s board of directors:

a)                                      all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect VIA’s ability to record, process, summarize and report financial information; and

b)                                     any fraud, whether or not material, that involves management or other employees who have a significant role in VIA’s internal control over financial reporting.

Date: May 24, 2005
/S/ CAMERON MACKENZIE
Cameron Mackenzie
Chief Financial Officer

Exhibit 32

Written Statement of Chief Executive Officer and Chief Financial Officer
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

The undersigned, the Chief Executive Officer and the Chief Financial Officer of VIA NET.WORKS, Inc. (the “Company”), each hereby certifies that, to his knowledge on the date hereof:

(a) the Form 10-Q/A of the Company for the period ended March 31, 2005 filed on the date hereof with the Securities and Exchange Commission (the “Report”) fully complies with the requirements of Section 13(a) or 15(b) of the Securities Exchange Act of 1934; and

(b) the information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ray Walsh
Ray Walsh
Chief Executive Officer
May 24, 2005

/s/ Cameron Mackenzie
Cameron Mackenzie
Chief Financial Officer
May 24, 2005

Exhibit 99.1

RISK FACTORS

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, set forth below are cautionary statements identifying important factors that could cause actual events or results to differ materially from any forward-looking statements made by or on behalf of us, whether oral or written. We wish to ensure that any forward-looking statements are accompanied by meaningful cautionary statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors that could cause actual events or results to differ materially from our forward-looking statements.  Additional risk factors relating to our business are identified in our annual report on Form 10-K and our other filings with the Securities and Exchange Commission.

A. RISK RELATED TO THE ASSET SALE

We cannot be sure if or when the Asset Sale will be completed.

The consummation of the Asset Sale is subject to the satisfaction of various conditions, including the requirement that we obtain shareholder approval and adoption of the Sale Agreement and the Asset Sale and the absence of a material adverse change. We cannot guarantee that we have satisfied or will be able to satisfy the closing conditions set forth in the Sale Agreement. If we are unable to satisfy the closing conditions, Claranet will not be obligated to complete the transaction.

If the Sale Agreement and the Asset Sale are not approved and adopted by our shareholders, or if the Asset Sale does not close, our board of directors, in discharging its fiduciary obligations to our shareholders, will be compelled to evaluate other alternatives which we believe would be less favorable to our shareholders than the Asset Sale. If the Asset Sale is not consummated, there can be no assurance that we can obtain an alternative solution to our liquidity issues. In that event, and unless we could find such an alternative solution, we would have insufficient funds to continue to operate.

If the Asset Sale is not completed, we will not be able to continue as a going concern without additional financing, and in the absence of another offer we do not believe we will be able to raise that financing.

If the Asset Sale does not close because we fail to meet any of the closing conditions set forth in the Sale Agreement, because the Sale Agreement and Asset Sale are not approved and adopted by our shareholders, or for any other reason, we will require immediate funds to repay Claranet for amounts due and owing under the working capital facility agreement, and if we are at fault, we will also be required to pay the break fee to Claranet and reimburse the $3.0 million deposit paid by Claranet.  In such event, we will also require additional financing to be able to continue our operations as a going concern.  We currently do not have an alternative proposal for any new financing.  If under these circumstances we cannot raise the new financing in a short period of time, our alternatives would be limited by the time available to raise the required finance to avoid insolvency proceedings.

We will not know the timing, amount or nature of any distributions to shareholders.

If the Sale Agreement and Asset Sale are approved and adopted, our board of directors is currently unable to predict the timing, amount or nature of, or the record dates for, distributions, if any, to our shareholders following the Asset Sale, whether or not the Plan of Dissolution is approved. As a result, our shareholders will not know the timing, amount or nature of any distributions. The amount available for distributions to shareholders will depend in part upon the adjustments to the purchase price set forth in the Sale Agreement, particularly the amount drawn by us on the interim working capital facility provided by the Purchaser, obligations outstanding when the Asset Sale is completed, and the time and ongoing expense incurred that is required to complete the process of liquidation. Any available cash and any amounts received in connection with the Asset Sale that are used to provide for our claims and obligations and ongoing expenses will reduce cash and other assets available for distribution to our shareholders.

Through the date of closing and a final distribution to shareholders, we will likely continue to experience negative cash flow and any delay in the closing process will decrease the net funds available for distribution to shareholders

We continue to experience negative cash flows from our consolidated operations. Without sufficient funds to make termination payments, we cannot engage in further restructuring activities to reduce further the operating expenses and negative cash flow. On a consolidated basis, we are currently using approximately $2.0 million per month in negative cash flow and expect to continue that trend through a closing of the Asset Sale. We anticipate that the closing would occur during the first week of July. If the closing occurs as anticipated, we would likely use all or a portion of the $7.0 million (Euro 5.3 million) working capital facility to be provided by Claranet, thereby reducing the $26.4 million purchase price by the amount of the funds we draw from the facility. We have already utilized the $3.0 million deposit paid to us for working capital and $1.1 million of that amount will also reduce the net proceeds at a closing.

The amount of net proceeds available to shareholders will depend on negotiations with creditors and vendors and the lack of unanticipated creditor claims

Assuming we close the Asset Sale, the net proceeds will first be used to satisfy our remaining debts and obligations. Those obligations include but are not limited to termination payments to employees, payment toward our accrued liabilities, the transaction costs of the Asset Sale, which includes professional fees that have not been paid on a current basis out of working capital, termination costs for cancellation of the headquarters’ leased premises and the satisfaction of our debt to the sellers of the AMEN and PSINet Europe companies. The net proceeds that will be available for distribution to shareholders will depend on the amounts that are ultimately paid to satisfy these obligations.

No legal actions to challenge the transaction or suits by creditors or other persons for claims have been raised to date. If any such actions are initiated, the cost of defending any such lawsuit and any damage claim assessed against us would diminish the net proceeds available to shareholders.

During and subsequent to the end of the quarter ended March 31, 2005, we have engaged in discussions with the former owners of the PSINet Europe companies with a view toward renegotiating the Euro 6 million ($7.8 million) zero coupon convertible note obligation we entered into in connection with our acquisition of the five PSINet Europe companies on August 20, 2004.  See ITEM. 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, Recent Events and Potential Sale of the Businesses for further discussion of the renegotiation.  There can be no assurance that the proposed compromise of the note will be completed on the terms described above and if it is not, the amount of funds available for distribution to shareholders upon the completion of the liquidation of the Company could be materially impacted.

Fluctuations in the exchange rate between the U.S. dollar and the various currencies in which we conduct business may affect the funds available for distribution to our shareholders

Claranet has extended to us a working capital facility up to a maximum of Euro 5.3 million or the equivalent of $7.0 million based on the applicable US$/€ exchange rate for April 30, 2005, the date the working capital facility was executed.  We will draw upon the facility in the currency of our working capital requirements, primarily in Euros, but also in British pounds, Swiss Francs and U.S. dollars. Each draw upon the working capital facility in a currency other than the Euro will be valued in Euros based on the spot exchange rate on the date immediately prior to the draw of the currency of the draw.  Fluctuations in foreign currency exchange rates may impact the total amount of the draws and the amount that will be deducted against the purchase price in order to repay the facility on the date of closing.  For example, if the Euro to U.S. dollar exchange rate as of the date immediately prior to the close of the Asset Sale is greater than the exchange rate as of April 30, 2005, the amount that we repay to Claranet and deduct against the $26.4 million purchase price will be higher than what would have been deducted had the exchange rate been the same for the two dates.

In addition, we have accrued liabilities and we incur expenses in local currencies primarily Euros.  Our estimate of the debts and liablities that we will repay after closing the Asset Sale is based on the Euro to U.S. dollar exchange rate as of the time the estimate is made.  Fluctuations in foreign currency exchange rates may materially increase the total amount of liabilities that will be repaid and expenses that are incurred by us as expressed in U.S. dollars until the final liquidation of the Company, and thereby negatively impact the net funds that will be available for distribution to our shareholders.

B. RISK FACTORS RELATED TO OUR BUSINESS

We are continuing to incur substantial losses and reductions in cash.

We have incurred substantial losses for the year ended December 31, 2004 and the three months ended March 31, 2005, and our cash position has continued to deteriorate. We are meeting our needs for operating cash with proceeds from a recent sale of a Swiss subsidiary, use of the deposit provided by the Purchaser in connection with the original letter of intent, and we will begin to draw upon the working capital facility provided by the Purchaser. If we continue to operate our business, we will continue to incur claims, liabilities and expenses from operations (such as operating costs, salaries, lease payments, insurance, payroll and local taxes, legal and accounting fees and miscellaneous office expenses). We would also continue to face competition within the industry from well-established national, regional and independent competitors with greater financial and other resources than us. In addition, perception of our financial condition adversely affects our business. We cannot assure that we will not continue to incur substantial losses if we continue to conduct our operations.

We cannot assure you of the continued listing of our common stock on the NASDAQ market

On June 15, 2004 we received a letter from The Nasdaq Stock Market, Inc. indicating that our common stock had failed to meet Nasdaq’s continued listing requirement that the common stock trade above $1.00 per share because it traded below $1.00 per share for the preceding 30 consecutive trading days. Nasdaq informed us that, if the bid price of shares of our common stock did not close at or above $1.00 for at least 10 consecutive trading days prior to December 13, 2004, we would be notified that our common stock would be delisted from the Nasdaq SmallCap Market. On December 15, 2004, VIA announced that that it received a letter from the Nasdaq Stock Market granting the company a second 180-day extension, to June 10, 2005, to regain compliance with Nasdaq’s minimum bid price requirement. In granting the extension, Nasdaq noted that VIA met all other Nasdaq SmallCap Market listing standards.

In order to maintain its listing on the Nasdaq SmallCap Market, VIA must maintain compliance with the continuing listing standards for the SmallCap Market, which include: minimum stockholders’ equity of $2.5 million, a public float of 500,000 shares, market value of publicly held shares of $1 million, at least two market makers and a minimum bid price of at least $1.00 per share.

Further, there can be no assurance that VIA’s common stock will come into compliance with Nasdaq’s minimum bid price requirement before June 10, 2005. Although we are considering seeking stockholder approval for a reverse stock split to regain compliance with the minimum bid price requirement, we cannot assure you that our stockholders would approve a reverse split or that our board ultimately would implement one.  If our common stock is delisted from the Nasdaq SmallCap Market, we could trade on the OTC Bulletin Board, which is substantially less liquid than the SmallCap Market. If VIA’s common stock is delisted from the Nasdaq markets, the trading market for our common stock could be disrupted, which could make it difficult for investors to trade in our common stock and may result in a reduction in the market price of shares of our common stock.

We rely on telecommunications providers in our markets to provide our customers with reliable access to our services, and failures or delays in providing access could limit our ability to service our customers and impact our revenues and operating results

Our customers typically access our services either through their normal telephone lines or dedicated lines provided by local telecommunications providers specifically for the purposes of accessing and utilizing the Internet.  Our customers are usually required to maintain their telephone line to utilize certain of our resold voice services or must have a pre-existing voice service prior to switching to our voice service, depending on the resold voice service we offer. In some of our markets, we experience delays in delivery of new telephone or dedicated lines that prevent our customers from utilizing our services.  These delays result in lost revenues.  Additionally, some total telecommunications providers that provide internet services provide delivery of telephone or dedicated lines to their own internet customers on a preferential basis, which may cause us to lose current and potential customers.  We also lease network capacity and VPNs from telecommunications providers and rely on the quality and availability of their service.  These companies may experience disruptions of service, which could disrupt our services to, or limit internet access for our customers.  We may not be able to replace or supplement these services on a timely basis or in a cost-effective manner, which may result in customer dissatisfaction and lost revenues.  In addition, to the extent that alternative local access providers fall in any particular market, the incumbent telecommunications providers will experience less competitive prior pressure for access, which could increase our cost structures and impair our profit margins.

We depend on the reliability of our network and systems, and a failure or a breach of our security measures could result in a loss of customers and reduced revenues

We are able to deliver services only to the extent that our network and systems are protected against damages from technical network or system failures, computer viruses, natural disasters and unauthorized access of intentional acts or omissions caused by third parties. Any failure, accident or security breach that causes interruptions in our operations could impair our ability to provide services to our customers and negatively impact our revenues and results of operations. To the extent that any disruption or security breach results in a loss or damage to our customers’ data or applications, or inappropriate disclosure of confidential information, we may incur liability as a result. In addition, we may incur additional costs to remedy the damages caused by these disruptions or security breaches. Although we currently possess errors and omissions insurance and business interruption insurance, these policies may not provide effective coverage upon the occurrence of a material event or a combination of events.